  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 18, 1998
                                                     REGISTRATION NO. 333-51465
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             AMENDMENT NO. 4
                                    TO THE
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                      HORIZON ORGANIC HOLDING CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                    2020                      84-1405007
     (STATE OR OTHER     (PRIMARY STANDARD INDUSTRIAL      (I.R.S. EMPLOYER
     JURISDICTION OF      CLASSIFICATION CODE NUMBER)    IDENTIFICATION NUMBER)
    INCORPORATION OR
      ORGANIZATION)


                              6311 HORIZON LANE
                          LONGMONT, COLORADO 80503
                                (303) 530-2711
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                             BARNET M. FEINBLUM
                    PRESIDENT AND CHIEF EXECUTIVE OFFICER
                      HORIZON ORGANIC HOLDING CORPORATION
                              6311 HORIZON LANE
                           LONGMONT, COLORADO 80503
                                (303) 530-2711
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------

                                  COPIES TO:
    JAMES C. T. LINFIELD, ESQ.              THOMAS A. BEVILACQUA, ESQ.
      CARRIE L. SCHIFF, ESQ.                DAVID A. MAKARECHIAN, ESQ.
      COOLEY GODWARD LLP 2595             BROBECK, PHLEGER & HARRISON LLP
    CANYON BOULEVARD, SUITE 250        TWO EMBARCADERO PLACE, 2200 GENG ROAD
    BOULDER, COLORADO 80302-6737            PALO ALTO, CALIFORNIA 94303
          (303) 546-4000                          (650) 424-0160

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

PROSPECTUS      SUBJECT TO COMPLETION, DATED JUNE 18, 1998
                                3,000,000 SHARES

          [LOGO OF HORIZON ORGANIC HOLDING CORPORATION APPEARS HERE]
                                  COMMON STOCK
  All of the 3,000,000 shares of Common Stock offered hereby are being sold by Horizon Organic Holding Corporation ("Horizon" or the "Company"). Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $9.00 and $11.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. Of the 3,000,000 shares to be sold in this offering, the Company has reserved up to 210,000 shares to offer directly to persons having a relationship with the Company. All such sales shall be made on the same terms and conditions available to the public. See "Underwriting." The Company has applied to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol HCOW.
  Immediately following, and dependent upon, the sale of the shares offered hereby, the Company will sell to Suiza Foods Corporation ("Suiza") up to an additional 1,100,000 shares of Common Stock in a private placement (the "Concurrent Placement"). Suiza will purchase shares in the Concurrent Placement at the Price to Public set forth below, less 3 1/2% (one-half of the Underwriting Discount set forth below); provided that the price to Suiza in the Concurrent Placement will not be less than $11.00 nor more than $15.00 per share, and further provided that to the extent the net price to Suiza is in excess of $13.54, the number of shares sold in the Concurrent Placement will be reduced so that the aggregate Suiza investment in the Concurrent Placement will not exceed $14,900,000. The Concurrent Placement is subject to the closing of this offering at a minimum Price to Public of $9.00 per share.
                                    -------

  THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS"
                           COMMENCING ON PAGE 7.
                                    -------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
 ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                               PRICE TO UNDERWRITING PROCEEDS TO
                                                PUBLIC  DISCOUNT (1) COMPANY (2)
--------------------------------------------------------------------------------
Per Share....................................    $          $            $
--------------------------------------------------------------------------------
Total (3)....................................    $          $           $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) See "Underwriting" for indemnification arrangements with the several Underwriters.
(2) Before deducting expenses payable by the Company estimated at $800,000.
(3) The Company has granted to the Underwriters a 30-day option to purchase up to 450,000 additional shares of Common Stock solely to cover over-allotments, if any. If all such shares are purchased, the total Price to
    Public, Underwriting Discount and Proceeds to Company will be $   , $
    and $    respectively. See "Underwriting."
                                    -------
  The shares of Common Stock are offered by the several Underwriters subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that certificates for such shares will be available
for delivery on or about      , 1998, at the office of the agent of Hambrecht &
Quist LLC in New York, New York.
                      HAMBRECHT & QUIST
                                         PIPER JAFFRAY INC.
                                                            HANIFEN, IMHOFF INC.
       , 1998

 [PHOTOGRAPH OF A REFRIGERATED DAIRY CASE CONTAINING ALL 43 SKUS OF THE HORIZON
                              FAMILY OF PRODUCTS]



  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  THE HORIZON LOGO AND "JOIN THE MOOOOVEMENT" ARE REGISTERED TRADEMARKS OF THE COMPANY. THIS PROSPECTUS ALSO CONTAINS THE TRADEMARKS OF OTHER COMPANIES.

  [Gatefold containing the following copy and photographs: Caption across entire gatefold "Horizon(R) Organic, Providing delicious organic milk and dairy products made with no pesticides, hormones or antibiotics." The caption "Organic Dairy Farms" over the caption "Horizon Organic Idaho Dairy Farm" (aerial photograph of the Horizon Idaho Dairy Farm) over the caption "Horizon's Idaho and Maryland dairy farms together span over 4,200 acres. The dairies practice sustainable agriculture by recycling manure into compost and fertilizing approximately 2,000 acres on which Horizon grows organic crops used to feed the cows." Over the caption "Horizon Organic Maryland Dairy Farm" (photograph depicting several cows and farm hands at the Maryland dairy farm). Under the caption "Organic Cows" (photograph of hay) over the caption "Horizon supplements its feed supply from purchases from family-owned farms across the nation." (photograph of farm hand feeding cows) over the caption "Horizon strives to maintain a healthy herd using organic farm practices as well as through milk parlor and farm cleanliness, close animal observation, preventive care and the use of natural and homeopathic medications. Horizon's practices emphasize access to fresh air and exercise and prohibit injecting cows with growth hormones." Under the caption "Organic Processing" (photograph of a tanker truck with the Horizon logo) over the caption "Horizon uses a number of milk transporters, such as Idaho Milk Transport, to move milk from the farm to processing plants. Idaho Milk Transport tankers display the Horizon Happy Cow(TM) logo. Horizon has become the only dairy to offer nationwide distribution of organic fluid milk." (photograph depicting a milk processing line) over the caption "Horizon's network of third-party certified organic processors manufacture and package the organic fluid milk and organic dairy products, including yogurt, sour cream, cottage cheese, butter and cheese."]

  [Continuation of the gatefold. Under the caption "Distribution" (photograph of processor testing laboratory) with the caption in a smaller font "Reprinted with the permission of Dairy Field Magazine." over the caption "Quality assurance professionals at each processing plant conduct a variety of laboratory tests after production runs, to test that all products meet Horizon's strict organic standards." (photograph of panel truck with the Horizon logo) Over the caption "Third party distributors, such as Stonecrest, transport Horizon products and other goods to Horizon's customers. Stonecrest's trucks carry the Happy Cow(TM) logo." Under the caption "Juniper Valley Joins The Horizon Family" (photograph of 10 SKUs of Juniper Valley products) over the caption "In April 1998, Horizon acquired the New York-based Juniper Valley Farms brand of organic milk and other organic products. Juniper Valley Farms is the leading brand of organic dairy products in the metro New York market, the largest mass market for organic fluid milk sales in the United States." Under the caption "Our Customers" (photograph of a supermarket store clerk holding products) over the caption "An increasing number of supermarkets have begun to offer their customers a choice of organic foods. The Company estimates that it is currently selling its products in approximately 5,000 conventional supermarkets and natural food stores nationwide." Under the caption "Our Consumers" (photograph of a mother and child with Horizon product) over the caption "The Company believes that its consumers, particularly mothers with children, are concerned about food safety, the environment, animal welfare and health and nutrition for themselves and for their families. Horizon seeks to meet the needs of its consumers by providing organic milk and other dairy products without the use of antibiotics, hormones or pesticides." (Horizon logo)]

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. The Common Stock offered hereby involves a high degree of risk. See "Risk Factors."

                                  THE COMPANY

  Horizon Organic Holding Corporation ("Horizon" or the "Company") produces, processes and markets the leading brand of certified organic dairy products in the United States, including the leading brand of certified organic fluid milk. Horizon has become the only dairy to offer nationwide distribution of organic fluid milk by establishing a national network of organic farm milk producers and processors and by building a nationwide customer base. From its position as the market leader in organic fluid milk sales, Horizon has leveraged its brand to create a full line of refrigerated organic dairy products. Horizon currently offers 43 stock keeping units ("SKUs") of premium-priced organic products under the Horizon brand. Horizon estimates that it is currently selling its organic products in over 5,000 retail locations, including conventional and natural foods supermarkets, specialty retailers and natural foods stores.

  The Company believes that consumers are attracted to Horizon's premium-priced, organic products because of their high quality and their image as healthy, environmentally-responsible and animal-friendly products. The Company believes that its distinctive, brightly-colored flying cow and earth logo appeals to a broad audience of consumers, particularly mothers and children, and is extendible to additional organic product categories. Horizon intends to leverage its strong national brand, its vertically-integrated production, processing and distribution system and its commitment to the highest organic standards to continue to capitalize on the growing demand for organic products.

  Horizon believes that the trends driving the growth of the organic dairy category are consistent with the trends driving the growth of all organic foods. The Natural Foods Merchandiser reported that sales of organic foods in the United States increased to approximately $3.5 billion in 1996 from $2.9 billion in 1995, reflecting a continuation of the double-digit compound annual growth rates which the organic foods industry has experienced since the mid 1980's. Horizon is committed to driving the continued growth of the organic dairy category by producing and selling high-quality organic products that address consumer concerns regarding food safety, environmental responsibility and animal welfare. The Company believes that its organic standards meet or exceed all currently existing and proposed governmental certification standards, as well as all significant private organic certification standards. See "Business--Horizon Organic Dairy Standards".

  Horizon has built its national presence by establishing an extensive, vertically-integrated production, processing and distribution system. This system includes two Company-owned organic dairy farms, strategically-located organic farm milk producers, a Company-owned farm milk separator and a network of geographically-dispersed dairy processors. The majority of Horizon's organic farm milk is produced on the Company's organic dairy farm in Southern Idaho (the "Idaho Dairy"), the largest organic dairy in the country, with over 4,000 certified organic cows. Horizon recently completed construction of its second organic dairy farm in Maryland (the "Maryland Dairy"), which has over 500 certified organic cows, from which Horizon supplies farm milk for products sold in the Eastern United States. Horizon sources the remainder of its organic farm milk supply through supply arrangements with independent dairy cooperatives and farmers located throughout the United States.

  Horizon's goal is to strengthen its position as the leading brand of organic dairy products and to continue to drive the growth of the organic dairy market. The key elements of Horizon's growth strategy include: building awareness of the Horizon brand; expanding the distribution of Horizon's organic fluid milk in the mass market; extending Horizon's brand identity; optimizing the logistics of its supply chain; increasing its organic farm milk supply; optimizing its use of organic farm milk components; and entering new distribution channels.

    Horizon recently completed the acquisition of the Juniper Valley Farms brand, the leading brand of organic dairy products in the metro New York market, the largest mass market for organic fluid milk sales in the United States. The Company believes that the acquisition will enable the Company to increase its market penetration in the Northeastern United States and lower the cost of its organic dairy products through access to a complementary production and distribution system. The Company intends to transition the Juniper Valley Farms branded products to the Horizon brand over the next 12 months.

    In June 1998, Horizon entered into agreements with Suiza Foods Corporation ("Suiza"), a leading manufacturer and distributor of fresh milk and related dairy products, shelf-stable and refrigerated food and beverage products, frozen food products, coffee and plastic containers. The Company believes that its relationship with Suiza will provide it with opportunities to enhance the Company's market penetration in a number of key markets nationally. Suiza processes and distributes fluid milk and related dairy products from 46 dairy processing facilities located across the United States and Puerto Rico. The Company's relationship with Suiza will consist of an investment by Suiza in the Company pursuant to a stock purchase agreement and processing and distribution agreements with certain of Suiza's subsidiaries pursuant to which such subsidiaries will process and distribute organic fluid milk for Horizon.

    The Company is incorporated in Delaware and its principal offices are located at 6311 Horizon Lane, Longmont, Colorado 80503. The Company's telephone number is (303) 530-2711.

                              RISK FACTORS

    In addition to the other information contained in this Prospectus, the discussion of Risk Factors on pages 7 to 16 of this Prospectus should be considered carefully in evaluating an investment in the Common Stock. The risks of investing in the Common Stock include, but are not limited to, the following factors:

  . History of Operating Losses; No Assurances as to Future Profitability

  . Risks Related to Organic Farm Milk Cost and Supply

  . Risks Related to Organic Feed Cost and Supply

  . Risks Related to the Implementation of the Proposed Federal Organic
    Certification Regulations

  . Risks Related to Difficulties of Managing Growth

  . Risks Associated with Changes in Consumer Preferences

                                 THE OFFERING

Common Stock offered by the Company.......  3,000,000 shares

Common Stock offered in Concurrent
Placement.................................  1,100,000 shares(1)

Common Stock to be outstanding after the
offering and the  Concurrent Placement....  9,156,341 shares(2)

Use of proceeds...........................  To repay certain promissory notes and bank debt, finance possible
                                            expansion of the Company's dairy
                                            facilities, acquisitions and for
                                            working capital and general
                                            corporate purposes. See "Use of
                                            Proceeds."

Nasdaq National Market symbol.............  HCOW

                  SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                 FISCAL YEAR ENDED       THREE MONTHS ENDED
                                             --------------------------  --------------------
                                             DEC. 31, DEC. 28, DEC. 31,  MAR. 31,   MAR. 31,
                                               1995     1996     1997      1997       1998
                                             -------- -------- --------  ---------  ---------
                                                                             (UNAUDITED)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
  Net sales................................   $7,246  $15,986  $29,565    $  6,134  $  10,102
  Gross profit(3)(4).......................    1,729    4,561    6,926       1,021      3,047
  Operating income (loss)..................     (524)     225   (1,114)       (525)       334
  Net income (loss)........................   $ (509) $    27  $(1,022)   $    (43) $    (115)
  Basic and diluted net income (loss) per
   share(5)................................   $ (.18) $   .01  $  (.23)   $   (.01) $    (.02)
  Weighted average shares outstanding:
    Basic..................................    2,791    3,264    4,488       3,659      5,056
    Diluted................................    2,791    3,283    4,488       3,659      5,056

                                                              MARCH 31, 1998
                                                 DEC. 31, ----------------------
                                                   1997   ACTUAL  AS ADJUSTED(6)
                                                 -------- ------- --------------
                                                               (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents..................... $   404  $   811    $25,322
  Working capital...............................   2,935    2,520     27,031
  Total assets..................................  32,737   34,501     59,013
  Long-term debt................................  17,960   18,970      4,969
  Total stockholders' equity....................   8,886    8,796     47,512

--------------------

(1) Immediately following, and dependent upon, the sale of the shares offered hereby, the Company will sell to Suiza up to an additional 1,100,000 shares of Common Stock in a private placement (the "Concurrent Placement"). Suiza will purchase shares in the Concurrent Placement at the Price to Public less 3 1/2% (one-half of the Underwriting Discount); provided that the price in the Concurrent Placement will not be less than $11.00 nor more than $15.00, and further provided that to the extent the net price to Suiza is in excess of $13.54, the number of shares sold in the Concurrent Placement will be reduced so that the aggregate Suiza investment in the Concurrent Placement will not exceed $14,900,000. The Concurrent Placement is subject to the closing of this offering at a minimum Price to Public of $9.00 per share. See "--Recent Events".
(2) Based on the number of shares outstanding as of March 31, 1998. Assumes issuance of 1,100,000 shares in the Concurrent Placement. Excludes, as of March 31, 1998, 567,768 shares of Common Stock issuable upon exercise of options outstanding under the Company's stock option plans and 69,118 shares of Common Stock reserved for issuance upon exercise of certain warrants. As of March 31, 1998, the weighted average exercise prices of the Company's stock options and warrants were $3.44 and $5.34 per share, respectively. See "Capitalization," "Management--Stock Option Plans" and Notes to the Company's Consolidated Financial Statements.
(3) Includes losses of organic premiums in connection with milk supply contracts of approximately $198,000 and $73,000 in fiscal 1995 and 1996. Losses of organic premiums relate to the Company's commitment to purchase minimum amounts of organic farm milk. When organic farm milk is sold as conventional milk, the difference between the organic and conventional prices is recorded as a loss of organic premium.
(4) Prior to fiscal 1997, the Company recorded its share of losses of Sunrise Organic Farms, Inc. ("Sunrise") in other income (expense), net. As a result of the acquisition of the remainder of Sunrise in May 1997, losses of $1.3 million and $627,000 are included in cost of sales for fiscal 1997 and the three months ended March 31, 1997, respectively.
(5) Net income (loss) per share is computed using the weighted average number of common shares (basic) and common and common equivalent shares (diluted) outstanding during the period. See Note 2 to the Company's Consolidated Financial Statements.
(6) As adjusted to reflect the sale of 3,000,000 shares of Common Stock at an assumed initial public offering price of $10.00 per share, the sale of 1,100,000 shares in the Concurrent Placement at an assumed price of $11.00 per share and the application of the net proceeds therefrom. See "Use of Proceeds", "Capitalization" and Note 2 to the Company's Consolidated Financial Statements.

                              --------------------

  Except as otherwise noted, all information in this Prospectus assumes (i) the issuance of 1,100,000 shares of Common Stock to Suiza in the Concurrent Placement and (ii) no exercise of the Underwriters' over-allotment option. See "Description of Capital Stock" and "Underwriting." References to "Horizon" and the "Company" include Horizon Organic Holding Corporation and each of its consolidated subsidiaries, Horizon Organic Dairy, Inc.; Horizon Organic Dairy, Idaho Farm, Inc. and Horizon Organic Dairy, Maryland Farm, Inc., and predecessor companies, unless the context indicates otherwise.

                                 RECENT EVENTS

  In June 1998, Horizon entered into agreements with Suiza, a leading manufacturer and distributor of fresh milk and related dairy products, shelf-stable and refrigerated food and beverage products, frozen food products, coffee and plastic containers. The Company believes that its relationship with Suiza will provide it with opportunities to enhance the Company's market penetration in a number of key markets nationally. Suiza processes and distributes fluid milk and related dairy products from 46 dairy processing facilities located across the United States and Puerto Rico. The Company's arrangement with Suiza consists of an investment by Suiza in the Company pursuant to a stock purchase agreement, and processing and distribution agreements with certain of Suiza's subsidiaries. In addition, Suiza has agreed that it will not introduce any organic white fluid milk products for sale under Suiza's brands for a minimum period of five years. The Company's agreements with Suiza are subject to the satisfaction of certain closing conditions, including the closing of the offering at a minimum Price to Public of $9.00 per share.

  Processing and Distribution Agreements. Horizon's relationship with Suiza will initially include five-year processing and distribution agreements with two of Suiza's subsidiaries: Model Dairy, a fluid milk processor located in Reno, Nevada which currently processes organic fluid milk for Horizon; and Garelick Farms, a fluid milk processor and distributor with several locations in the Northeastern United States. The processing and distribution agreements will generally provide that Model Dairy will process organic fluid milk for Horizon's distribution or sale in the Western United States and that Garelick Farms will have an option to become Horizon's processor of organic fluid milk in certain states in New England. Both Model Dairy and Garelick Farms will distribute all SKUs of Horizon's organic fluid milk products which are available for sale in their respective territories. Horizon and Suiza intend to enter into other agreements pursuant to which Suiza and its affiliates will process and/or distribute Horizon organic fluid milk and other Horizon organic dairy products. In particular, Horizon and Suiza intend to enter into an agreement for a Suiza subsidiary to process and distribute certain organic dairy products for Horizon on a national basis.

  Concurrent Placement. Pursuant to a stock purchase agreement (the "Stock Purchase Agreement"), Horizon has agreed to sell Suiza up to 1,100,000 shares of Common Stock upon the closing of the Concurrent Placement, which is scheduled to close immediately after the closing of the offering. Suiza will purchase shares in the Concurrent Placement at the Price to Public, less 3 1/2% (one-half of the Underwriting Discount); provided that the price will not be less than $11.00 nor more than $15.00, and further provided that to the extent the net price to Suiza is in excess of $13.54, the number of shares in the Concurrent Placement will be reduced so that the aggregate Suiza investment in the Concurrent Placement will not exceed $14,900,000. The Concurrent Placement is subject to the closing of the offering at a minimum Price to Public of $9.00 per share.

  Stockholder Rights. In connection with the Concurrent Placement, the Company also entered into a stockholder agreement with Suiza (the "Stockholder Agreement") and certain of the Company's principal stockholders entered into an agreement with Suiza (the "Major Stockholder Agreement") providing for, (i) an exclusive period during which Suiza will not introduce its own brand of organic white fluid milk, (ii) preemptive rights, (iii) the right to designate one member of the Company's board of directors, (iv) standstill and stock transfer restrictions, (v) "drag-along" obligations, (vi) right of first refusal on sales of stock to certain competitors of Suiza, (vii) rights of first negotiation for a sale of the Company and (viii) registration rights for shares purchased in the Concurrent Placement. See "Management--Executive Officers and Directors" and "Description of Capital Stock--Concurrent Placement".

                                 RISK FACTORS

  This Prospectus contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this Prospectus. The following principal risk factors should be considered carefully in addition to the other information contained in this Prospectus before purchasing the Common Stock offered hereby.

  HISTORY OF OPERATING LOSSES; NO ASSURANCES AS TO FUTURE PROFITABILITY. The Company commenced operations in 1991, and has incurred cumulative operating losses since inception of approximately $1.4 million as of March 31, 1998. The Company's net sales have increased from approximately $7.2 million in fiscal 1995 to $16.0 million in fiscal 1996 and to $29.6 million in fiscal 1997, but the Company incurred operating losses of $524,000 in fiscal 1995 and $1.1 million in fiscal 1997 and a net loss of $115,000 for the three months ended March 31, 1998. Although the Company achieved operating income of $334,000 for the three months ended March 31, 1998, there can be no assurance that the Company will be able to sustain its revenue growth or to operate profitably in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

  RISKS RELATED TO ORGANIC FARM MILK COST AND SUPPLY. More than half of the Company's current milk supply originates at its Idaho Dairy and Maryland Dairy. The balance of the Company's farm milk is sourced from third parties. The Company cannot maintain any significant inventory of its farm milk or fluid milk finished goods because they are highly perishable and have a very short shelf life. In the event that production at or transportation from the Idaho Dairy or the Maryland Dairy were interrupted by fire, floods or other natural disasters, disease, work stoppages, regulatory actions or other causes, the Company would be unable to continue to produce its products at such facilities. An interruption in operations due to any of the foregoing could materially and adversely affect the Company's business, financial condition and results of operations.

  As with most agricultural products, the supply of the organic farm milk used by the Company can be affected by a number of factors beyond the Company's control, including various livestock diseases and other acts of nature. The Company is particularly susceptible to these factors because there are relatively few qualified suppliers and because of the long lead time required to convert conventional dairy farms to organic. Should the Company be unable to obtain a sufficient supply of organic milk from its existing suppliers, it may be difficult to procure alternative sources of supply. The inability of the Company to procure sufficient quantities of organic milk on acceptable terms would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Production and Processing".

  RISKS RELATED TO ORGANIC FEED COST AND SUPPLY. The Company requires a substantial amount of organic feed to supply the Idaho Dairy and the Maryland Dairy, which together produce more than half of the Company's organic farm milk requirements. The cost of organic feed accounts for a material portion of the Company's cost of production. Although the Company produces a significant portion of its organic feed requirements at the Idaho Dairy, the Company currently purchases the majority of its organic feed requirements from third party organic farms and expects to continue to do so in the future. As with most agricultural products, the cost and supply of the organic feed used by the Company can be affected by a number of factors beyond the Company's control, including various adverse weather conditions, various plant diseases, pests and other acts of nature. In addition, because of the three-year lead time required to convert conventional farms to organic, alternative sources of supply may not be immediately available. To be certified as organic, feed must be grown on land that has been free of synthetic fertilizers, pesticides and herbicides for at least three years. The inability of the Company to procure sufficient quantities of organic feed on acceptable terms would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Production and Processing".

  RISKS RELATED TO THE IMPLEMENTATION OF THE PROPOSED FEDERAL ORGANIC CERTIFICATION REGULATIONS. Currently, there is a wide range of organic standards which are applied by a variety of state agencies and private certification organizations. In December 1997, the federal government published proposed national regulations to standardize organic certification requirements as part of the Organic Foods Production Act of 1990 (the "Organic Foods Production Act") which was enacted as part of the 1990 United States Farm Bill. Horizon believes that these regulations, if adopted in their initially proposed form, would permit competitors to sell fluid milk and other dairy products labeled "organic" which would not satisfy Horizon's own organic standards. Horizon incurs significant costs to produce organic products that adhere to its rigorous standards, and competitors whose "organic" practices are not as rigorous may be able to compete with Horizon on the basis of price by producing lower cost "organic" milk. Horizon does not intend to lower its organic standards and intends to continue to compete on the basis of the quality and consistency of its products. There can be no assurance that Horizon will be able to compete successfully against lower cost competitors in any of its markets, and the failure to compete successfully could have a material adverse effect on the Company's business, financial condition and results of operations. In order to adhere to its philosophy and maintain its rigorous standards, the Company may make operational decisions that are inconsistent with maximizing short term profits, which may result in a material adverse effect on the Company's business, financial condition and results of operations. See "--Competition" and "Business--Horizon Organic Dairy Standards".

  RISKS RELATED TO DIFFICULTIES OF MANAGING GROWTH. To date, the Company has experienced substantial growth in its revenues, operations and employee base, and has undergone substantial changes in its business that have placed significant demands on the Company's management, working capital and financial and management control systems. The Company's growth also may place a significant strain on the Company's management, working capital, financial and management control systems and its supply, production and distribution systems. There can be no assurance that the Company's existing systems or that any new systems it acquires will be adequate to meet the Company's future needs. In addition, any future growth also will impose significant added responsibilities on senior management, including the need to identify, recruit and integrate new members of management. There can be no assurance that such additional qualified management will be identified and retained by the Company. To the extent that the Company is unable to manage its growth effectively, or is unable to attract and retain additional qualified management, the Company's business, financial condition and results of operations may be materially adversely affected. The Company's results of operations also will be adversely affected if revenues do not increase sufficiently to compensate for the increase in operating expenses resulting from any expansion. See "Business--Sales and Distribution," "--Production and Processing" and "--Acquisitions".

  RISKS ASSOCIATED WITH CHANGES IN CONSUMER PREFERENCES. The market for organic food products, including the Company's products, is subject to changing consumer trends, demands and preferences. Trends within the organic and natural foods industry are constantly evolving, and the failure of the Company to anticipate, identify or react to changes in these trends could lead to, among other things, reduced demand and price reductions, which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's success depends, in part, on its ability to anticipate the tastes and dietary habits of consumers and to offer products that appeal to their preferences on a timely and affordable basis. The Company believes that its growth to date has been due, in large part, to increased awareness as to food safety issues and a growing consumer preference for a healthy lifestyle. All of the Company's current and planned future products are organic. The Company's business, financial condition and results of operations would be materially adversely affected if consumer interest in organic foods were to decline. See "Business--The Organic Dairy Opportunity".

  RISKS ASSOCIATED WITH TRADE AND CONSUMER ACCEPTANCE IN DISTRIBUTION CHANNELS. The Company's growth will depend on its ability to continue to expand its distribution in conventional supermarkets without significant impact on other current channels. The conventional supermarket channel of distribution has presented, and will continue to present, competitive and marketing challenges, risks and marketing and distribution costs that are different from those faced by the Company in the natural foods market. In addition, the Company's expansion in the conventional supermarket channel of distribution will require it to attract consumers in broader demographic and geographic markets. There can be no assurance that the Company will be successful in attracting consumers in new distribution channels or in other demographic and geographic markets. The inability to achieve trade and consumer acceptance in new markets could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, premium-priced products, such as the Company's, are sensitive to national and regional economic conditions, and demand for products supplied by the Company may be adversely affected from time to time by economic downturns. See "Business--The Organic Dairy Opportunity".

  RISKS RELATED TO INTERNAL GROWTH STRATEGY AND POSSIBLE ACQUISITIONS. The Company's continued growth depends in part upon its ability to expand into new geographic areas, either through internal growth or by acquisition. There can be no assurance that the Company will be successful in such expansion or that such expansion can be accomplished on a profitable basis. The Company's ability to increase net sales of its existing business and the net sales of any subsequently acquired businesses will be affected by various factors, including demand for its products, the availability of farm milk, the cost of expanding and upgrading its facilities, managing its supply and distribution logistics, the Company's ability to expand the range of products offered to customers, its success in implementing strategies necessary to attract new customers and attract and retain necessary personnel and its ability to obtain necessary financing. Many of these factors are beyond the Company's control, and there can be no assurance that the Company's operating and internal growth strategies will be successful or that the Company will be able to generate cash flows adequate for its operations and sufficient to support internal growth.

  The Company may seek to expand its operations through future acquisitions of organic dairies, processing facilities or other complementary businesses or operations. There can be no assurance that the Company will be able to identify or acquire additional businesses, or to successfully integrate and profitably manage acquired businesses. In addition, increased competition for acquisition candidates may develop, in which event there may be fewer acquisition opportunities available to the Company as well as higher acquisition prices. Further, acquisitions involve a number of special risks, including possible adverse effects on the Company's operating results, diversion of management's attention, risks related to having adequate corporate and financial controls and procedures to manage and monitor the Company's operations as they expand, risks associated with unanticipated events or liabilities and amortization of acquired intangible assets, some or all of which could have a material adverse effect on the Company's business, financial condition and results of operations, particularly in the fiscal quarters immediately following the consummation of such transactions. Customer dissatisfaction or performance problems at a single acquired company could also have an adverse effect on the reputation of the Company. There also can be no assurance that businesses acquired in the future will achieve anticipated revenues and earnings. In addition, margins may be negatively impacted to the extent that margins on acquired product lines are lower than Horizon's average margins. There can be no assurance that acquisitions can be consummated on acceptable terms, that any acquired companies can be integrated successfully into the Company's operations, or that any such acquisitions will not have a material adverse effect on the Company's business, financial condition or results of operations. See "Business--Acquisitions".

 POTENTIAL DIFFICULTIES OF INTEGRATING JUNIPER VALLEY FARMS OPERATIONS. In April 1998, the Company acquired the Juniper Valley Farms brand of organic fluid milk and dairy products from Worcester Creameries Corp. ("Worcester"), an affiliate of Elmhurst Dairy (a large regional conventional dairy). The Company believes that the acquisition of Juniper Valley Farms will enable the Company to increase the Company's market penetration in the Northeastern United States through access to a complementary production, processing and distribution system, and to lower the processing cost of its organic dairy products by directing an increased volume of organic farm milk to the Juniper Valley Farms processors. However, there can be no assurance that the acquisition of Juniper Valley Farms will increase the Company's market penetration in the Northeast, or in any other market, or that the Company will be successful in achieving anticipated improvements in its production, processing and distribution systems. In connection with the acquisition, Horizon acquired supply agreements with a network of organic dairy farmers in New York, acquired the Juniper Valley Farms brand and entered into a processing agreement with Worcester. There can be no assurance that any of these agreements will be honored, or if honored, that they will materially improve the Company's supply of organic dairy products or processing capabilities. In addition, Worcester's customers are not obligated to continue purchasing the Company's products under any agreement entered into with Worcester. There can be no assurance that the Company will be successful in converting any of Worcester's accounts to accounts of the Company. The failure to convert a significant number of Worcester's accounts to the Company could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to complete effectively the integration of the Juniper Valley Farms operations with the Company's operations, to achieve the Company's operating and growth strategies with respect to this acquisition, or to obtain increased revenue opportunities as a result of the anticipated synergies created by additional distribution channels. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Overview--Juniper Valley Acquisition" and "Business--Acquisitions".

  RISKS RELATED TO THE COMPANY'S RELATIONSHIP WITH SUIZA FOODS
CORPORATION. Horizon's relationship with Suiza will include five-year processing and distribution agreements with Model Dairy and Garelick Farms to be executed at the closing of the Concurrent Placement. Horizon and Suiza intend to enter into additional agreements after the closing of the Concurrent Placement pursuant to which Suiza and its affiliates will process and/or distribute Horizon organic fluid milk and other Horizon organic dairy products from some of Suiza's 46 dairy processing facilities located across the United States and Puerto Rico. There can be no assurance that Horizon will be able to enter into such additional processing and distribution agreements with Suiza and its subsidiaries on favorable terms, if at all. The processing and distribution agreements also will require that the organic fluid milk processors distribute all SKUs of the Company's organic fluid milk which are available in their respective territories. However, there can be no assurance that Suiza or its subsidiaries who undertake the distribution of Horizon products will be successful in increasing market penetration and sales of Horizon products in their territories. In addition, the Company is unable to predict what effect, if any, its relationship with Suiza will have on its existing relationships with processors and distributors, some of whom may be affiliated with Suiza's competitors. See "Prospectus Summary--Recent Events".

  Pursuant to the Stockholder Agreement with the Company and the Major Stockholder Agreement with certain of the Company's principal stockholders, Suiza will have certain preemptive rights, registration rights, board of directors representation rights, rights of first negotiation to acquire the Company and rights of first refusal on certain transfers. See "Management-- Executive Officers and Directors" and "Description of Capital Stock-- Concurrent Placement". Such provisions could interfere with the Company's ability to raise additional capital or enter into business combinations or strategic alliances with other business entities. The Stockholder Agreement contains a variety of provisions designed to delay, deter or prevent a hostile takeover of the Company by Suiza arising out of Suiza's stock ownership position, including standstill provisions and transfer restrictions. These negotiated provisions are, however, subject to various exceptions and time limitations, and there can be no assurance that these provisions would prevent Suiza from participating in a takeover attempt of the Company, or facilitating a third-party takeover attempt at some time in the future. See "Prospectus Summary--Recent Events" and "Description of Capital Stock--Concurrent Placement".

  POSSIBILITY OF ADVERSE EFFECTS RESULTING FROM UNITED STATES DAIRY SUPPORT PROGRAM AND FEDERAL MILK MARKETING ORDERS. The federal government regulates minimum farm milk pricing through federal market orders and price support programs, and state governments can regulate farm milk pricing by establishing their own market order programs or by forming compacts that establish minimum prices for farm milk. In addition, several states in New England have established, and certain other states are in the process of attempting to form, regional milk price compacts designed to ensure that cheaper milk from other regions does not undercut local producers' prices. As a result of these regulations, the Company must pay "pooling charges" and "compact over-order charges" under the support programs and administrative assessments for government mandated marketing programs. These pooling, compact and administrative assessment charges are assessed retroactively on a monthly basis and are not known or predictable in advance. Should the amount of such charges increase to levels higher than anticipated by the Company, or should the Company become obligated to pay charges under other state programs, as it does in New England, its business, financial condition and results of operations may be materially adversely affected. For fiscal 1997, the Company paid over $500,000 for pooling, compact and administrative assessment charges. See "Business--Government Regulation--United States Dairy Support Program and Federal Milk Marketing Orders".

  In November 1997, a federal district judge issued a ruling enjoining the United States Department of Agriculture (USDA) from collecting any pooling charges. The order was stayed pending review by the U.S. Court of Appeals. In addition, the USDA is currently considering several proposed regulations in an attempt to reform the federal milk marketing order system. Neither the outcome of the court proceedings, the final form of any new federal regulations or existence or location of state compacts nor the effect of such matters on the Company can be predicted with any certainty. The implementation of new federal or state regulations, or the creation of new regional milk price compacts, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Government Regulation".

  POSSIBILITY OF ADVERSE EFFECTS DUE TO PUBLIC HEALTH, SAFETY AND ENVIRONMENTAL REGULATIONS. Horizon is extensively regulated under federal, state and local laws. Regulation at the federal, state and local levels is subject to change. Compliance with existing or new regulations may require the Company to make significant capital expenditures and otherwise to incur higher costs, either of which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company may be subject to additional laws or regulations administered by the USDA or other federal, state, foreign or local regulatory authorities, the repeal of laws or regulations, or more stringent interpretations of current laws or regulations, from time to time in the future. The Company cannot predict the nature of such future laws, regulations, interpretations, or applications, nor can it predict what effect additional government regulations or administrative orders, when and if promulgated, would have on its business in the future. Such laws could, however, require the reconfiguration of production, processing and transportation methods of the Company's products, including, but not limited to, more onerous food safety, labeling and packaging requirements; increased compliance regulations for waste management; increases in transportation costs; higher costs under the Federal Milk Marketing Order System or similar state programs; and greater uncertainty in production and sourcing estimates. Any or all such government actions could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Government Regulation".

  RISKS ASSOCIATED WITH DEPENDENCE ON KEY PERSONNEL. The Company's future prospects depend to a significant extent upon the continued service of Marcus Peperzak, its Chairman, Barnet Feinblum, its Chief Executive Officer, Mark Retzloff, its Vice President of Sales, and, until his currently scheduled retirement, Paul Repetto, its Vice President of Marketing. The loss of any of such key executives (in Mr. Repetto's case, prior to his currently scheduled retirement) could have a material adverse effect on the Company's business, financial condition or results of operations. Furthermore, the Company's continued growth depends on its ability to identify, recruit and retain key management personnel. The competition for such employees is intense, and there can be no assurance the Company will be successful in such efforts. The Company is also dependent on its ability to continue to attract, retain and motivate its sourcing, production, distribution, sales, marketing and other personnel, of which there can be no assurance. See "Management".

  COMPETITION. The dairy business is highly competitive. It consists of a range of competitors, including large, conventional dairies, large food companies with well-established dairy product brands and retailers with private-label fluid milk and other dairy products, which together occupy a significant portion of the available shelf space in Horizon's target retail markets. Most of these competitors have greater financial, operational and marketing resources than Horizon. Horizon believes that the proposed regulations under the Organic Foods Production Act, if adopted in the form initially proposed, would permit competitors to sell fluid milk and other dairy products labeled as "organic," which would not satisfy Horizon's own organic standards.

Competitors that produce "organic" products to less rigorous standards may have lower production costs than Horizon and thus be able to undercut Horizon's prices.

  The Company's principal competitors in the market for organic fluid milk vary by region and include Organic Valley/CROPP Cooperatives (which is marketed by Coulee Region Organic Produce Pool, a Wisconsin agricultural cooperative ("CROPP")), a dairy cooperative located in Wisconsin which supplies the Company with organic fluid milk), Organic Cow of Vermont, Inc. (a regional organic dairy affiliated with H.P. Hood and located in New England), Alta Dena Certified Dairy (a regional dairy located in Southern California) and Straus Family Creamery (a regional organic dairy located in Northern California). Many of these competitors also sell other organic dairy products in competition with Horizon on a national basis.

  The Company's principal competitors in the market for organic dairy products also vary by region, and include the competitors who sell organic fluid milk as well as Stonyfield Farm (a national organic and conventional dairy located in New Hampshire which sells yogurt and frozen desserts), Springfield Creamery (a regional organic and conventional dairy located in Oregon which sells yogurt) and Brown Cow West, Inc. (a regional organic and conventional dairy located in Northern California which sells yogurt). In addition, Horizon expects increased competition from both new and existing competitors in its markets and there can be no assurance that the Company will be able to compete effectively in the future. See "--Risks Related to the Implementation of the Proposed Federal Organic Certification Regulations" and "Business-- Competition".

  RISKS RELATED TO ESTABLISHING NEW ORGANIC DAIRY FARMS. In fiscal 1997, the Company undertook two major expansions in its organic dairy farming activities by acquiring the remainder of the Idaho Dairy and converting it to 100% organic and by acquiring a large conventional dairy farm in Maryland and converting it into the organic Maryland Dairy. The Company estimates that it has incurred costs of approximately $1.9 million related to converting the Idaho Dairy and the Maryland Dairy to organic. There can be no assurance that the Company will realize an increase in production capacity as a result of this expansion, or that future revenues from products produced at either the Idaho Dairy or the Maryland Dairy will be sufficient to recover the Company's investment in the expansion. In addition, the Company may in the future incur significant environmental clean-up costs in converting conventional dairies to organic operations. There can be no assurance that the Company will be able to adjust its production capacity to reflect future changes in demand for its products or that any future additions to, expansions of, or new organic facilities will be completed on schedule and within budget. Any significant delay or cost overrun in the construction or acquisition of new or expanded organic dairy facilities could have a material adverse effect on the Company's business, financial condition and results of operations.

  Expansion of dairy operations may be limited or slowed by state and local regulations. For example, the Company's Maryland Dairy is currently milking its permitted capacity of 556 cows per day although its milking capacity is 1,000 cows per day. The Company's ability to operate the Maryland Dairy profitably depends, in part, on its ability to secure operating permits for additional cows. The Company plans to apply for additional permits over the next 24 months. The permitting process will require that the Company make additional capital expenditures at the Maryland Dairy to accommodate the addition of such cows. There can be no assurance that the Company will be able to obtain the requisite permits to increase the number of cows at the Maryland Dairy in a timely manner, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Horizon Organic Dairy Standards" and "--Production and Processing".

  RISKS ASSOCIATED WITH PERISHABLE PRODUCTS. Although the Company's products are pasteurized, they are highly perishable and contain certain naturally-occurring microorganisms. As a result, the Company's dairy products must be transported in a timely and efficient manner within a precise temperature range and the Company is always subject to risk of spoilage or contamination of its dairy products. In addition, food producers, such as the Company, may be subject to claims for damages if contaminated food causes injury to consumers. See "--Product Liability Risks" and "--Risk of Adverse Publicity".

  The Company is able to hold farm milk or fluid milk finished goods inventory for only a limited period of time and must sell its products in a timely manner or risk having to write the inventory off as outdated. Therefore, the Company's results of operations are highly dependent on its ability to accurately forecast its near term sales in order to adjust processing accordingly. For example, the Company must make an estimate of the approximate mix of fat free, reduced fat and 2% milk, cheese, butter and other products to process from each lot of farm milk. Forecasting product demand has been difficult, and the Company expects it to be an ongoing challenge. Failure to accurately forecast product demand could result in the Company either being unable to meet higher than anticipated demand or producing excess inventory that cannot be sold at a profit or at all. In addition, many retail customers expect to be able to return any products that are not sold by their expiration date. There can be no assurance that excess production or product returns will not have a material adverse effect on the Company's business, financial condition or results of operations. See "Business--Production and Processing".

  PRODUCT LIABILITY RISKS. The Company has from time to time received complaints from consumers regarding ill effects allegedly caused by its products. While such claims have not resulted in any material liability to date, there can be no assurance that future claims will not be made or that any such claim will not result in adverse publicity for the Company or monetary damages, either of which could materially and adversely affect the Company's business, financial condition and results of operations. The Company has an umbrella insurance policy and carries product liability insurance. The Company's umbrella insurance policy supplements the underlying general liability and product liability insurance. There can be no assurance that this insurance will be adequate to protect the Company against product liability claims, or that such insurance will continue to be available to the Company on reasonable terms. A product recall or a product liability judgment against the Company (regardless of whether it is covered by insurance) could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Production and Processing".

  RISK OF ADVERSE PUBLICITY. The Company is highly dependent upon consumers' perception of the safety, quality, and possible dietary benefits of its products. As a result, substantial negative publicity concerning organic products, one or more of the Company's products, or other organic foods similar to the Company's products could lead to a loss of consumer confidence in the Company's products, removal of the Company's products from retailers' shelves and reduced sales and prices of the Company's products. Any of these events could have a material adverse effect on the Company's business, financial condition or results of operations.

  RISK OF LOSS OF ORGANIC CERTIFICATION. Horizon relies on its organic certification to differentiate its products. The Company has built its brand image on the basis that its organic products are high quality, healthy, environmentally-responsible and animal-friendly. In order to claim that its fluid milk and other dairy products are organic, Horizon must be able to demonstrate that all of the farm milk, processing and transportation steps involved in the production of the finished goods are certified organic. The organic status of the Company's products is currently certified by Quality Assurance International, Oregon Tilth Certified Organic, Organic Growers and Buyers Association and the Organic Crop Improvement Association. Organic certification typically includes inspections of farm fields and operations, processing and distribution facilities; detailed record keeping and periodic testing of soil and water; and review of the organic producer's comprehensive "organic plan" which details farm practices, documents product inputs and discusses all procedures. These procedures are designed to ensure that all producers, processors and transporters are meeting the applicable organic food standards. Since Horizon outsources to third parties a significant amount of the production, substantially all of the processing and all of the transportation of its organic products, there is a risk that a third party in this supply and distribution chain could cause the Company to lose its organic certification with regard to some of the Company's product lots. If Horizon or any of these third parties lose their organic certification with regard to any particular product lot consumers could lose confidence in the Company's products which could adversely impact the integrity of the Company's brand. Such a loss could have a material adverse effect on the Company's business, financial condition and results of operations. See

"Business--Horizon Organic Dairy Standards", "--Sales and Distribution" and "--Production and Processing".

  RISKS ASSOCIATED WITH POSSIBLE INCREASES IN TRANSPORTATION
COSTS. Transportation costs have in the past and are expected in the future to represent a significant portion of Horizon's costs of sales. As a result, the Company's results of operations are especially sensitive to transportation costs. Transportation costs include the cost of transporting organic feed to the Company-owned dairy farms, the cost of transporting organic farm milk from the Company-owned dairy farms and other producers to processing plants, and the cost of transporting finished products from the processors to the distributors and retailers. Because of the Company's national pricing policy, the Company bears the risk of unanticipated increases in the cost of transporting finished products to the Company's distributors and retailers. The cost of transportation has in the past, and is expected in the future, to be volatile, as a result of many factors that the Company cannot control. For example, transportation costs have in the past, and may in the future, be subject to significant upward pressure as a result of labor disturbances or the cost of petroleum products such as diesel fuel. Petroleum product prices continue to be subject to unpredictable economic, political and market factors, and the price and availability of diesel fuel continue to be unpredictable. Significant increases in diesel fuel costs could have a material adverse effect on the Company's business, financial condition and results of operations. The Company relies on third parties for all of its transportation needs. A local, regional or national labor disturbance affecting the Company's third party transportation providers could disrupt the Company's ability to supply products. Should such a labor disturbance occur, there can be no assurance that the Company would be able to secure suitable alternative transportation services on terms acceptable to the Company, if at all. Accordingly, a labor disturbance affecting local, regional or national transportation providers could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Sales and Distribution".

  POSSIBLE ADVERSE EFFECT DUE TO FUTURE CAPITAL REQUIREMENTS. In the future, the Company may require significant amounts of additional capital to fund the internal expansion of its operations, the acquisition of other businesses and its working capital requirements. The exact amount of the Company's future capital requirements will depend upon many factors, including the cost, timing and extent of any upgrade or expansion of its operations, the Company's ability to penetrate new markets, regulatory changes, the status of competing businesses, the magnitude of potential acquisitions and the Company's results of operations. Variances in these and other factors could cause material changes in the Company's actual capital requirements. The sale of additional equity securities or convertible securities would result in dilution to existing stockholders, and the incurrence of additional indebtedness could subject the Company to additional or more restrictive financial covenants. There can be no assurance that additional financing will be available on acceptable terms or at all. To the extent unplanned expenditures arise or the Company's estimates of its capital requirements prove to be inaccurate, the Company may require such additional financing sooner than anticipated and in amounts greater than current expectations. If such funds are not available or are available on terms that the Company views as unfavorable, the Company may be required to limit or abandon certain of its expansion strategies. The delay or abandonment of some or all of the Company's development and expansion plans or the incurrence by the Company of additional debt could have a material adverse effect on the business, financial condition and results of operations of the Company and on the market price of the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources".

  RISKS ASSOCIATED WITH CUSTOMER CONCENTRATION. In fiscal 1997, the Company's largest account was United Natural Foods, which accounted for approximately 25% of the Company's sales. United Natural Foods is a national distributor comprised of four regional distributors which have independent purchasing arrangements with the Company. There can be no assurance that United Natural Foods will not adopt uniform buying practices and that sales to these accounts will not decrease or that this customer will not choose to replace the Company's products with those of competitors. The loss of these accounts or any significant decrease in the volume of products purchased by these customers or any other large customer would materially and adversely affect the Company's business, financial condition and results of operations. Continuity of customer relationships is important, and events that impact the Company's customers, such as labor disputes, may have an adverse impact on the Company's results of operations. See "Business--Sales and Distribution".

  RISKS ASSOCIATED WITH RELIANCE ON INTELLECTUAL PROPERTY RIGHTS. The Company's product packaging and merchandising designs are integral to the success of the Company, and the Company intends to take action to protect against imitation of its products and packages and to protect its trademarks and copyrights as necessary. The Company currently has five registered trademarks and three trademark applications pending. There can be no assurance that other third parties will not infringe or misappropriate the Company's trademarks, trade dress and other proprietary rights.

  In addition, Horizon has developed substantial trade secrets and know-how regarding the operation of organic dairy farms and caring for livestock without the use of antibiotics or other drugs. However, there can be no assurance that some or all of the trade secrets and other know-how that Horizon considers proprietary will not be independently developed, will not otherwise become known by others or will not be deemed to be in the public domain.

  RISKS ASSOCIATED WITH ABSENCE OF PRIOR TRADING MARKET; POTENTIAL VOLATILITY OF STOCK PRICE; NO DIVIDENDS. Prior to this offering, there has been no public market for the Common Stock. There can be no assurance that an active trading market will develop or, if one develops subsequent to this offering, that it will be maintained. The initial public offering price of the Common Stock will be established by negotiation among the Company and the representatives of the Underwriters. See "Underwriting" for factors considered in determining the initial public offering price. The market price of the shares of Common Stock could be subject to significant fluctuations in response to the Company's operating results and other factors, including announcements by its competitors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These fluctuations, as well as a shortfall in sales or earnings compared to public market analysts' expectations, changes in analysts' recommendations or projections and general economic and market conditions, may adversely affect the market price of the Common Stock. The Company has never paid any cash dividends and does not anticipate paying cash dividends in the foreseeable future. See "Dividend Policy".

  POSSIBILITY OF ADVERSE EFFECT ON THE MARKET PRICE OF THE COMMON STOCK BY VIRTUE OF PUBLIC SALES OF COMMON STOCK FOLLOWING THIS OFFERING. Sales of substantial amounts of Common Stock in the public market following this offering (including shares issued upon the exercise of stock options and warrants) by current holders of the Common Stock, stock options and warrants, or the perception that such sales might occur, could adversely affect the market price of the Common Stock and the Company's ability to raise additional equity capital. Upon the completion of this offering and the Concurrent Placement, 9,156,341 shares of Common Stock will be outstanding. The shares of Common Stock sold in this offering will be freely tradable by persons other than "affiliates" of the Company without restriction under the Securities Act of 1933, as amended (the "Securities Act"). All other outstanding shares of Common Stock are subject to lock-up agreements, pursuant to which such shares may not be sold or otherwise disposed of for a period of 180 days after the date of this prospectus (the "Lock-Up Period") without the prior written consent of Hambrecht & Quist LLC, or are "restricted securities" within the meaning of Rule 144 under the Securities Act. Such shares consist of an aggregate of 5,800,124 shares that are subject to lock-up agreements (the "Lock-Up Agreements") (including the Concurrent Placement shares) with Hambrecht & Quist LLC, and an aggregate of 356,217 shares which are "restricted securities" under Rule 144. Hambrecht & Quist LLC may release all or any portion of the shares subject to the Lock-Up Agreements. After termination of the Lock-Up Period, all such shares will become eligible for sale in the public market only in compliance with the registration requirements of the Securities Act or pursuant to a valid exemption from registration. See "Principal Stockholders" and "Shares Eligible for Future Sale".

  POSSIBILITY OF ADVERSE EFFECT ON THE MARKET PRICE OF THE COMMON STOCK BY VIRTUE OF CERTAIN TAKEOVER PROVISIONS. The Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and Amended and Restated Bylaws (the "Bylaws") contain provisions which may have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of the Common Stock and the voting and other rights of the holders of the Common Stock. These provisions include, but are not limited to, a classified Board of Directors and the authority of the Board of Directors to issue up to 5,000,000 shares of preferred stock and to fix the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The Company has no present plans to issue shares of preferred stock. In addition, certain provisions of Delaware law applicable to the Company could have the effect of discouraging certain attempts to acquire the Company which could deprive the Company's stockholders of the opportunities to sell their shares of Common Stock at prices higher than prevailing market prices. See "Description of Capital Stock".

  POSSIBILITY OF ADVERSE EFFECT ON MARKET PRICE OF THE COMMON STOCK DUE TO CONTROL BY OFFICERS AND DIRECTORS. Following completion of this offering and the Concurrent Placement, directors, executive officers and principal stockholders of the Company, and certain of their affiliates, will beneficially own approximately 41% of the outstanding shares of Common Stock. Accordingly, these persons, individually and as a group, will be able to effectively control the Company and direct its affairs and business, including any determination with respect to the acquisition or disposition of assets by the Company, future issuances of Common Stock or other securities by the Company, declaration of dividends on the Common Stock and the election of directors. Such concentration of ownership may also have the effect of delaying, deferring or preventing a change in control of the Company. See "Principal Stockholders".

  ADVERSE EFFECT DUE TO DILUTION. The initial public offering price is substantially higher than the net tangible book value per share of Common Stock. Investors purchasing shares of Common Stock in this offering and in the Concurrent Placement will therefore incur immediate and substantial dilution of $5.05 per share. See "Dilution".

  CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS. This Prospectus contains certain forward-looking statements, including without limitation, statements concerning the Company's operations, economic performance and financial condition, including in particular, statements relating to the Company's growth strategy. The words "believe", "expect", "anticipate" and other similar expressions generally identify forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are based largely on the Company's current expectations and are subject to a number of risks and uncertainties, including, without limitation, those identified under "Risk Factors" and elsewhere in this Prospectus. Actual results could differ materially from these forward-looking statements. In addition, important factors to consider in evaluating such forward-looking statements include changes in external market factors, changes in the Company's business or growth strategy or an inability to execute its strategy due to changes in its industry or the economy generally, the emergence of new or growing competitors and various competitive factors. In light of these risks and uncertainties, there can be no assurance that the matters referred to in the forward-looking statements contained in this Prospectus will in fact occur.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 3,000,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $10.00 per share and from the Concurrent Placement of 1,100,000 shares offered by the Company at an assumed price of $11.00 per share are estimated to be $39.2 million ($43.4 million if the Underwriters' over-allotment option is exercised in full).

  The net proceeds received by the Company will be used (i) to repay $4.0 million of a non-interest bearing secured promissory note which has a maturity date of July 8, 1998, issued as partial consideration for the acquisition of the Juniper Valley Farms brand, (ii) to repay the $2.0 million outstanding principal amount of a Term Loan from U.S. Bancorp, through its affiliate U.S. Bancorp Ag Credit, Inc. (collectively, "U.S. Bancorp"), which bears interest at a variable rate based on U.S. Bancorp's announced reference rate plus 2% and which has a final maturity date of July 31, 1998 (the "Term Loan"), (iii) to repay up to $10.0 million of the outstanding principal amount of the Company's Line of Credit with U.S. Bancorp (the "Line of Credit") which bears interest at U.S. Bancorp's announced reference rate plus 1.25% and has a final maturity date of June 30, 1999, (iv) to repay approximately $3.6 million of unsecured subordinated promissory notes, a portion of which are held by certain affiliates of the Company, which bear interest at a variable rate equal to the current prime rate plus 1% which have a final maturity date of the earlier of (x) March 20, 2002 or (y) the closing of this offering, issued in connection with the acquisition by the Company of the remaining interest in Sunrise from Aurora Dairy Corporation ("Aurora") in May 1997, (v) to repay $3.1 million of senior subordinated promissory notes, a portion of which are held by certain affiliates of the Company, which bear interest at an annual rate of 11% and have a final maturity date of the earlier of (x) May 29, 2003 or (y) the closing of this offering, at which time a premium of 3% of the principal amount of such notes will be due and payable, and (vi) for possible expansion of the Company's dairy facilities, acquisitions, working capital and general corporate purposes. The Company has no present commitments or agreements with respect to any potential acquisitions. The amounts and timing of actual expenditures will depend upon a number of factors, many of which are beyond the Company's control, including demand for the Company's products and the availability of suitable acquisition candidates. Pending such uses, the net proceeds of this offering will be invested in short-term, interest bearing securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Certain Transactions".

                                DIVIDEND POLICY

  The Company currently intends to retain any future earnings to finance the growth and development of its business and therefore does not anticipate paying any cash dividends in the foreseeable future. The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the future earnings, operations, capital requirements and financial condition of the Company. In addition, the Line of Credit and the senior subordinated promissory notes prohibit the payment of dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources".

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of March 31, 1998 (i) on an actual basis and (ii) as adjusted to reflect to the sale of the 3,000,000 shares of Common Stock offered hereby at an assumed initial public offering price of $10.00 per share and 1,100,000 shares pursuant to the Concurrent Placement at an assumed price of $11.00 per share and the application of the estimated net proceeds therefrom. This table should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                             MARCH 31, 1998
                                                           --------------------
                                                           ACTUAL   AS ADJUSTED
                                                           -------  -----------
                                                             (IN THOUSANDS)
 Current portion of long-term debt......................... $   575    $   575
                                                            =======    =======
 Long-term debt, excluding current portion(1).............. $18,970    $ 4,969
                                                            -------    -------
 Stockholders' equity (deficit):
  Preferred stock, par value $.001, 2,000,000 shares
  authorized; no shares issued and outstanding, actual;
  5,000,000 shares authorized; no shares issued and
  outstanding, as adjusted.................................   --         --
 Common stock, par value $.001, 8,000,000 shares
  authorized; 5,176,341 shares issued and 5,056,341
  shares outstanding, actual; 30,000,000 shares
  authorized, 9,156,341 shares issued and outstanding, as
  adjusted(2)..............................................       5          9
 Additional paid-in capital(3).............................  11,859     50,474
 Accumulated deficit(4)....................................  (2,486)    (2,971)
 Treasury stock(3).........................................    (582)       --
                                                            -------    -------
 Total stockholders' equity................................   8,796     47,512
                                                            -------    -------
 Total capitalization...................................... $27,766    $52,481
                                                            =======    =======

---------------------
(1) Reflects repayment of Line of Credit with U.S. Bancorp, unsecured subordinated promissory notes and senior subordinated promissory notes.
(2) Based on the number of shares outstanding as of March 31, 1998. Excludes, as of March 31, 1998, 567,768 shares of Common Stock issuable upon exercise of options outstanding under the Company's stock option plans and 69,118 shares of Common Stock reserved for issuance upon exercise of certain warrants. As of March 31, 1998, the weighted average exercise prices of the Company's stock options and warrants were $3.44 and $5.34 per share, respectively. See "Capitalization," "Management--Stock Option Plans" and Notes to the Company's Consolidated Financial Statements.
(3) As adjusted Common Stock outstanding also reflects the retirement of 120,000 treasury shares of Common Stock retired as of April 30, 1998.
(4) Reflects an extraordinary loss of $485,000 (net of income tax effect) to be recorded upon the extinguishment of the senior subordinated promissory notes with a face amount of $3.1 million. See "Use of Proceeds".

                                   DILUTION

  As of March 31, 1998, the Company had a net tangible book value of approximately $6,630,000 or $1.31 per share. Net tangible book value represents the amount of total tangible assets less total liabilities divided by the number of shares of Common Stock outstanding. Without taking into account any other changes in the net tangible book value after March 31, 1998, other than to reflect the receipt by the Company of the net proceeds from the sale of the 3,000,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $10.00 per share, and from the sale of 1,100,000 shares in the Concurrent Placement at an assumed price of $11.00 per share, the pro forma net tangible book value of the Company at March 31, 1998 would have been approximately $45,345,000, or $4.95 per share. This represents an immediate increase in such net tangible book value of $3.64 per share to existing stockholders and an immediate dilution of $5.05 per share to new investors. The following table illustrates this per share dilution:

     Assumed initial public offering price per share............. $10.00
        Pro forma net tangible book value per share as of March
        31, 1998.................................................  $1.31
        Increase per share attributable to new investors.........   3.64
                                                                   -----
     Pro forma net tangible book value per share after the offer-
      ing and the Concurrent Placement(1)........................          4.95
                                                                         ------
     Dilution per share to new investors.........................        $ 5.05
                                                                         ======

  The above table assumes that the sale of 1,100,000 shares in the Concurrent Placement will be completed immediately following the offering. Should the Concurrent Placement not be completed, the pro forma net tangible book value of the Company after the offering would have been $4.13 per share. This would represent an immediate increase in such net tangible book value of $2.82 per share to existing stockholders and an immediate dilution of $5.87 per share to new investors.

  The following table summarizes, on a pro forma basis as of March 31, 1998, the differences between existing stockholders, Suiza's investment in the Concurrent Placement and the new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average consideration paid per share by the existing investors, Suiza in the Concurrent Placement (based upon an assumed price of $11.00 per share) and by the investors purchasing shares of Common Stock in this offering (based upon an assumed initial public offering price of $10.00 per share):

                                 SHARES PURCHASED  TOTAL CONSIDERATION
                                 ----------------- ------------------- AVERAGE PRICE
                                  NUMBER   PERCENT   AMOUNT    PERCENT   PER SHARE
                                 --------- ------- ----------- ------- -------------
     Existing stockholders(2)..  5,056,341   55.2% $11,283,000   21.1%    $ 2.23
     Suiza in Concurrent Place-
      ment(3)..................  1,100,000   12.0%  12,100,000   22.7%     11.00
     New investors in the
      offering.................  3,000,000   32.8   30,000,000   56.2      10.00
                                 ---------  -----  -----------  -----
       Total...................  9,156,341  100.0% $53,383,000  100.0%
                                 =========  =====  ===========  =====

---------------------
(1) Reflects an extraordinary loss of $485,000 (net of income tax effect) to be recorded upon the extinguishment of senior subordinated promissory notes with a face amount of $3.1 million.
(2) Based on the number of shares outstanding as of March 31, 1998. Excludes, as of March 31, 1998, 567,768 shares of Common Stock issuable upon exercise of options outstanding under the Company's stock option plans and 69,118 shares of Common Stock reserved for issuance upon exercise of warrants. As of March 31, 1998, the weighted average exercise prices of the Company's stock options and warrants were $3.44 and $5.34 per share, respectively. See "Capitalization," "Management--Stock Option Plans" and Notes to the Company's Consolidated Financial Statements.

(3) Includes the sale of 1,100,000 shares of Common Stock to Suiza in the Concurrent Placement. Suiza will purchase shares in the Concurrent Placement at the Price to Public less 3 1/2% (one-half of the Underwriting Discount); provided that the price will not be less than $11.00 nor more than $15.00, and further provided that to the extent the net price to Suiza is in excess of $13.54, the number of shares sold in the Concurrent Placement will be reduced so that the aggregate Suiza investment in the Concurrent Placement will not exceed $14,900,000. The Concurrent Placement is subject to the closing of this offering at a minimum Price to Public of $9.00 per share.

                     SELECTED CONSOLIDATED FINANCIAL DATA
  The following selected consolidated statements of operations data for the fiscal years ended December 31, 1995, December 28, 1996 and December 31, 1997 and the selected balance sheet data as of December 28, 1996 and December 31, 1997 have been derived from the Consolidated Financial Statements of the Company, which have been audited by KPMG Peat Marwick LLP, independent accountants, whose report thereon also is included herein. The selected consolidated statement of operations data for the fiscal years ended December 31, 1993 and 1994, and the balance sheet data as of December 31, 1993, 1994 and 1995 have been derived from the audited consolidated financial statements of the Company that are not included in this Prospectus. The selected consolidated statements of operations data for the three months ended March 31, 1997 and 1998 are unaudited but have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, contain all adjustments, consisting only of normally recurring adjustments, necessary for a fair presentation of the financial information presented. The selected consolidated financial data set forth below is not necessarily indicative of results to be expected for any future period. The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and Notes thereto included elsewhere in the Prospectus. The financial statements and notes thereto of Sunrise Organic Farms, Inc. (f/k/a Aurora Dairy Corporation of Idaho, Inc.) as of and for the year ended December 31, 1996 are included elsewhere in this Prospectus as a significant acquisition purchased by the Company in fiscal 1997.

                                       FISCAL YEAR ENDED                 THREE MONTHS ENDED
                          ---------------------------------------------  --------------------
                          DEC. 31, DEC. 31, DEC. 31, DEC. 28,  DEC. 31,  MAR. 31,   MAR. 31,
                            1993     1994     1995     1996      1997      1997       1998
                          -------- -------- -------- --------  --------  ---------  ---------
                             (IN THOUSANDS, EXCEPT PER SHARE DATA)           (UNAUDITED)
CONSOLIDATED STATEMENTS
 OF OPERATIONS DATA:
 Net sales..............   $ 973    $3,436   $7,246  $15,986   $29,565    $  6,134  $  10,102
 Cost of sales(1)(2)....     659     2,564    5,517   11,425    22,639       5,113      7,055
                           -----    ------   ------  -------   -------    --------  ---------
 Gross profit...........     314       872    1,729    4,561     6,926       1,021      3,047
 Selling expenses.......     210       478    1,620    3,270     5,656       1,147      2,132
 General and
  administrative
  expenses(3)...........     267       298      633    1,066     2,384         399        581
                           -----    ------   ------  -------   -------    --------  ---------
 Operating income
  (loss)................    (163)       96     (524)     225    (1,114)       (525)       334
 Other income (expense),
  net(4)................     --          3     (122)    (184)   (1,108)       (153)      (492)
                           -----    ------   ------  -------   -------    --------  ---------
 Income (loss) from
  continuing operations
  before income taxes
  and minority
  interest..............    (163)       99     (646)      41    (2,222)       (678)      (158)
 Income tax benefit
  (expense).............     --        --        30      (14)      513          64         43
 Minority interest in
  loss of
  subsidiary(5).........     --        --       --       --        687         571        --
                           -----    ------   ------  -------   -------    --------  ---------
 Income (loss) from
  continuing
  operations............    (163)       99     (616)      27    (1,022)        (43)      (115)
 Income (loss) from
  discontinued dairy
  operations, net(6)....     --       (533)     107      --        --          --         --
                           -----    ------   ------  -------   -------    --------  ---------
 Net income (loss)......   $(163)   $ (434)  $ (509) $    27   $(1,022)   $    (43) $    (115)
                           =====    ======   ======  =======   =======    ========  =========
 Basic and diluted net
  income (loss) per
  share(7)..............   $(.14)   $ (.20)  $ (.18) $   .01   $  (.23)   $   (.01) $    (.02)
                           =====    ======   ======  =======   =======    ========  =========
 Pro forma basic and
  diluted net income
  (loss) per share
  (unaudited)(8)........                                       $  (.12)             $     .03
                                                               =======              =========
 Weighted average shares
  outstanding:
 Basic..................   1,126     2,120    2,791    3,264     4,488       3,659      5,056
 Diluted................   1,126     2,120    2,791    3,283     4,488       3,659      5,056

                                  DEC. 31, DEC. 31, DEC. 31, DEC. 28, DEC. 31,  MAR. 31,
                                    1993     1994     1995     1996     1997      1998
                                  -------- -------- -------- -------- -------- -----------
                                                 (IN THOUSANDS)                (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
 Cash and cash equivalents......    $  2    $   41   $    5   $ 600    $  404    $  811
 Working capital (deficit)......     (80)   (1,109)  (1,016)    414     2,935     2,520
 Total assets...................     179     4,259    2,414   5,232    32,737    34,501
 Long-term debt.................     --        500      --      --     17,960    18,970
 Total stockholders' equity
  (deficit).....................     (95)    1,057      798   3,264     8,886     8,796

---------------------
(1) Includes losses of organic premiums in connection with milk supply contracts of approximately $198,000 and $73,000 in fiscal 1995 and 1996, respectively. Losses of organic premiums relate to the Company's commitment to purchase minimum amounts of organic farm milk. When organic milk is sold as conventional milk, the difference between the organic and conventional prices is recorded as a loss of organic premium.
(2) Prior to fiscal 1997, the Company recorded its share of the losses of Sunrise in other income (expense), net. As a result of the acquisition of the remainder of Sunrise in May 1997, losses of $1.3 million and $627,000 are included in cost of sales for fiscal 1997 and the three months ended March 31, 1997, respectively.
(3) Includes $448,000 of expenses during fiscal 1997 relating to pre-operating costs associated with the Maryland Dairy. No pre-operating costs were incurred at the Maryland Dairy during the three months ended March 31, 1997.
(4) Includes the Company's share of the losses of Sunrise relating to its minority interest in Sunrise. The Company's shares of these losses were $85,000 and $158,000 for fiscal 1995 and 1996, respectively, of which $44,000 and $77,000, respectively, represents the Company's proportionate equity in losses recognized by Sunrise.
(5) The results of operations of Sunrise have been included in the Company's consolidated statements of operations from January 1, 1997, with an offsetting minority interest recorded, covering the period in which Sunrise was not 100% owned by the Company, of $687,000 and $571,000 during fiscal 1997 and during the three months ended March 31, 1997, respectively.
(6) On May 30, 1995, the Company transferred the assets and liabilities of its dairy operations to Sunrise in exchange for Sunrise common stock. The Company's dairy operations as well as the gain on the disposal have been reflected as discontinued operations in the consolidated statements of operations in fiscal 1994 and fiscal 1995. The loss on the dairy operations in fiscal 1994 was $533,000 and in fiscal 1995, the loss on the dairy operations of $406,000 was offset by a gain on disposal of the dairy operations of $513,000.
(7) Net income (loss) per share is computed using the weighted average number of common shares (basic) and common and common equivalent shares (diluted) outstanding during the period. See Note 2 to the Company's Consolidated Financial Statements.

(8) Pro forma to give effect to the repayment of certain debt with the proceeds of this offering on basic and diluted net income (loss) per share as if such debt had been repaid at the beginning of the periods indicated. See "Use of Proceeds".

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. Except for the historical information contained herein, the discussion in this Prospectus contains certain forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include those discussed in "Risk Factors," as well as those discussed elsewhere herein.

OVERVIEW

  Horizon produces, processes and markets the leading brand of certified organic dairy products in the United States, including the leading brand of certified organic fluid milk. Horizon has become the only dairy to offer nationwide distribution of organic fluid milk by establishing a national network of organic farm milk producers and processors and by building a nationwide customer base. From its position as the market leader in organic fluid milk sales, Horizon has leveraged its brand to create a full line of refrigerated organic dairy products.

  Formation and Structure of the Company. Horizon was founded in Boulder, Colorado in 1991 and introduced its first products, organic fat free yogurts, in 1992. The Company introduced organic fluid milk in 1993, and since that time it has developed and introduced a number of new organic dairy products, including cottage cheese, hard cheese, butter and sour cream. Since 1995, the Company has focused its efforts on expanding and integrating a nationwide production, processing and distribution system.

  From 1992 to 1994, the Company contracted for the supply of organic fluid milk with CROPP, an organic dairy cooperative which during that period was located only in Wisconsin. In 1994, the Company made a strategic decision to begin developing its own organic milk supply. Accordingly, the Company began building a herd of organic cows and developing its own source of organic feed, and entered into a lease and management agreement with a subsidiary of Aurora for a dairy farm in Idaho. These facilities became the Company's Idaho Dairy in fiscal 1997. Aurora is controlled by Marc Peperzak, the Chairman of the Company's Board of Directors. See "Certain Transactions".

  In fiscal 1995, the Company and a subsidiary of Aurora formed a corporation, Sunrise, to hold certain of the Company's and Aurora's assets which combined to form the Idaho Dairy. The Company contributed its organic cattle and other supplies for a 23.8% interest in Sunrise, Aurora contributed the land and equipment for a majority interest in Sunrise, and certain other investors provided capital in exchange for a minority interest in Sunrise. The Company also entered into a contract to purchase a percentage of Sunrise's forecasted production volume. To the extent that Sunrise produced organic farm milk in excess of the Company's demands for organic farm milk, the Company sold the excess as conventional farm milk with the difference being recorded as a loss of the "organic premium" in cost of sales.

  In fiscal 1996, the Company made an additional $350,000 equity investment in Sunrise (increasing its stake to 26.8%), and made a $650,000 term loan to Sunrise. In fiscal 1997, the Company acquired the remaining interest in Sunrise from Aurora and the other Sunrise investors. Accordingly, the Company's 1997 Consolidated Financial Statements include the results of operations of Sunrise from January 1, 1997 with a corresponding minority interest shown separately covering the period in which Sunrise was not 100% owned by the Company. In connection with the acquisition, the Company recorded goodwill of approximately $2.3 million which is being amortized on a straight-line basis over 15 years. In order to develop an organic farm milk supply for products sold in the Eastern United States, in 1997, the Company began developing the

Maryland Dairy. Shipments of organic farm milk from the Maryland Dairy began in the first quarter of 1998. In April 1998, the Company acquired the Juniper Valley Farms brand, the leading brand of organic dairy products in the metro New York market.

  Customers, Revenue Recognition and Marketing. Horizon's organic products are sold in conventional and natural foods supermarkets, specialty retailers and natural foods stores. Horizon's customers include natural foods distributors, dairy distributors and supermarket chains. Once processed, products are either delivered to, or picked up by, the customers. Revenue is recognized at the time of shipment or pick up. Sales to new customers are generally made on a 90-day guaranteed basis; if the customer is unable to sell all of the Company's products during the first 90 days after it becomes a Horizon customer, the Company buys back the excess inventory. Historically, the Company has experienced a return rate of approximately 1% of sales under this guarantee. Horizon engages in a range of consumer and trade marketing activities, and in fiscal 1998, plans to increase its marketing spending as a percentage of sales.

  Internal Production of Milk. In establishing the Idaho Dairy and the Maryland Dairy, the Company made a substantial investment in organic dairy herds and in converting the farm land to provide a source of organic feed. Horizon's animal care and facility maintenance costs are significantly higher than conventional dairies.

  The Company began converting the Idaho Dairy farm land to organic in 1994, but due to the three-year growing requirement to be certified organic the feed grown on the farm land was not certified as organic until 1997. The Company began converting the Maryland Dairy to organic in 1997 and expects that it will be certified organic beginning in 2000. From 1994 through 1996, the Company purchased all of its organic feed from third party suppliers, and the Company continues to purchase a majority of organic feed on the open market.

  The Company sells the feed which it cannot certify as organic as conventional feed at conventional prices. Since the prices of conventional farm milk and feed historically have been significantly lower than organic, the Company has experienced, and expects to continue to experience, lower gross profit during periods when its Company-owned dairy farms are being converted to organic.

  The cost of farm milk from the Idaho Dairy and the Maryland Dairy is significantly influenced by the Company's ability to operate these dairy farms at capacity. The Idaho Dairy achieved milking capacity in December 1997, while the Company's Maryland Dairy is not currently operating at milking capacity. The Company's ability to operate the Maryland Dairy at capacity will depend, in part, on its ability to secure operating permits for additional cows. In Maryland, the Company must obtain from the Maryland Department of Environment a Waste Water Discharge Permit. There is a three step process to obtain the permit which process requires the Company to obtain approval of its agricultural nutrient management and waste management system plans and hold public hearings. The issuance of the permit is subject to the discretion of the Maryland Department of Environment. The Company will apply for additional permits over the next 24 months. The permitting process will require that the Company make additional capital expenditures at the Maryland Dairy to accommodate the addition of such cows. There can be no assurance that the Company will be able to obtain the requisite permits to increase the number of cows at the Maryland Dairy. See "Risk Factors--Risks Related to Establishing New Organic Dairy Farms".

  The Company follows generally accepted accounting principles for farm accounting. Cows are depreciated using the straight-line method over five years commencing with their first milking. The capitalized cost of each cow is based on the purchase price plus pre-production costs. The Idaho Dairy and the Maryland Dairy sell organic farm milk to Horizon at an inter-company transfer price which the Company believes approximates fair market value. All inter-company sales have been eliminated in the Company's consolidated financial statements.

  Purchase of Organic Milk From Third Party Producers. In order to augment its internal supply of organic farm milk, the Company contracts with various organic farmers and cooperatives throughout the United States. Except for the contract with CROPP which extends through December 2001, these contracts are for twelve months or less and are renewable upon agreement by the Company and the producer. All production contracts require that the Company purchase minimum quantities of organic farm milk. If the Company cannot use the minimum amount as organic fluid milk or other organic products, the Company sells the organic milk as conventional milk and records a loss of organic premium in cost of sales. In fiscal 1997, the Company incurred no loss of organic premiums.

  The prices which the Company pays many of its third party producers are based on a fixed mark-up from the price for conventional farm milk. Changes in the price of conventional farm milk and the availability of organic farm milk directly affect the Company's cost of organic farm milk.

  Milk Processing. Horizon has a national network of 17 dairy processors which process the Company's organic farm milk into refrigerated organic fluid milk and other organic dairy products. The costs associated with processing arrangements are included in the cost of sales. These costs include the cost of processing as well as payments which Horizon makes to processors which are then paid into the Federal Milk Market Order System. The Company's product sales mix affects its overall gross margin since processing costs vary by product. Although the Company has a long-term processing agreement with Worcester and will enter into processing and distribution agreements with certain Suiza subsidiaries, it does not have written agreements with its other processors.

  Government Regulation of Milk Pricing. The Federal Milk Market Order System was developed to ensure the availability of farm milk for certain products such as fluid milk and to provide minimum prices for farm milk regardless of how the farm milk is actually used (i.e., whether it is used for a high value product like fluid milk or a lower value product like non-fat dry milk powder). The processor is responsible for paying fees to the Federal Milk Market Order System. Dairy processors pass through these "pooling" charges to dairies, like the Company, through their prices for processing farm milk. These payments are determined by the Federal Milk Market Order System Administrators on a monthly basis, are billed to the Company in the month after they are determined, are generally related to conventional farm milk prices and can vary materially from period to period.

  In addition, states in New England have established, and certain other states are in the process of attempting to form, regional milk price compacts designed to provide farmers within the compact states with a minimum price which will result in higher milk prices than the federally mandated minimum prices. For example, the Northeast Interstate Dairy Compact has resulted in farm milk prices higher than federal order minimum prices. These charges are assessed as "compact over-order charges". As with the federal milk market orders, these charges are not known or predictable in advance and may increase the Company's costs. For fiscal 1997, the Company paid over $500,000 for pooling, compact and administrative assessment charges. See "Risk Factors-- Possibility of Adverse Effects Resulting from United States Dairy Support Program and Federal Milk Marketing Orders".

  Juniper Valley Acquisition. On April 8, 1998, the Company completed the acquisition of the Juniper Valley Farms brand of organic dairy products from Worcester. As a result of the acquisition, the Company recognized approximately $6.3 million of goodwill and other intangibles which will be amortized over 15 years.

RESULTS OF OPERATIONS

  The following table sets forth for the periods indicated, certain selected statements of operations data expressed as a percentage of net sales:

                                        PERCENTAGE OF NET SALES
                             -------------------------------------------------
                                 FISCAL YEAR ENDED      THREE MONTHS ENDED
                             -------------------------- ----------------------
                             DEC. 31, DEC. 28, DEC. 31, MAR. 31,     MAR. 31,
                               1995     1996     1997     1997         1998
                             -------- -------- -------- ---------    ---------
  Net sales.................  100.0%   100.0%   100.0%       100.0%       100.0%
  Cost of sales.............   76.1     71.5     76.6         83.4         69.8
                              -----    -----    -----    ---------    ---------
  Gross profit..............   23.9     28.5     23.4         16.6         30.2
  Selling expenses..........   22.4     20.4     19.1         18.7         21.1
  General and administrative
   expenses.................    8.7      6.7      8.1          6.5          5.8
                              -----    -----    -----    ---------    ---------
  Operating income (loss)...   (7.2)     1.4     (3.8)        (8.6)         3.3
  Other income (expense),
   net......................   (1.7)    (1.2)    (3.7)        (2.5)        (4.9)
                              -----    -----    -----    ---------    ---------
  Income (loss) from
   continuing operations
   before income taxes and
   minority interest........   (8.9)     0.2     (7.5)       (11.1)        (1.6)
  Income tax benefit
   (expense)................    0.4      --       1.7          1.0          0.5
  Minority interest in loss
   of subsidiary............    --       --       2.3          9.4          --
                              -----    -----    -----    ---------    ---------
  Income (loss) from
   continuing operations....   (8.5)     0.2     (3.5)        (0.7)        (1.1)
  Income from discontinued
   dairy operations.........    1.5      --       --           --           --
                              -----    -----    -----    ---------    ---------
  Net income (loss).........  (7.0)%     0.2%   (3.5)%       (0.7)%       (1.1)%
                              =====    =====    =====    =========    =========

COMPARISON OF THREE MONTHS ENDED MARCH 31, 1998 AND 1997

  Net Sales. Net sales includes product sales, royalties and consulting revenue, less returns and allowances. Net sales increased 65% to $10.1 million in the first quarter of fiscal 1998 from $6.1 million in the first quarter of fiscal 1997. This increase is primarily due to: the development of new retail accounts, including a major conventional supermarket chain; increased sales with existing accounts; the introduction of several new products, including organic chocolate milk and cottage cheese; and a price increase.

  Gross Profit. Gross profit consists of net sales, less cost of sales (which includes the cost of raw materials, processing fees, inbound freight, pooling charges and losses of organic premiums). Gross profit increased 198% to $3.0 million in the first quarter of fiscal 1998 from $1.0 million in the first quarter of fiscal 1997. As a percentage of sales, gross profit increased to 30.2% in the first quarter of fiscal 1998 from 16.6% in the first quarter of fiscal 1997. This increase is primarily due to significantly lower losses resulting from the Company reaching capacity at the Idaho Dairy. Prior to fiscal 1997, the Company recorded its share of the losses of Sunrise as other income (expense), net. Due to the acquisition of the remainder of Sunrise during fiscal 1997, the three months ended March 31, 1997 includes losses of $627,000 in cost of sales.

  Selling Expenses. Selling expenses include direct selling, marketing and distribution costs. Selling expenses increased 86% to $2.1 million in the first quarter of fiscal 1998 from $1.1 million in the first quarter of fiscal 1997. As a percentage of sales, selling expenses increased to 21.1% in the first quarter of fiscal 1998 from 18.7% in the first quarter of fiscal 1997, primarily due to increased levels of marketing expenses, including hiring marketing executives and staff.

  General and Administrative Expenses. General and administrative expenses include operations and corporate support, and increased 46% to $581,000 in the first quarter of fiscal 1998 from $399,000 in the first quarter of fiscal 1997. As a percentage of sales, general and administrative expenses decreased to 5.8% in the first quarter of fiscal 1998 from 6.5% in the first quarter of fiscal 1997 due to increased leverage of general and administrative expenses over a larger sales base.

  Other Income (Expense), Net. Other income (expense), net increased to $492,000 in the first quarter of fiscal 1998 from $153,000 in the first quarter of fiscal 1997, primarily as a result of higher levels of indebtedness incurred to acquire the remaining interest in the Idaho Dairy, and to finance the acquisition and development of the Maryland Dairy.

  Minority Interest in Loss of Subsidiary. Minority interest in loss of subsidiary includes the minority stockholders' share of the losses from operations of the Idaho Dairy for the period prior to the Company's acquisition of the remainder of Sunrise in the second quarter of fiscal 1997. Minority interest in loss of subsidiary was $571,000 in the first quarter of fiscal 1997. In the first quarter of fiscal 1998, the operations of the Idaho Dairy are reflected in the Company's cost of sales.

COMPARISON OF FISCAL YEARS ENDED DECEMBER 31, 1997 AND DECEMBER 28, 1996

  Net Sales. Net sales increased 85% to $29.6 million in fiscal 1997 from $16.0 million in fiscal 1996. This increase was primarily due to: development of new retail accounts, particularly as a result of the Company's expansion into conventional supermarkets; increased sales to existing accounts; and the introduction of several new products including hard cheeses, cottage cheese, eggs and new SKUs of yogurt and fluid milk. Also included in the increase was $879,000 from the sale of conventional milk from the Idaho Dairy prior to the conversion to 100% organic.

  Gross Profit. Gross profit increased 52% to $6.9 million in fiscal 1997 from $4.6 million in fiscal 1996. As a percentage of sales, gross profit decreased to 23.4% in fiscal 1997 from 28.5% in fiscal 1996. Gross profit on organic fluid milk and other organic dairy products remained relatively flat as a percentage of sales but was offset by the consolidation of the Idaho Dairy operations. The operations of the Idaho Dairy in fiscal 1997 reflect the costs associated with expanding the Idaho Dairy to capacity and completing its conversion to organic (including costs associated with culling conventional cows and sourcing organic feed). In addition, the Company recognized losses of organic premiums of $73,000 in fiscal 1996. In fiscal 1997, the Company also completed the transition of the Idaho Dairy to 100% organic, which included the disposition of the balance of the conventional cows. The loss associated with the disposition of conventional cows was $310,000 and was booked as an expense in fiscal 1997.

  Selling Expenses. Selling expenses increased 73% to $5.7 million in fiscal 1997 from $3.3 million in fiscal 1996. As a percentage of sales, selling expenses decreased to 19.1% in fiscal 1997 from 20.4% in fiscal 1996 primarily due to increased leverage of selling expenses over a larger sales base, partially offset by the increased costs associated with expanding into conventional supermarkets.

  General and Administrative Expenses. General and administrative expenses increased 124% to $2.4 million in fiscal 1997 from $1.1 million in fiscal 1996. As a percentage of sales, general and administrative expenses increased to 8.1% in fiscal 1997 from 6.7% in fiscal 1996 primarily due to $448,000 in pre-operating costs associated with the Maryland Dairy.

  Other Income (Expense), Net. Other income (expense), net increased to $1.1 million in fiscal 1997 from $184,000 in fiscal 1996 primarily as a result of increased indebtedness related to both the purchase of Sunrise and a debt financing. Other expense included $158,000 loss in fiscal 1996 as a result of the Company's ownership of a minority interest in Sunrise. A similar expense did not occur in fiscal 1997 because the Company's acquisition of the remainder of Sunrise resulted in the consolidation of those operations with the Company's beginning January 1, 1997.

  Minority Interest in Loss of Subsidiary. The Company recognized Sunrise as an investment during fiscal 1996 due to its less than 50% ownership during that year. The minority interest in loss of subsidiary was $687,000 in fiscal 1997 to recognize minority stockholders' proportionate share of losses prior to 100% ownership by the Company in May 1997.

COMPARISON OF FISCAL YEARS ENDED DECEMBER 28, 1996 AND DECEMBER 31, 1995

  Net Sales. Net sales increased 121% to $16.0 million in fiscal 1996 from $7.2 million in fiscal 1995. This increase was primarily due to: development of new accounts; increased sales to existing accounts; and the introduction of several new products, including butter, non-fat dry milk powder, cheese, half and half and additional SKUs of fluid milk. The Company also attributes the increase in net sales in fiscal 1996 in part to the development of the Company's regional sales force and the appointment of mass market brokers.

  Gross Profit. Gross profit increased 164% to $4.6 million in fiscal 1996 from $1.7 million in fiscal 1995. As a percentage of sales, gross profit increased to 28.5% in fiscal 1996 from 23.9% in fiscal 1995. This increase is primarily due to the introduction of several new organic dairy products with higher profit margins than organic fluid milk, the implementation of the Company's national pricing policy along with a price increase in the third quarter of fiscal 1995, as well as a slightly improved profit margin on fluid milk due to a full year of milk production at the Idaho Dairy and the appointment of fluid milk processors in the western region of the United States to process farm milk from the Idaho Dairy. In addition, in fiscal 1995, the Company recognized losses of organic premiums of $198,000.

  Selling Expenses. Selling expenses increased 102% to $3.3 million in fiscal 1996 from $1.6 million in fiscal 1995. As a percentage of sales, selling expenses decreased to 20.4% in fiscal 1996 from 22.4% in fiscal 1995 primarily due to increased leverage of selling expenses over a larger sales base, partially offset by increased expenses associated with the development of the Company's sales force infrastructure, including hiring regional sales managers.

  General and Administrative Expenses. General and administrative expenses increased 68% to $1.1 million in fiscal 1996 from $633,000 in fiscal 1995. As a percentage of sales, general and administrative expenses decreased to 6.7% in fiscal 1996 from 8.7% in fiscal 1995 due to increased leverage of general and administrative expenses over a larger sales base.

  Other Income (Expense), Net. Other income (expense), net increased to $184,000 in fiscal 1996 from $122,000 in fiscal 1995, primarily as a result of increased other expense in fiscal 1996 partially offset by interest income on excess cash in fiscal 1996. Other expense includes $158,000 in fiscal 1996 and $85,000 in fiscal 1995 as a result of the Company's ownership of a minority interest in Sunrise. This increase was primarily due to increased costs at the farm related to the continued conversion of the Idaho Dairy to organic as well as the Company's purchase of an additional 3% of Sunrise in fiscal 1996.

  Income from Discontinued Dairy Operations. Income from discontinued dairy operations in fiscal 1995 reflects the gain on the sale of the Company's assets to Sunrise of $513,000 in connection with the formation of Sunrise, which more than offset the Company's losses on the operations of those assets of $406,000 during the five months prior to the sale.

                   SELECTED QUARTERLY RESULTS OF OPERATIONS

  The following table sets forth certain unaudited consolidated statements of operations data for the five quarters ended March 31, 1998, as well as such data expressed as a percentage of the Company's net sales for the periods indicated. This data has been derived from unaudited consolidated financial statements that, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for fair presentation of such information when read in conjunction with the Company's annual consolidated financial statements and notes thereto.

                                             QUARTER ENDED
                            ----------------------------------------------------
                                        FISCAL 1997                  FISCAL 1998
                            ---------------------------------------  -----------
                            MAR. 31,  JUNE 30,  SEPT. 30,  DEC. 31,   MAR. 31,
                              1997      1997      1997       1997       1998
                            --------  --------  ---------  --------  -----------
                                             (IN THOUSANDS)
 Net sales.................  $6,134    $6,740    $7,648     $9,043     $10,102
 Cost of sales(1)(2).......   5,113     5,286     5,693      6,547       7,055
                             ------    ------    ------     ------     -------
 Gross profit..............   1,021     1,454     1,955      2,496       3,047
 Selling expenses..........   1,147     1,333     1,527      1,649       2,132
 General and administrative
  expenses(3)..............     399       442       652        891         581
                             ------    ------    ------     ------     -------
 Operating income (loss)...    (525)     (321)     (224)       (44)        334
 Other income (expense),
  net......................    (153)     (226)     (345)      (384)       (492)
                             ------    ------    ------     ------     -------
 Loss before income taxes
  and minority interest....    (678)     (547)     (569)      (428)       (158)
 Income tax benefit........      64       155       147        147          43
 Minority interest in loss
  of subsidiary(4).........     571       116       --         --          --
                             ------    ------    ------     ------     -------
 Net loss..................  $  (43)   $ (276)   $ (422)    $ (281)    $  (115)
                             ======    ======    ======     ======     =======
                                        PERCENTAGE OF NET SALES
                            ----------------------------------------------------
 Net sales.................   100.0%    100.0%    100.0%     100.0%      100.0%
 Cost of sales.............    83.4      78.4      74.4       72.4        69.8
                             ------    ------    ------     ------     -------
 Gross profit..............    16.6      21.6      25.6       27.6        30.2
 Selling expenses..........    18.7      19.8      20.0       18.2        21.1
 General and administrative
  expenses.................     6.5       6.6       8.5        9.9         5.8
                             ------    ------    ------     ------     -------
 Operating income (loss)...    (8.6)     (4.8)     (2.9)      (0.5)        3.3
 Other income (expense),
  net......................    (2.5)     (3.3)     (4.5)      (4.2)       (4.9)
                             ------    ------    ------     ------     -------
 Loss before income taxes
  and minority interest....   (11.1)     (8.1)     (7.4)      (4.7)       (1.6)
 Income tax benefit........     1.0       2.3       1.9        1.6         0.5
 Minority interest in loss
  of subsidiary............     9.4       1.7       --         --          --
                             ------    ------    ------     ------     -------
 Net loss..................    (0.7)%    (4.1)%    (5.5)%     (3.1)%      (1.1)%
                             ======    ======    ======     ======     =======

---------------------
(1) As a result of the acquisition of the remainder of Sunrise in May 1997, operating losses of $627,000, $341,000, $202,000 and $165,000 and operating income of $184,000 are included in cost of sales for the quarters ended March 31, 1997, June 30, 1997, September 30, 1997, December 31, 1997 and March 31, 1998, respectively.
(2) Includes $271,000 in start-up costs associated with the Maryland Dairy in the quarter ended March 31, 1998.
(3) Includes pre-operating costs associated with the Maryland Dairy of $13,000, $174,000 and $262,000 for the quarters ended June 30, 1997,
    September 30, 1997 and December 31, 1997, respectively.
(4) The results of operations of Sunrise have been included in the Company's consolidated statement of operations from January 1, 1997, with an offsetting minority interest recorded, covering the period in which Sunrise was not 100% owned by the Company, of $571,000 and $116,000 during the quarters ended March 31, 1997 and June 30, 1997, respectively.

  The Company's results of operations may fluctuate significantly from period to period. The Company's quarterly results may fluctuate as a result of a variety of factors, including: the number, timing and mix of trade promotions; the mix of product sales; factors affecting farm profitability, including natural disasters and economic downturns; additional sales and expenses as a result of acquisitions, hiring and training of additional personnel; the timing of inventory writedowns; competition; the incurrence of unexpected operating costs; and other factors beyond the Company's control. Accordingly, the results of operations in any quarter will not necessarily be indicative of the results that may be achieved for a full fiscal year or any future quarter.

  In part as a result of the Company's limited operating history, the Company may be unable to accurately forecast its revenues. The Company's current and future expense levels are based predominantly on its operating plans and estimates of future revenues. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues would likely have an immediate material adverse effect on the Company's business, financial condition and results of operations. Further, the Company currently intends to substantially increase its operating expenses in a number of areas, including increased marketing efforts. To the extent such expenses precede or are not subsequently followed by increased revenues, the Company's operating results may fluctuate significantly.

  Due to the foregoing factors, quarterly revenues and operating results are difficult to forecast, and the Company believes that period-to-period comparisons of its operating results will not necessarily be meaningful and should not be relied upon as an indication of future performance. It is likely that the Company's future quarterly operating results from time to time will not meet the expectations of security analysts or investors. In such event, the price of the Company's Common Stock would likely be materially and adversely affected.

LIQUIDITY AND CAPITAL RESOURCES

  Horizon's primary sources of capital have been cash flows from operations, trade payables, bank indebtedness and the sale of debt and equity securities. Primary uses of cash have been the financing of the Idaho Dairy and Maryland Dairy operations and acquisitions. The following table presents a summary of the Company's cash flows for fiscal 1995, 1996 and 1997 and the first quarter of fiscal 1998:

                                                FISCAL YEAR
                                           ------------------------  MARCH 31,
                                           1995    1996      1997      1998
                                           -----  -------  --------  ---------
                                                    (IN THOUSANDS)
Net cash provided by (used in) operating
 activities............................... $  38  $  (477) $   (257)  $ 1,642
Net cash used in investing activities.....  (335)  (1,191)  (10,003)   (2,197)
Net cash provided by financing activi-
 ties.....................................   261    2,263    10,064       962
                                           -----  -------  --------   -------
Net increase (decrease) in cash and cash
 equivalents.............................. $ (36) $   595  $   (196)  $   407
                                           =====  =======  ========   =======

  Although net income decreased in fiscal 1997, net cash used in operations decreased by $220,000 primarily due to non-cash charges associated with depreciation and amortization and the disposal of cattle combined with an increase in trade accounts payable and collection of trade accounts receivable, offset by purchases of inventories. Cash flows provided by operations increased in the first quarter of fiscal 1998 as a result of non-cash charges associated with depreciation and amortization and the disposal of cattle combined with cash provided by inventories and an increase in trade accounts payable and other accrued expenses, partially offset by an increase in trade accounts receivable.

  Net cash used in investing activities was $335,000, $1.2 million and $10.0 million in fiscal 1995, 1996 and 1997, respectively, and $2.2 million in the first quarter of fiscal 1998. The expenditures in fiscal 1996 and 1997 related primarily to the investment in and acquisition of Sunrise and purchases of equipment. The expenditures in the first quarter of fiscal 1998 relate primarily to the purchase of property and equipment at the Maryland Dairy and the purchases and costs of raising cattle at the Maryland Dairy and the Idaho Dairy.

  Net cash provided by financing activities was $261,000, $2.3 million and $10.1 million in fiscal 1995, 1996 and 1997, respectively, and $962,000 in the first quarter of fiscal 1998. In fiscal 1995, the Company received net proceeds of $125,000 from the sale of Common Stock and $136,000 from increased borrowings net of repayment of debt. In fiscal 1996, the Company received net proceeds of $2.3 million from the sale of Common Stock, and $775,000 from the issuance of bridge notes resulting in a net increase in borrowings, net of repayment of debt, of $22,000. In fiscal 1997, the Company received net proceeds of $4.3 million (net of treasury stock acquired) from the sale of common stock and $6.0 million (net of repayments) from the proceeds of the issuance of long-term debt and the restructuring of the Company's credit lines, most of which relate to the acquisition of Sunrise.

  In fiscal 1995, the Company entered into a Note and Loan Agreement with Farm Credit Services (the "Note and Loan Agreement") in an aggregate principal amount of $4.3 million. The Note and Loan Agreement bears interest at an adjustable rate, with an initial interest rate of 7.79% per annum, provided that the interest rate cannot exceed 13.79% per annum. The Note and Loan Agreement has a final maturity of July 1, 2010. At March 31, 1998, the Company owed $3.8 million under the Note and Loan Agreement. The Note and Loan Agreement contains certain material covenants, including covenants related to the Company's maintenance of net working capital, current and intermediate ratios, maintenance of Company's stockholders' equity, total debt/stockholders' equity and market value owners equity.

  In fiscal 1997, the Company entered into the Line of Credit which provides a revolving line of credit with an aggregate principal amount of up to $10.0 million, as determined pursuant to a borrowing base formula. The Line of Credit bears interest at U.S. Bancorp's announced reference rate plus 1.25% and has a final maturity of June 30, 1999. At March 31, 1998, the Company had borrowings outstanding under the Line of Credit of approximately $8.0 million. The Company intends to use a portion of the net proceeds from this offering to repay amounts outstanding on the Line of Credit. Following this offering the Company will have approximately $10.0 million of available borrowing capacity, subject to certain covenants and other restrictions applicable to the Line of Credit. Further, in April 1998, the Company received a commitment from U.S. Bancorp for an additional Term Loan of $2.0 million at the lender's announced reference rate plus 2%. This $2.0 million Term Loan (which proceeds were used as a partial payment for the Juniper Valley Farms brand acquisition on April 8, 1998) is to be paid back to U.S. Bancorp out of the proceeds of this offering. The Company's ability to borrow under the Line of Credit is contingent upon its compliance with certain material covenants, including covenants related to the Company's tangible net worth, working capital ratio, total liabilities to tangible net worth ratio, minimum working capital interest coverage ratio, as well as other borrowing base requirements.

  In April 1998, the Company issued a non-interest bearing secured promissory note with a principal amount of $4.0 million which matures on July 8, 1998. The non-interest bearing secured promissory note will be repaid with a portion of the proceeds of this offering. See "Use of Proceeds".

  The Company anticipates that it will spend approximately $800,000 in the last three quarters of fiscal 1998 for fixed asset additions at both the Idaho Dairy and the Maryland Dairy as well as $1.7 million for replacement cows. The Company also plans to incur additional costs associated with increasing its marketing and advertising efforts. The Company believes that it will be able to fund such additional costs through the reduction of expenses in other areas.

  The Company believes that the net proceeds of this offering and the Concurrent Placement, together with cash generated from operations and funds available under the Line of Credit, will be sufficient to satisfy its cash requirements through fiscal 2000.

RECENT ACCOUNTING PRONOUNCEMENTS

  In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 128, Earnings Per Share. This statement establishes standards for computing and presenting earnings per share (EPS) and applies to all entities with publicly held common stock or potential common stock. This statement replaces the presentation of primary EPS and fully diluted EPS with a presentation of basic EPS and diluted EPS, respectively. Basic EPS excludes dilution and is computed by dividing earnings available to common stockholders by the weighted-average number of common shares outstanding for the period. Similar to fully diluted EPS, diluted EPS reflects the potential dilution of securities that could share in the earnings. This statement is effective for the Company's consolidated financial statements for the year ended December 31, 1997 and has been adopted, resulting in the restatement of earnings per share for all prior periods. Details regarding earnings per share are disclosed in Note 2 to the Company's Consolidated Financial Statements.

  In June 1997, FASB issued Statement of Financial Accounting Standards, No. 130, Reporting Comprehensive Income (Statement No. 130), effective for years beginning after December 15, 1997. Statement No. 130 establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. The Company has not yet adopted Statement No. 130. The Company will comply with the reporting and display requirements under this statement when required.

  In June 1997, FASB issued Statement of Financial Accounting Standards, No. 131, Disclosures About Segments of an Enterprise and Related Information (Statement No. 131), effective for years beginning after December 15, 1997. Statement No. 131 establishes standards for reporting information about operating segments and the methods by which such segments were determined. The Company has not yet adopted Statement No. 131. The Company will comply with the reporting requirements under this statement when required.

  In February 1998, FASB issued Statement of Financial Accounting Standards No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits (Statement No. 132), effective for fiscal years beginning after December 15, 1997. Statement No. 132 revises disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. Statement No. 132 standardizes the disclosure requirements and suggests combined formats for presentations of such disclosures. The Company has not yet adopted Statement No. 132. The Company will comply with the reporting requirements under this statement when required.

  In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5 (SOP) Reporting on the Costs of Start-Up Activities, effective for fiscal years beginning after December 15, 1998 and encouraging earlier adoption. The SOP broadly defines start-up activities as those one time activities related to, among other things, opening a new facility. In general, the SOP requires the Company to expense as incurred those costs. Currently, the Company expenses such costs.

YEAR 2000 COMPLIANCE

  Certain management information systems use two digit data fields which recognize dates using the assumption that the first two digits are "19" (i.e., the number 98 is recognized as the year 1998). Although the Company has not conducted any testing or expended any funds in response to year 2000 issues, the Company believes that all of its major software and hardware systems are year 2000 compliant and will recognize data fields beyond 1999. The Company intends to test its systems for year 2000 compliance and is in the process of verifying whether its major suppliers, service providers, and financial institutions are year 2000 compliant. The Company will make any necessary investments in its software and hardware systems and applications to ensure that they are year 2000 compliant. The Company does not expect the amount of such investments to be material to the Company's business, operating results and financial condition. However, there can be no assurance that the systems or networks of its key suppliers and customers will not be affected by year 2000 issues, which could have a material adverse effect on the Company's business, operating results and financial condition.

                                   BUSINESS

OVERVIEW

  Horizon produces, processes and markets the leading brand of certified organic dairy products in the United States, including the leading brand of certified organic fluid milk. Horizon has become the only dairy to offer nationwide distribution of organic fluid milk by establishing a national network of organic farm milk producers and processors and by building a nationwide customer base. From its position as the market leader in organic fluid milk sales, Horizon has leveraged its brand to create a full line of refrigerated organic dairy products. The Company believes that consumers are attracted to Horizon's premium-priced, organic products because of their high quality and their image as healthy, environmentally-responsible and animal-friendly products. The Company believes that its distinctive, brightly-colored flying cow and earth logo appeals to a broad audience of consumers, particularly mothers and children, and is extendible to additional organic product categories. Horizon intends to leverage its strong national brand, its vertically-integrated production, processing and distribution system and its commitment to the highest organic standards to continue to capitalize on the growing demand for organic products.

  Horizon is committed to driving the continued growth of the organic dairy category by producing and selling high-quality organic products that address consumer concerns regarding food safety, environmental responsibility and animal welfare. The Company believes that its organic standards meet or exceed all currently existing and proposed governmental certification standards, as well as all significant private organic certification standards. Horizon's farm milk is produced by cows that have not been treated with antibiotics or synthetic growth hormones, such as recombinant bovine growth hormone ("rBGH"), and which are fed organic feed. To be certified as organic, feed must be grown on land that has been free of synthetic fertilizers, pesticides and herbicides for at least three years.

  Horizon's sales and distribution strategy is focused on building the Horizon brand nationwide in conventional supermarkets while maintaining its leading position in natural foods stores. Horizon currently offers 43 SKUs of premium-priced organic products under the Horizon brand. Horizon estimates that it is currently selling its organic products in over 5,000 retail locations, including conventional and natural foods supermarkets, specialty retailers (which carry limited or special product lines) and natural foods stores (which carry more extensive product lines). Approximately 59% of the Company's sales in 1997 were to supermarkets, a nine percentage point increase from the Company's supermarket sales in 1996. Horizon distributes its products to these retailers across the United States through natural foods distributors, dairy distributors and directly to certain supermarket chains using a team of regional sales managers who manage a network of natural and conventional food brokers. Although Horizon's products initially were sold primarily through natural foods supermarkets and other natural foods stores, a significant part of Horizon's sales growth has occurred through the Company's increasing penetration of conventional supermarkets. According to SPINS/A.C. Nielsen, a food industry data service, for the four weeks ended February 1998, Horizon was the leading brand of organic fluid milk sold in conventional supermarkets, with a market share, or share of the total sales of a particular product category, of 64% and a combined market share of 73%, including the Juniper Valley Farms brand which the Company recently acquired. Additionally, for the same period Horizon achieved 20% all commodity volume ("ACV") distribution of its organic fluid milk, up eight percentage points from the prior year. ACV represents the presence of the Company's products in stores which sell a certain percentage of the total grocery products sold in the United States.

  Horizon has built its national presence by establishing an extensive, vertically-integrated production, processing and distribution system. This system includes two Company-owned organic dairy farms, strategically-located organic farm milk producers, a Company-owned farm milk separator and a network of geographically-dispersed dairy processors. The majority of Horizon's organic farm milk is produced at the Idaho Dairy, the Company's organic dairy farm in Southern Idaho, where the Company also grows a significant amount of organic feed and performs first stage farm milk processing with its own farm milk separator. The Idaho Dairy is the largest organic dairy in the country, with over 4,000 certified organic cows.

Horizon recently completed construction of the Maryland Dairy, its second organic dairy farm, which has over 500 certified organic cows, from which Horizon supplies farm milk for products sold in the Eastern United States. Horizon sources the remainder of its organic farm milk supply through supply arrangements with independent dairy cooperatives and farmers located throughout the United States. Horizon's network of third-party, certified organic processors manufacture and package the organic fluid milk and organic dairy products, including yogurt, sour cream, butter and cheese.

  Horizon recently completed the acquisition of the Juniper Valley Farms brand of organic fluid milk and organic dairy products from Worcester, an affiliate of Elmhurst Dairy (a large regional conventional dairy). Juniper Valley Farms is the leading brand of organic fluid milk in the metro New York market, the largest mass market for organic fluid milk sales in the United States. In connection with this acquisition, Horizon also acquired Worcester's supply agreements with its network of organic dairy farmers in New York and entered into a long-term processing agreement with Worcester. The Company believes that this acquisition will enable the Company to increase its market penetration in the Northeastern United States through access to a complementary production, processing and distribution system and to lower the processing cost of its organic dairy products by directing an increased volume of organic farm milk to Worcester and its affiliated processors. The Company intends to transition Juniper Valley Farms branded products to the Horizon brand over the next 12 months.

  In June 1998, Horizon entered into agreements with Suiza, a leading manufacturer and distributor of fresh milk and related dairy products, shelf-stable and refrigerated food and beverage products, frozen food products, coffee and plastic containers. The Company believes that its relationship with Suiza will provide it with opportunities to enhance the Company's market penetration in a number of key markets nationally. The Company's arrangement with Suiza will consist of an investment by Suiza in the Company pursuant to the Stock Purchase Agreement and processing and distribution agreements with certain of Suiza's subsidiaries. See "Prospectus Summary--Recent Events", "Risk Factors--Risks Related to the Company's Relationship with Suiza Foods Corporation" and "Description of Capital Stock--Concurrent Placement".

THE ORGANIC DAIRY OPPORTUNITY

  The dairy category represents approximately 10% of the overall $447 billion United States retail food market, of which 0.3% of the dairy category are organic products, and includes fluid milk and other dairy products such as butter, cheese and yogurt. The $9 billion retail market for fluid milk, much of which is consumed by children, is characterized mainly by regional brands and supermarket private-label brands. The organic dairy category represents approximately 0.4% of the $9 billion retail market for fluid milk, and is growing as a segment of the overall dairy market. According to SPINS/A.C. Nielsen, as of the four weeks ended February 21, 1998, sales of organic fluid milk in conventional supermarkets increased 73% in 1998 from 1997. The Company believes that this growth is driven by increasing consumer concerns regarding the permitted use of antibiotics and synthetic growth hormones, such as rBGH, in conventional cows and the permitted use of synthetic fertilizers, pesticides, herbicides and genetic engineering in conventional livestock feed. In December 1997, the federal government published proposed national regulations to standardize organic certification requirements as part of the Organic Foods Production Act, which was enacted as part of the 1990 United States Farm Bill. The final regulations are expected to be implemented in 1999. Horizon believes that the proposed regulations under the Organic Foods Production Act, if adopted in the form initially proposed, would permit competitors to sell fluid milk and other dairy products labeled as "organic" which would not satisfy Horizon's internal organic standards. See "Risk Factors--Risks Related to the Implementation of the Proposed Federal Organic Certification Regulations" and "--Horizon Organic Dairy Standards" for further discussion of the possible negative effects of the proposed regulations on organic products.

  Horizon believes that the trends driving the growth of the organic dairy category are consistent with the trends driving growth of all organic foods. The Natural Foods Merchandiser reported that sales of organic foods in the United States grew to approximately $3.5 billion in 1996 from $2.9 billion in 1995, reflecting a continuation of the double-digit compound annual growth rates which the organic foods industry has experienced since the mid 1980's. Horizon believes that a number of long-term trends are significantly contributing to this growth. According to the New Hope/Hartman Study, increasing consumer awareness and concerns about food freshness, purity and safety, and health and nutrition issues among mainstream consumers is driving the continued growth in demand for organic products in mainstream grocery distribution channels. In addition, these trends have also supported a shift in the distribution of natural foods products reflected by the growth in the number of large natural foods supermarkets such as Whole Foods Markets and Wild Oats Markets. Horizon believes that these trends will continue to grow as the large "baby boom" generation continues to mature and raise families. According to the Nutrition Business Journal, an industry publication, sales of organic foods may represent less than one percent of total food sales, providing significant growth potential.

  The Company believes that, to date, the relative penetration of organic dairy products in the total dairy industry has been less than the penetration of other organic food products in their respective categories. The Company believes that this is due, in part, to the difficulty of managing the supply, production and distribution chain for perishable, refrigerated products. The recent development of organic dairies, like the Company, is in response to growing consumer demand for organic dairy products.

STRATEGY

  Horizon's goal is to strengthen its position as the leading brand of organic dairy products and to continue to drive the growth of the organic dairy market. The key elements of Horizon's growth strategy include the following:

  Build Brand Awareness. The Company believes that building the Horizon brand and consumer loyalty will enable it to grow the organic dairy market and capture the majority of that growth. The Company believes that its distinctive product packaging, which stands out in crowded refrigerated dairy cases, is a key element to its branding strategy. Horizon intends to build additional brand awareness by continuing to educate consumers about the value of organic products, conducting consumer and trade promotions and by increasing its marketing spending as a percentage of sales. Horizon plans to focus its marketing efforts initially in highly-developed mass markets which have demonstrated market acceptance of organic products, such as Los Angeles, San Francisco, Denver and New York City.

  Expand Organic Fluid Milk Distribution in Mass Market. The Company has focused its resources on penetrating conventional supermarkets with organic fluid milk, which is a staple item for consumers with a high turnover rate for food retailers. The Company believes that introducing organic fluid milk as its initial product enables it to capture shelf space and gain credibility with retailers while creating consumer awareness of the Horizon brand. As demand for Horizon's organic fluid milk products develops in each conventional supermarket, Horizon is then able to introduce other organic dairy products, such as yogurt, cheese and butter.

  Extend Brand Identity. The Company believes that it can continue to grow the market for organic products through the introduction of additional organic dairy and non-dairy products. The Company believes that its distinctive, brightly-colored flying cow and earth logo appeals to a broad audience of consumers, particularly mothers and children, and is extendible to additional organic product categories. The Company intends to continue to build its family of products both through the internal development of organic dairy products which further leverage the Company's vertically-integrated production, processing and distribution system as well as through acquisitions, licensing and co-branding arrangements for other complementary organic products. For example, Horizon recently acquired the Juniper Valley Farms brand which includes new product categories such as organic orange juice. The Company currently licenses its brand to Glenwood Foods, L.L.C. for use in connection with the sale of organic eggs. In addition, the Company will consider other licensing and co-branding arrangements where the Company's organic dairy products can be used as ingredients in other organic products, such as cheese on pizza.

  Optimize Supply Chain Logistics. The Company intends to continue to focus on improving the logistics of producing and processing organic fluid milk and other organic dairy products, including reducing the transportation costs and delivery time for organic farm milk and finished goods. Horizon began operations with a single source of organic farm milk located in Wisconsin and a fluid milk processor located in Iowa which provided the Company's organic fluid milk to customers nationwide. Horizon has improved the efficiency of its supply chain by adding geographically-dispersed organic farm milk producers and processors. Horizon currently sources organic farm milk from producers in six regions across the United States and uses five fluid milk processors.

  Increase Organic Farm Milk Supply. Horizon believes that a strategically-located, proprietary organic farm milk supply is a significant competitive advantage in the organic dairy market. Horizon has established a proprietary supply through its ownership of two organic dairy farms combined with a long-term organic farm milk supply arrangement. In addition, with the recent acquisition of the Juniper Valley Farms brand, the Company has acquired a significant network of farm milk producers located in New York. The Company intends to continue to expand its organic farm milk supply, both through supply arrangements with dairy cooperatives and independent farmers as well as through the possible establishment of additional Company-owned organic dairy farms.

  Optimize Use of Organic Farm Milk Components. Horizon believes that its ability to sell all of the components of its organic farm milk at a premium price is a key to increasing profitability and maximizing the value of the Horizon brand. To achieve that objective, the Company has developed a full line of organic dairy products which use all components of the organic farm milk and a farm milk separator to capture excess butterfat, or "cream", which is then used to make value added organic dairy products such as organic butter and cream cheese. The separator also enables the Company to inventory for later sale the organic premium of the components of the organic farm milk in products such as cheese and non-fat dry milk powder.

  Enter New Distribution Channels. Horizon believes that there is an opportunity for growing the organic dairy market in additional distribution channels such as food service, food ingredients and international markets. In that regard, Horizon has entered into a technical services agreement to assist Takanashi Milk Products, Ltd., a Japanese dairy, in establishing an organic dairy in Japan to produce and market organic dairy products under the Horizon brand.

COMPANY VALUES/PHILOSOPHY

  Horizon was founded by Mark Retzloff and Paul Repetto out of their desire to build an organic food business which could serve as a model for the production of healthy foods using sustainable farm practices, and to apply their skills and experience in the natural foods industry in a socially responsible manner. Mark and Paul combined their efforts with the Company's current Chairman, Marc Peperzak, owner of several of the largest dairy farms in the United States, whose experience in the conventional dairy business, interest in organic dairy farm practices and access to resources helped build the Company's Idaho Dairy. Mark, Paul and Marc have developed a senior management team led by Barney Feinblum, a natural foods industry veteran. Each member of the senior management team has at least 20 years experience in the food industry, shares the founders' vision and is committed to growing the Company.

  Horizon's commitment to conducting business in a socially responsible manner includes producing the highest quality organic dairy products while supporting sustainable agriculture principles and employing ethical business practices in its dealing with all of its stakeholders. Horizon's Belief Statement is as follows:

    [Graphic including the caption Horizon(R) Beliefs with the following text and the Horizon logo: We believe that organic agricultural practices are a proven and sustainable method to produce food without environmental pollution and resource degradation.

     We believe that producing food using organic agricultural practices results in products which are not only flavorful, but are safe, healthy and wholesome as well.

     We believe that food can and should be produced in harmony with nature, and that animals used for food production should be raised and nurtured with respect for their natural patterns.

     We believe that for Horizon to prosper, we must conduct our business with integrity and in a consistently ethical manner concerning relationships with our employees, our suppliers, our consumers and the society at large.

     We believe that Horizon's success depends on our ability to serve those who buy our products. We seek to provide a climate of confidence, credibility and satisfaction with our consumers and our customers by producing quality organic dairy foods and services that cultivate repeat business.

     We believe that a proper measure of Horizon's success is profitability, because profits assure our ability to provide employment opportunities, attract the capital required to grow, and serve as a validation of our beliefs and practices.]

  Horizon believes that organic products offer the following benefits:

  Food Safety. The proliferation of organic foods and the growth of the natural foods industry has been driven primarily by consumer concern with food safety. Horizon's organic standards, which meet or exceed all currently existing or proposed governmental certification standards, as well as all significant private organic certification standards, prohibit the use of antibiotics, growth hormones, synthetic pesticides and other farm chemicals and genetic engineering.

  Environmental Responsibility. According to industry reports, agriculture is a significant contributor to the contamination of community water supplies as a result of synthetic fertilizer and pesticide runoff.

Moreover, there is increasing concern about the health of farm workers exposed to agricultural chemicals. The Horizon organic dairy farm model forbids the use of synthetic fertilizers, pesticides and herbicides and includes comprehensive waste recycling and composting.

  Animal Welfare. Organic farm practices emphasize access to fresh air and exercise and prohibit injecting cows with growth hormones. Horizon strives to maintain a healthy herd using these standard organic farm practices as well as through milk parlor and farm cleanliness, close animal observation, preventative care and the use of natural and homeopathic medications. Horizon believes that a clean-living cow makes a good glass of milk.

  Preserving Family Farms and Rural Communities. According to industry reports, a significant percentage of small, family-owned farms cease operations every year due to intense competition. The impact of this loss in the rural communities in which these family farms predominate can be profound. Horizon believes that the demand for organic products, organic feed and organic farm milk in particular, has created a new market which is well-served by small, family-owned farms. Horizon supplements its internal supply of organic farm milk with purchases from dairy cooperatives and independent dairy farms which consist of an aggregate of over 125 family-owned dairy farms. In addition, over 500 other family-owned farms supply Horizon with organic livestock feed and other organic ingredients for Horizon's organic products.

HORIZON ORGANIC DAIRY STANDARDS

  Currently, there is a wide range of organic standards which are applied by a variety of state agencies and private certification organizations. Organic certification typically includes inspections of farm fields and operations, processing and distribution facilities; detailed record-keeping and periodic testing of soil and water; and review of the organic producer's comprehensive "organic plan" which details farm practices, documents product inputs and discusses all procedures. These procedures are designed to ensure that all producers, processors and transporters are meeting the applicable organic food standards. However, since some of these functions are outsourced, there is a risk that a third party could cause the Company to lose its organic certification with regard to some of the Company's product lots. See "Risk Factors--Risk of Loss of Organic Certification".

  The Company believes that its organic standards meet or exceed all currently existing and proposed governmental certification standards, as well as all significant private organic certification standards. The farm milk which Horizon sources from certified organic dairy farms is produced by cows which have not been treated with antibiotics or synthetic growth hormones, such as rBGH, and which are fed 100% organic feed. The farm milk which Horizon sources from newly-converted, certified organic dairy farms is produced by cows which have not been treated with antibiotics or synthetic growth hormones, and which are fed at least 65% organic feed for the first nine of the 12 months preceding their first milking and 100% organic feed for the 90 days preceding their first milking and thereafter. To be certified as organic, feed must be grown on land that has been free of synthetic fertilizers, pesticides and herbicides for at least three years. Furthermore, Horizon's organic farm milk must be isolated from contact with conventional milk residue throughout the production and distribution process, from milking, through transporting, processing and packaging. All of Horizon's third party producers, processors and milk transporters currently are meeting the applicable organic food standards.

  In December 1997, the federal government published proposed national regulations to standardize organic certification requirements as part of the Organic Foods Production Act which was enacted as part of the 1990 United States Farm Bill. This law will provide for a minimum federal standard that all organic producers will have to follow in order to be "certified" organic, and will include a seal to provide consumers with assurance that products sold as "organic" meet these minimum standards. The USDA comment period is scheduled to end May 1, 1998 and Horizon, along with other organic dairy producers, has been lobbying to bring the proposed standards in line with more rigorous existing standards. The Organic Trade Association anticipates that the final regulations will be implemented in 1999.

  Horizon believes that the proposed regulations under the Organic Foods Production Act, if adopted in the form initially proposed, would permit competitors to sell fluid milk and other dairy products labeled as "organic" which would not satisfy Horizon's internal organic standards. Horizon incurs significant costs to produce organic products which adhere to its rigorous standards, and competitors whose "organic" practices are not as rigorous may be able to compete with Horizon on the basis of price by producing lower cost "organic" milk and selling it at prices which undercut Horizon's prices. Horizon does not intend to lower its organic standards and intends to continue to compete on the basis of the quality and consistency of its products. There can be no assurance that Horizon will be able to compete successfully against lower cost competitors in any of its markets. In order to adhere to its philosophy and maintain its rigorous standards, the Company may make operational decisions that are inconsistent with maximizing short term profits. However, the Company believes that such operational decisions will result in long-term benefits to the Company and its stockholders by maintaining the quality and reputation of the Company's products. See "Risk Factors--Risks Related to the Implementation of the Proposed Federal Organic Certification Regulations".

  Horizon's fluid milk and dairy products are primarily certified organic by Quality Assurance International, Inc., an accredited international private certification firm which performs inspection and organic certification for a variety of companies including Smuckers Beverage (a division of The J.M. Smucker Company) and Ventura Coastal Corp.

PRODUCTS

  Horizon currently markets 43 SKUs of premium-priced organic products under the Horizon brand, including eight SKUs of fluid milk and 31 SKUs of other dairy products such as cheese, yogurt, butter, sour cream, cottage cheese and four SKUs of eggs. Horizon recently acquired the Juniper Valley Farms brand of organic products, including 22 SKUs of organic fluid milk and two SKUs of organic orange juice. The Company intends to transition the Juniper Valley Farms branded products to the Horizon brand over the next 12 months.

  The following table sets forth the Horizon organic product line:


                    THE HORIZON FAMILY OF ORGANIC PRODUCTS


      FLUID MILK                    CHEESE                          YOGURT
Whole Milk, half gallon      Mozzarella Cheese (8 oz.)      Plain Fat Free Yogurt (48
 (64 oz.)                    Shredded Mozzarella Cheese      oz., 24 oz. and 6 oz.)
2% Reduced Fat Milk,          (6 oz.)                       Vanilla Fat Free Yogurt (24
 half gallon (64 oz.)        Mozzarella Stick Cheese         oz. and 6 oz.)
 and quart (32 oz.)           (6 oz.)                       Peach Fat Free Yogurt
1% Low Fat Milk, half        Monterey Jack Cheese            (6 oz.)
 gallon (64 oz.)              (8 oz.)                       Strawberry Banana Fat Free
Fat Free Milk, half          Shredded Monterey Jack          Yogurt (6 oz.)
 gallon (64 oz.) and          Cheese (6 oz.)                Strawberry Fat Free Yogurt
 quart (32 oz.)              Sharp Cheddar Cheese            (6 oz.)
1% Low Fat Chocolate          (8 oz.)                       Apricot Mango Fat Free Yogurt
 Milk, quart (32 oz.)        Shredded Sharp Cheddar          (6 oz.)
Half & Half, pint             (6 oz.)                       Raspberry Fat Free Yogurt
 (16 oz.)                    Reduced Fat Cheddar             (6 oz.)
                              (8 oz.)                       Cappuccino Fat Free Yogurt
                             Shredded Reduced Fat            (6 oz.)
                              Cheddar (6 oz.)               Cherry Fat Free Yogurt
                             Grated Parmesan Cheese          (6 oz.)
                              (3.5 oz.)                     Blueberry Fat Free Yogurt
                                                             (6 oz.)

         OTHER DAIRY PRODUCTS                          NON-DAIRY PRODUCTS
    Butter, salted and unsalted (1 lb.)            Extra Large White Eggs, dozen*
    Small Curd Cottage Cheese (16 oz.)             Large White Eggs, dozen*
    Low Fat, Small Curd Cottage Cheese             Jumbo White Eggs, dozen*
     (16 oz.)                                      Medium White Eggs, dozen*
    Cream Cheese (8 oz.)
    Neufchatel Cheese (8 oz.)
    Low Fat Sour Cream (12 oz.)
    Sour Cream (12 oz.)

    -------------------
    * Designates products sold by Glenwood Foods, L.L.C. under license from Horizon.


     ORGANIC PRODUCTS CURRENTLY SOLD UNDER THE JUNIPER VALLEY FARMS BRAND

           FLUID MILK                         NON-HOMOGENIZED FLUID MILK

Whole Milk, half gallon (64 oz.) and        Whole Milk, half gallon (64 oz.)
 quart (32 oz.)                              and quart (32 oz.)
2% Reduced Fat Milk, half gallon (64        1% Low fat Milk, half gallon (64
 oz.) and quart (32 oz.)                     oz.) and quart (32 oz.)
1% Low Fat Milk, half gallon (64 oz.)       Fat Free Milk, half gallon (64
 and quart (32 oz.)                          oz.) and quart (32 oz.)
Fat Free Milk, half gallon (64 oz.)
 and quart (32 oz.)
Half & Half, pint (16 oz.)
Heavy Cream, pint (16 oz.)

           ASEPTIC MILK                           NON-DAIRY PRODUCTS

Whole Milk, quart (32 oz.)                  Orange Juice, half gallon (64 oz.)
2% Reduced Fat Milk, quart (32 oz.)          and quart (32 oz.)
Fat Free Milk, quart (32 oz.)
2% Chocolate Milk, quart (32 oz. and
 cup (8 oz.)
Lactose Free Fat Free Milk, quart
 (32 oz.)


MARKETING

  Horizon's marketing strategy is designed to continue to build awareness of the Horizon brand and generate consumer loyalty. The Company believes that its distinctive product packaging, which stands out in crowded refrigerated cases, is a key element to its branding strategy. All of the Company's organic fluid milk products carry the Company's distinctive, brightly-colored flying cow and earth logo as well as the bright red, yellow and blue colors which are part of the Company's trade dress theme. In addition, the Company uses its packaging to carry educational information about the value of organic products. For example, the Company's half gallon fluid milk product packaging recently carried information about the Organic Foods Production Act, including the Company's position on the Act and the USDA's address to which consumers could send comments.

  Horizon also engages in other traditional consumer and trade marketing activities, including public relations activities, consumer coupons, product sampling and trade promotions. Horizon plans to increase its marketing spending as a percentage of sales as part of its strategy to increase consumer awareness of the Horizon brand and the value of organic products through additional consumer-oriented marketing activities, such as consumer promotions and advertising. Horizon plans to focus these efforts initially in highly-developed mass markets which have demonstrated market acceptance of organic products, such as Los Angeles, San Francisco, Denver and New York City.

  Horizon's marketing strategy also includes leveraging the Company's increasingly well-known brand by extending it to new product categories. For example, the Company currently licenses its brand to Glenwood Foods, L.L.C. for use in connection with the sale of organic eggs. In addition, the Company will consider other licensing and co-branding arrangements where the Company's organic dairy products can be used as ingredients in other organic products, such as cheese on pizza.

SALES AND DISTRIBUTION

  Horizon's sales and distribution strategy is focused on building the Horizon brand nationwide in conventional supermarkets while maintaining its leading position in natural foods stores. Horizon currently offers 43 SKUs of premium-priced organic products under the Horizon brand. Horizon estimates that it is currently selling its organic products in over 5,000 retail locations, including conventional and natural foods supermarkets, specialty retailers and natural foods stores. Horizon distributes its products to retailers across the United States through natural foods distributors, dairy distributors and directly to supermarket chains. Horizon's sales team includes regional sales managers who are responsible for all selling activities and customer relationships as well as managing a network of food brokers to facilitate selling and distribution to, and in-store merchandising for, retailers. The field sales personnel work closely with Horizon's internal customer service team to meet the daily order and logistic needs of the Company's customers. In addition, Horizon runs national marketing programs with the two largest natural foods retailers, Whole Foods Markets and Wild Oats Markets.

  Although Horizon's primary markets were initially natural foods supermarkets and other natural foods stores, a significant part of Horizon's sales growth has occurred through the Company's increasing penetration of conventional supermarkets. According to SPINS/A.C. Nielsen, for the four weeks ending February 28, 1998, Horizon was the leading brand of organic fluid milk sold in conventional supermarkets, with a market share of 64% and a combined market share of 73%, including the Juniper Valley Farms brand which the Company recently acquired. Additionally, for the same period, Horizon achieved 20% ACV distribution of its organic fluid milk, up eight percentage points from the prior year.

  The Company believes it must continue to optimize efficiencies in its distribution channels and manage supply chain logistics nationwide in order to maximize profitability. The Company provides next-day delivery to most of its retail customers because its organic fluid milk processors are located within one day's drive of the Company's major mass markets, permitting delivery of finished goods with maximum shelf life. Finished products with longer shelf lives, such as cheese and yogurt, are currently stored at public warehouses located in San Francisco and Chicago and at a customer's warehouse located outside of New York City, and are shipped nationally through third-party trucking companies as orders are received from customers.

  In order to support its national distribution objectives, Horizon has established a national delivered pricing policy with three pricing zones across the United States. The pricing zones are determined by delivery distance from the Company's regional fluid milk processor or warehouse. In addition, the Company offers allowances to customers who pick up products.

  Horizon's distributors generally deliver the Company's products directly to the retail stores. Horizon's retail supermarket chain customers typically take delivery of Horizon's products at the customer's distribution warehouse. In fiscal 1997, the Company's largest account was United Natural Foods, a national distributor which is comprised of four regional distributors who have independent purchasing arrangements with the Company. For such period, these four regional distributors accounted for approximately 25% of the Company's sales.

  In June 1998, Horizon entered into agreements with Suiza, a leading manufacturer and distributor of fresh milk and related dairy products, shelf-stable and refrigerated food and beverage products, frozen food products, coffee and plastic containers. The Company believes that its relationship with Suiza will provide it with opportunities to enhance the Company's market penetration in a number of key markets nationally. The Company's arrangement with Suiza includes processing and distribution agreements with certain of Suiza's subsidiaries. Horizon's relationship with Suiza will initially include five-year processing and distribution agreements with two of Suiza's subsidiaries: Model Dairy, a fluid milk processor located in Reno, Nevada, which currently processes organic fluid milk for Horizon; and Garelick Farms, a fluid milk processor and distributor with several locations in the Northeastern United States. The processing and distribution agreements will generally provide that both Model Dairy and Garelick Farms will distribute all SKUs of Horizon's organic fluid milk products which are available for sale in their respective territories. Horizon and Suiza intend to enter into other agreements pursuant to which Suiza and its affiliates will process and/or distribute Horizon organic fluid milk and other Horizon organic dairy products. In particular, Horizon and Suiza intend to enter into an agreement for a Suiza subsidiary to process and distribute certain organic dairy products for Horizon on a national basis. See "Prospectus Summary--Recent Events" and "Risks Factors--Risks Related to the Company's Relationship with Suiza Foods Corporation".

PRODUCTION AND PROCESSING

  Horizon believes that one of its most significant competitive advantages is its strategically-located, proprietary organic farm milk supply and its ability to maximize the use of all components of the organic farm milk. Horizon established an extensive, vertically-integrated production, processing and distribution system, which includes two Company-owned organic dairy farms, relationships with strategically-located organic farm milk producers, a Company-owned farm milk separator and a network of geographically-dispersed dairy processors.

  Since 1995, Horizon has focused its resources on improving this vertically-integrated system to continuously reduce the cost of producing, processing and transporting organic fluid milk to retail stores and to improve product shelf life. Horizon began operations with a single source of organic farm milk located in Wisconsin and a fluid milk processor located in Iowa which delivered the Company's organic fluid milk to customers nationwide. Horizon has improved the efficiency of its supply chain by adding geographically-dispersed organic farm milk producers and processors. Horizon currently sources organic farm milk from producers in six regions across the United States and uses five fluid milk processors.

  Organic Milk Supply. The majority of Horizon's organic farm milk is produced at the Company's Idaho Dairy, where the Company also grows a significant amount of organic feed and performs first stage farm milk processing. The Idaho Dairy is the largest organic dairy in the country, with over 4,000 certified organic cows. The Idaho Dairy encompasses over 3,800 acres, including almost 2,000 acres of certified organic crop land. In fiscal 1997, the Idaho Dairy provided over 75% of Horizon's requirements for organic farm milk. The Company uses a farm milk separator at its Idaho Dairy to capture excess butterfat, or "cream", which is then used to make value added organic dairy products such as butter and cream cheese. The separator also enables the Company to inventory for later sale the organic premium of the organic farm milk in products such as cheese and non-fat dry milk powder.

  Horizon recently completed construction of the Maryland Dairy, a strategically-located milk supply, from which Horizon supplies farm milk for products sold in the Eastern United States. The Maryland Dairy encompasses over 450 acres, which the Company anticipates will be able to produce certified organic feed on the farm land in the third quarter of 2000. The Maryland Dairy began milking its first certified organic cows in March 1998. The Company currently has a permit to maintain 556 certified organic cows at the Maryland Dairy, while the milk parlor is designed to milk 1,000 cows per day. The Company's ability to operate the Maryland Dairy profitably depends, in part, on its ability to secure operating permits for additional cows. The

Company plans to apply for additional permits over the next 24 months. The permitting process will require that the Company make additional capital expenditures at the Maryland Dairy to accommodate the addition of such cows. There can be no assurance that the Company will be able to obtain the requisite permits to increase the number of cows at the Maryland Dairy. See "Risk Factors--Risks Related to Establishing New Organic Dairy Farms".

  The Company sources the remainder of its farm milk supply from small independent farmers and dairy cooperatives, including CROPP, a dairy cooperative consisting of over 100 independent dairy farmers located principally in Wisconsin. CROPP sells organic fluid milk and other dairy products in competition with the Company under the Organic Valley brand. In connection with the Juniper Valley Farms brand acquisition, Horizon acquired supply agreements with a network of certified organic dairy farmers in New York. Horizon intends to supply products to markets in the Northeastern United States sourced from these organic dairy farmers.

  As with most agricultural products, the supply of organic farm milk used by the Company can be affected by a number of factors beyond the Company's control. The Company is particularly susceptible to these factors because there are relatively few qualified suppliers and because more than half of the Company's current milk supply originates from the Company's dairy farms. See "Risk Factors--Risks Related To Organic Farm Milk Cost and Supply".

  Processing. Organic fluid milk is produced to order and must be shipped immediately so that it arrives at retail stores with the maximum shelf life. Deliveries of organic farm milk to dairy processors must be timed to arrive when the dairy processors have cleaned their equipment of all conventional milk residue. To address processing logistics, Horizon has a strategically-located, nationwide network of processors who manufacture and package the organic fluid milk and other organic dairy products for distribution to Horizon's customers.

  Horizon has a national network of 17 dairy processors across the United States. The dairy processors include five fluid milk processing locations and twelve dairy product processors which process the Company's organic farm milk into chocolate milk, aseptic milk, yogurt, butter, cheese and sour cream. The Company also uses three refrigerated warehouses (two public warehouses and one customer warehouse) where it inventories organic dairy products. As part of the acquisition of the Juniper Valley Farms brand, Horizon entered into a long-term processing agreement with Worcester as a result of which Horizon believes that it will be able to lower the cost of its organic dairy products by directing an increased volume of organic farm milk to Worcester and its affiliated processors.

  In June 1998, Horizon entered into agreements with Suiza, a leading manufacturer and distributor of fresh milk and related dairy products, shelf-stable and refrigerated food and beverage products, frozen food products, coffee and plastic containers. The Company believes that its relationship with Suiza will provide it with opportunities to enhance the Company's market penetration in a number of key markets nationally. The Company's arrangement with Suiza will include processing and distribution agreements with certain of Suiza's subsidiaries. Horizon's relationship with Suiza will initially include five-year processing and distribution agreements with two of Suiza's subsidiaries: Model Dairy, a fluid milk processor located in Reno, Nevada, which currently processes organic fluid milk for Horizon; and Garelick Farms, a fluid milk processor and distributor with several locations in the Northeastern United States. The processing and distribution agreements will generally provide that Model Dairy will process organic fluid milk for Horizon's distribution or sale in the Western United States and that Garelick Farms will have an option to become Horizon's processor of organic fluid milk in certain states in New England. Horizon and Suiza intend to enter into other agreements pursuant to which Suiza and its affiliates will process and/or distribute Horizon organic fluid milk and other Horizon organic dairy products. In particular, Horizon and Suiza intend to enter into an agreement for a Suiza subsidiary to process and distribute certain organic dairy products for Horizon on a national basis. See "Prospectus Summary--Recent Events" and "Risk Factors--Risks Related to the Company's Relationship with Suiza Foods Corporation".

  Transportation. Transportation costs represent a significant portion of Horizon's costs of sales. Horizon outsources all of the inbound and outbound transportation of organic farm milk from the producers to the processing plants as well as the transportation of finished goods from the processing plants to the point of distribution. Horizon continuously strives to reduce transportation costs by strategically locating producers and processors as close as possible to customers.

ACQUISITIONS

  Horizon recently completed the acquisition of the Juniper Valley Farms brand from Worcester. Juniper Valley Farms is the leading brand of organic fluid milk in the metro New York market, the largest mass market for organic fluid milk sales in the United States. In connection with the acquisition of the Juniper Valley Farms brand, Horizon also acquired supply agreements with a significant network of organic dairy farmers in New York and entered into a long-term processing agreement with Worcester. The Company believes that the acquisition will enable the Company to increase its market penetration in the Northeastern United States through access to a complementary production and distribution system. The Company intends to transition the Juniper Valley Farms branded products to the Horizon brand over the next 12 months. See "Risk Factors--Potential Difficulties of Integrating Juniper Valley Farms Operations".

  The Company may supplement its internal growth through additional strategic acquisitions of organic dairy businesses. The Company is not currently pursuing any specific acquisitions. See "Risk Factors--Risks Related to Internal Growth Strategy and Possible Acquisitions".

COMPETITION

  The dairy business is highly competitive. It consists of a range of competitors, including large, conventional dairies, large food companies with well-established dairy product brands and retailers with private-labeled fluid milk and other products which together occupy a significant portion of the available shelf space in Horizon's target retail markets. Most of these competitors have greater financial, operational and marketing resources than Horizon. Horizon believes that the proposed regulations under the Organic Foods Production Act, if adopted in the form initially proposed would permit competitors to sell fluid milk and other dairy products labeled as "organic", which would not satisfy Horizon's own organic standards. Competitors that produce "organic" products to less rigorous standards may have lower production costs than Horizon and thus be able to undercut Horizon's prices.

  The Company's principal competitors in the market for organic fluid milk vary by region and include Organic Valley/CROPP Cooperatives (which is marketed by CROPP, a dairy cooperative located in Wisconsin which supplies the Company with organic fluid milk), Organic Cow of Vermont, Inc. (a regional organic dairy located in New England), Alta Dena Certified Dairy (a regional organic dairy located in Southern California) and Straus Family Creamery (a regional organic dairy located in Northern California). Many of these competitors also sell other organic dairy products in competition with Horizon on a national basis.

  The Company's principal competitors in the market for organic dairy products also vary by region, and include the competitors who sell organic fluid milk as well as Stonyfield Farm (a national organic and conventional dairy located in New Hampshire), Springfield Creamery (a regional organic and conventional dairy located in Oregon) and Brown Cow West, Inc. (a regional organic and conventional dairy located in Northern California). In addition, Horizon expects increased competition from both new and existing competitors in its markets and there can be no assurance that the Company will be able to compete effectively in the future. See "Risk Factors--Risks Related to the Implementation of the Proposed Federal Organic Certification Regulations" and "--Competition".

INTELLECTUAL PROPERTY RIGHTS

  The Company's logo and product packaging are integral to the success of the Company, and the Company intends to take action to protect against imitation of its logo and packages and to protect its trademarks and copyrights as necessary. The Company currently has five registered trademarks and three trademark applications pending. The Company's trademark registrations can be renewed perpetually provided that the Company files an affidavit with the United States Patent and Trademark Office between the fifth and sixth year anniversary of the trademark registration date which states that the Company has been using the registered trademark on a continual basis in interstate commerce; and further provided that the Company files a renewal notice at the end of each ten year anniversary of the trademark registration date. The Company's five trademark registrations were obtained between 1994 and 1996 and will be able to be renewed beginning 2004. There can be no assurance that other third parties will not infringe or misappropriate the Company's trademarks, trade dress and other proprietary rights.

  In addition, Horizon has developed substantial trade secrets and know-how regarding the operation of organic dairy farms and caring for livestock without the use of antibiotics or other drugs. In addition, Horizon has proprietary product formulations and processes and has built up proprietary sources of organic ingredients. However, there can be no assurance that some or all of the trade secrets and other know-how that Horizon considers proprietary could be developed, could otherwise become known by others or could be deemed to be in the public domain. See "Risk Factors--Risks Associated with Reliance on Intellectual Property Rights".

GOVERNMENT REGULATION

  Organic Certification. The federal government has proposed national regulations to standardize organic certification requirements as part of the Organic Foods Production Act which was enacted as part of the 1990 United States Farm Bill. The final regulations are expected to be implemented in 1999. Horizon believes that its own long-standing rigorous standards exceed both the existing organic certification requirements and the proposed regulations under the Organic Foods Production Act. See "--Horizon Organic Dairy Standards".

  United States Dairy Support Program and Federal Milk Marketing Orders. The Company's primary raw ingredient for its organic dairy products is organic farm milk. The wholesale price of farm milk purchased from dairy producers by dairy processors for fluid milk bottling is determined based on a combination of factors including supply and demand and federal and state regulations. The federal government regulates minimum farm milk pricing through federal market orders and price support programs, and state governments can regulate farm milk pricing by establishing their own market order programs or by forming compacts that establish minimum prices for farm milk. Organic milk is presently considered to be the same as farm milk for federal and state minimum pricing purposes. The Company pays organic dairy producers, on a current basis, amounts significantly in excess of the minimum prices required by federal, state or regional authorities. As a result of these regulations, the Company also must pay "pooling charges" and "compact over-order charges" and administrative assessments for government mandated marketing programs. These pooling, compact and administrative assessment charges are assessed retroactively on a monthly basis, and the pooling and compact charges are not known or predictable in advance. Should the amount of such charges increase to levels higher than anticipated by the Company, or should the Company become obligated to pay charges under other state programs, as it does in New England, its business, financial condition and results of operations may be materially adversely affected. For fiscal 1997, the Company paid over $500,000 for pooling, compact and administrative assessment charges.

  On a monthly basis federal and state market orders determine the minimum price processors are required to pay for farm milk. Farm milk which is used to produce fluid milk is categorized as Class I, cultured products and ice cream as Class II, and butter, powdered milk and hard cheese as Class III and Class III-A. The market orders set the "basic formula price" per one hundred pounds of Class III milk, and establish incremental increases in the price for Class I and Class II milk. Class I differentials are based on the location of the plant while Class II differentials are the same in all market orders. Additionally, processors pay a "butterfat differential" based on whether the milk contains more or less than 3.5% butterfat.

  The price actually paid by processors is based on the market order price discussed above plus administrative and handling fees and premiums that may be shared by the cooperative or independent producer. Cooperatives also generally provide a receiving credit to processors which is based on processing plants receiving deliveries evenly seven days a week. Payments for the market order price and for the Class I and butterfat differentials are coordinated through the market order administrator, but payments for premiums and other fees charged by the producer are made directly to the cooperative or independent producer. As a result of this pricing mechanism, processors in the same market order areas pay essentially the same price for farm milk, and there is rarely any shortage in the amount of farm milk available for Class I or Class II products. Dairy producers receive a minimum blended price for their farm milk based upon the total "pool" of dollars paid by processors in a given geographical region and pursuant to these regulations. This process is known as "pooling" and the difference between the farmers' blended or uniform price and the amount actually paid by the processor for the milk is a "pooling charge".

  The Company contracts with milk processors to process fluid milk and is responsible through those processors for these minimum farm milk prices, pooling charges, compact charges and administrative assessments, the costs of which are passed through to the Company by the processors of the organic milk. As a practical matter, however, the Company pays the organic dairy producers amounts significantly in excess of the minimum prices required by federal, state or regional authorities. The "pooling" of minimum price milk proceeds by these regulatory authorities does affect the actual minimum payments received by organic dairy producers and can affect the Company's total costs which are tied through milk supply contracts to the underlying formula prices.

  In addition, states in New England have established, and certain other states are in the process of attempting to form, regional milk-price compacts designed to provide farmers within the compact states with a minimum price which will result in higher milk prices than the federally mandated minimum prices. For example, the Northeast Interstate Dairy Compact has resulted in farm milk prices higher than federal order minimum prices. These charges are assessed as "compact over-order charges." As with the federal milk market orders, these charges are not known or predictable in advance and may increase the Company's costs.

  Federal price support programs set the price the federal government will pay for certain products such as hard cheese and non-fat dry milk; this support price program can influence the Class III and Class III-A prices for milk which in turn can impact the fluid milk price which is derived from the Class III price. The federal government is phasing out price supports through 1999, at which time price supports will be replaced with a loan program under which loans for specified products will be available at the reduced 1999 support price.

  On November 6, 1997, a federal judge in Minnesota enjoined the USDA from collecting Class I differentials in most federal market orders that establish the federally mandated minimum price of farm milk, beginning with November farm milk sales. The USDA has obtained a stay of this ruling pending the outcome of the USDA's appeal to the U.S. Court of Appeals for the 8th Circuit. The outcome of this litigation is uncertain. Additionally, the USDA has proposed new rules for the federal milk marketing program which have been published for public comment. The comment period expires April 30, 1998. The USDA is also considering, as part of formal rulemaking, a proposal to establish a temporary price floor for farm milk. A price floor may result in higher prices for farm milk; however, the level of any such price floor and the impact on the farm milk price cannot be predicted at this time. The outcomes of the USDA's proposed rules and the price floor proposal are uncertain.

  Since Horizon, as a milk processor, pays significantly more than any regulated minimum prices, management does not believe that these matters should have a material adverse effect on the Company's business; however, neither the outcome of the court proceedings, the final form of any new federal regulations or existence or location of state compacts, the raw milk price level, pooling or compact charges, nor the effect of such matters on the Company can be predicted with any certainty. See "Risk Factors--Possibility of Adverse Effects Resulting From United States Dairy Support Program and Federal Milk Marketing Orders".

  CAFO Regulations. The United States Environmental Protection Agency (EPA) and various state environmental agencies regulate Concentrated Animal Feed Operations (CAFOs) to ensure compliance with animal waste management limitations. CAFOs with more than 1,000 Animal Units (AUs) or those with more than 300 AUs discharging directly into the waters of the United States are required to obtain a National Pollution Discharge Elimination System (NPDES) permit. CAFOs are required to limit discharge of animal waste through lined waste water retention structures (i.e., lagoons) and are subject to site investigation for analysis of compliance. Horizon management believes that those of its farms which qualify as CAFOs are presently in compliance with CAFO regulations. These regulations have not had a material impact on the Company's level of capital expenditures, earnings or competitive position, but, because of the evolving nature of such regulations, management is unable to predict the impact such regulations may have in the foreseeable future.

  Other Environmental Regulations. The Company is subject to certain federal, state and local environmental regulations. These laws include, but are not limited to, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended; the Resource Conservation and Recovery Act, as amended; the Federal Water Pollution Control Act; and their state and local counterparts and equivalents.

  The Company's facilities discharge biodegradable wastewater into municipal waste treatment facilities at levels that require the Company to pay monthly wastewater surcharges to municipal water treatment authorities. These authorities may, however, require the Company to limit the level of discharges and construct pre-treatment facilities or take other action to reduce effluent discharge in the future.

  The Company maintains above-ground or underground petroleum storage tanks at two of its facilities. These tanks are periodically inspected to determine compliance with applicable regulations. The Company may be required to make expenditures from time to time in order to remain in compliance with such regulations.

  Public Health Regulations. Horizon is extensively regulated under federal, state and local laws. Regulation at the federal, state and local levels is subject to change. As a manufacturer and distributor of food products, the Company is subject to the Federal Food, Drug and Cosmetic Act and regulations promulgated thereunder by the Food and Drug Administration (FDA). This comprehensive regulatory scheme governs manufacturing (including composition and ingredients), labeling, packaging and food safety. The FDA regulates manufacturing practices, including quality assurance programs, for foods through its current good manufacturing practices and regulations. In addition, the FDA specifies the standards of identity for certain foods, including many of the products sold by the Company, prescribes the format and content of certain nutrition information required to appear on food product labels and approves and regulates claims of health benefits of food products.

  In addition, the FDA enforces the Public Health Services Act and regulations issued thereunder, which authorize regulatory activity necessary to prevent the introduction, transmission or spread of communicable diseases. These regulations require, for example, pasteurization of milk and milk products. The Company and its products are also subject to state and local regulation through such measures as the licensing of dairy manufacturing facilities, enforcement by state and local health agencies of state standards for the Company's products, inspection of the Company's facilities and regulation of the Company's trade practices in connection with the sale of dairy products.

  Each of the Company's processors maintains quality control laboratories to test milk, other ingredients and finished products, including Horizon's products. Product quality and freshness are essential to the successful retail distribution of dairy and refrigerated dairy products. To monitor product quality at its facilities, the Company maintains quality control programs to test products during various processing and packaging stages. Each dairy manufacturing facility has its own staff of technicians who monitor products to maintain high quality formulations and to protect against contamination.

  Employee Safety Regulations. The Company is subject to certain health and safety regulations, including regulations issued pursuant to the Occupational Safety and Health Act of 1970, as amended (OSHA). These regulations require the Company to comply with certain manufacturing, health and safety standards.

  Compliance with existing or new regulations may require the Company to make significant capital expenditures and otherwise to incur higher costs, either of which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company may be subject to additional laws or regulations administered by the USDA or other federal, state, foreign or local regulatory authorities, the repeal of laws or regulations, or more stringent interpretations of current laws or regulations, from time to time in the future. The Company cannot predict the nature of such future laws, regulations, interpretations, or applications, nor can it predict what effect additional government regulations or administrative orders, when and if promulgated, would have on its business in the future. Such laws could, however, require the reconfiguration of production, processing and transportation methods of the Company's products, including but not limited to more onerous food safety, labeling, and packaging requirements; increased compliance regulations for waste management; increases in transportation costs; higher costs under the Federal Milk Marketing Order System or similar state programs; and greater uncertainty in production and sourcing estimates. Any or all such government actions could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Possibility of Adverse Effects Due to Public Health, Safety and Environmental Regulations".

EMPLOYEES

  As of March 31, 1998, the Company had 121 full-time employees and two part-time employees. Management believes that the Company's relations with its employees are good.

PROPERTIES/FACILITIES

  Horizon has two production facilities, the Idaho Dairy and the Maryland Dairy. The Idaho Dairy consists of over 3,800 acres, including 22,755 square feet of production and office space. Horizon owns this property, which serves as security for the Idaho Dairy loan with Farm Credit Services and the Term Loan with U.S. Bancorp. The Maryland Dairy consists of over 450 acres, including 109,059 square feet of production and office space (including barns). Horizon owns this property which serves as security for the Term Loan with U.S. Bancorp and two Term Loans with Peoples Bank of Kent County, Maryland. Horizon also leases a 13,050 square foot facility in Longmont, Colorado for its corporate headquarters. The Company believes that its facilities are suitable for the Company's purposes. See Note 9 to the Company's Consolidated Financial Statements.

LEGAL PROCEEDINGS

  From time to time, the Company may become involved in or subject to various litigation and legal proceedings incidental to the normal conduct of the Company's business. The Company is not involved in any material legal proceedings.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company and their ages as of April 30, 1998 are as follows:

 NAME                          AGE POSITION
 ----                          --- --------
 Marcus B. Peperzak(1)........  49 Chairman of the Board of Directors
                                   President, Chief Executive Officer and
 Barnet M. Feinblum(1)........  50 Director
                                   Vice President, Marketing, and Secretary and
 Paul B. Repetto..............  61 Director
 Mark A. Retzloff.............  49 Vice President, Sales and Director
 Don J. Gaidano...............  49 Vice President, Finance & Administration,
                                   Chief Financial Officer, Treasurer and
                                   Assistant Secretary
 Jay C. Wilson................  49 Vice President, Operations
 J. Thomas Clark(2)...........  49 Director
 Clark R. Mandigo II(3).......  55 Director
 Thomas D. McCloskey, Jr.(3)..  51 Director
 Richard L. Robinson(2)(3)....  68 Director

---------------------
(1) Member of the Executive Committee
(2) Member of the Audit Committee
(3) Member of the Compensation Committee

  Marcus B. Peperzak has served as a director of the Company since April 1994 and Chairman of the Board of Directors since November 1997. Since October 1973, Mr. Peperzak has held the position of Chief Executive Officer of Aurora and its affiliates, one of the nation's largest production dairy farms. Mr. Peperzak received a B.S. degree from the University of California at Berkeley and completed the Harvard Business School Agribusiness Executive Program.

  Barnet M. Feinblum has served as the President, Chief Executive Officer and a director of the Company since May 1995. From July 1993 through March 1995, Mr. Feinblum was the President of Natural Venture Partners, a private investment company. From June 1992 until August 1993, Mr Feinblum served as the Vice Chairman of Celestial Seasonings, Inc., a large herbal tea company ("Celestial"). From August 1976 until June 1992, Mr. Feinblum held various positions with Celestial, including President, Chief Executive Officer, Chief Operating Officer, Vice President--Finance and Chairman of the Board of Directors. Mr. Feinblum received a B.S. degree from Cornell University and a M.B.A. from the University of Colorado.

  Paul B. Repetto, a co-founder of the Company, has served as Secretary and a director of the Company since December 1991. Mr. Repetto served as the Company's Vice President, Operations from December 1991 until December 1997 and is currently serving as the Company's Vice President, Marketing. From 1988 to December 1991, Mr. Repetto served as President of Westbrae/Little Bear Natural Foods, the main unit of Vestro Foods, a public company marketing a wide variety of food products. Prior to 1988, Mr. Repetto was President of Natural Protein Products, a natural snack company he acquired. Prior to 1978, Mr. Repetto held senior positions with private advertising agencies. Mr. Repetto has served on the Steering Committee of the Organic Foods Alliance and on the Board of the Organic Foods Production Association of North America, the predecessor organizations to the Organic Trade Association. Mr. Repetto received a B.S. degree from the Massachusetts Institute of Technology.

  Mark A. Retzloff, a co-founder of the Company, has served as a director of the Company since December 1991. Mr. Retzloff has held several positions with the Company, including President and Treasurer from December 1991 to May 1995, Vice President, Sales and Marketing and Treasurer from May 1995 to May 1997, and Vice President, Sales since May 1997. Mr Retzloff co-founded Alfalfa's, Inc., a natural foods supermarket chain, and served as its President and Chairman of the Board of Directors from July 1978 to June 1990. Mr. Retzloff also co-founded a national chain of natural foods grocery stores under the trade name

"Rainbow Grocery" with which he was employed from 1974 through 1979. Mr Retzloff has served on the Board of Directors of the Organic Trade Association since September 1992 and as its President since September 1996. Mr. Retzloff received a B.S. degree from the University of Michigan.

  Don J. Gaidano has served as Vice President, Finance & Administration, Chief Financial Officer, Treasurer and Assistant Secretary of the Company since May 1997. From April 1994 until April 1997, Mr. Gaidano worked as a private financial consultant for food manufacturers and distributors. From 1974 until April 1994, Mr. Gaidano held various positions with Bromar, Inc., a food brokerage business, including Executive Vice President, Chief Financial Officer, Controller, Corporate Secretary, Treasurer and a director. Mr. Gaidano received a B.S. degree from the University of Santa Clara and is a Certified Public Accountant.

  Jay C. Wilson has served as Vice President, Operations of the Company since March 1998. From April 1996 until March 1998, Mr. Wilson served as Vice President of Business Development at Dole Foods Hawaii, a division of Dole Food Company, Inc. From January 1992 until April 1996, Mr. Wilson worked in two divisions of Borden, Inc., as the Region Operations Manager for Meadow Gold Dairies Western Region, and as President and General Manager of Meadow Gold Dairies Hawaii. Mr. Wilson received a B.S. degree and a M.B.A. from the University of Minnesota.

  J. Thomas Clark has served as a director of the Company since April 1994. Since November 1978, Mr. Clark has served as the President of Clark's Market, an independent grocery store, and in July 1995, he founded Clark's Natural Foods, a natural foods store. Mr. Clark received a B.S. degree from the University of Colorado.

  Clark Mandigo II has served as a director of the Company since July 1996. Since 1991, Mr. Mandigo has been self-employed as a business consultant and investor and has owned an interest in a Papa John's Pizza franchise since April 1995. He currently serves as a director of Lone Star Steakhouse & Saloon Inc., a retail restaurant chain and as a Trustee of Accolade Funds. Mr. Mandigo received a B.A. and a J.D. degree from the University of Kansas.

  Thomas D. McCloskey, Jr. has served as a director of the Company since April 1994 and served as Chairman of the Board of Directors from May 1994 until November 1997. Mr. McCloskey has served as Chairman of Cornerstone Holdings, LLC (and predecessor corporation), an investment firm since 1981. Mr. McCloskey received a B.A. degree from the University of Notre Dame and a M.B.A. from The Wharton School of the University of Pennsylvania.

  Richard L. Robinson has served as a director of the Company since July 1996. Mr. Robinson has been the Chairman and Chief Executive Officer of Robinson Dairy, Inc. since 1975. Mr. Robinson serves as a director of Asset Investors, Inc. and U.S. Exploration, Inc. Mr. Robinson received a B.S. degree from Colorado State University.

  Pursuant to the Stockholder Agreement between the Company and Suiza, Suiza will be entitled to designate one person for the slate of directors recommended to the Company's stockholders for election to the Company's Board of Directors (the "Board") until such time as Suiza owns less than five percent of the Company's Common Stock based on the issued and outstanding Common Stock, with certain exceptions. The Company's Board has adopted a resolution to increase the size of the Board from eight persons to nine persons effective upon the closing of the Concurrent Placement, which will occur immediately after the closing of this offering. Suiza is expected to designate a representative to serve as a Class I director no later than five days after the closing of the Concurrent Placement. See "Prospectus Summary-- Recent Events" and "Description of Capital Stock--Concurrent Placement".

BOARD OF DIRECTORS

  The Company currently has eight authorized directors. In April 1998, the Company's Board approved, subject to stockholder approval, the amendment and restatement of the Company's Certificate of Incorporation to provide for, among other things, a classified Board. In accordance with the terms of the Company's Certificate of Incorporation, the terms of office of the Board will be divided into three classes:

Class I, whose term will expire at the annual meeting of stockholders to be held in 1999 and which will initially include Messrs. Retzloff and Clark and the Suiza designee; Class II, whose term will expire at the annual meeting of stockholders to be held in 2000 and which will initially include Messrs. Repetto, Mandigo and Robinson; and Class III, whose term will expire at the annual meeting of stockholders to be held in 2001 and which will initially include Messrs. Feinblum, McCloskey and Peperzak. At each annual meeting of stockholders, beginning with the 1999 annual meeting, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election or until their successors have been duly elected and qualified.

COMMITTEES

  The Board currently has three standing committees, the Executive Committee, the Audit Committee and the Compensation Committee.

  The Executive Committee consists of Messrs. Peperzak and Feinblum. The Executive Committee is authorized to make option grants of up to 30,000 shares per year, hire and terminate officers (other than the Company's Chief Executive Officer or Chief Financial Officer) and approve certain banking matters, including authorizing the Company to incur indebtedness.

  The Audit Committee consists of Messrs. Clark and Robinson. The Audit Committee makes recommendations to the Board regarding the engagement of the Company's independent certified public accountants and reviews the internal accounting procedures of the Company and the scope and results of the Company's annual audit.

  The Compensation Committee consists of Messrs. Mandigo, McCloskey and Robinson. The Compensation Committee administers the Company's stock option plan, including making recommendations to the Board with respect to awards thereunder, and the Company's stock purchase plan. The Compensation Committee also determines the compensation of the elected officers of the Company.

         COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Compensation Committee of the Company's Board was formed in 1997, and during fiscal 1997, its members were Messrs. Peperzak, Mandigo, McCloskey and Robinson. Other than Mr. Peperzak, none of the other members of the Compensation Committee were executive officers of the Company. No executive officer of the Company serves as a member of the Board of Directors or Compensation Committee of any entity that has one or more executive officers serving as a member of the Company's Board or Compensation Committee. Compensation of Mr. Peperzak was determined by the entire Board with a view to attracting and retaining talented individuals to serve as directors and officers of the Company. See "Certain Transactions" for a description of certain transactions with these board members.

DIRECTORS' COMPENSATION

  Each of the Company's non-employee directors is entitled to receive a grant of options exercisable for 3,000 shares of the Company's Common Stock at the Company's next annual meeting with an exercise price equal to the fair market value of the Company's Common Stock as reported on the Nasdaq National Market on the date of such annual meeting. Each non-employee director is entitled to a fee of $1,000 for each Board meeting attended and $500 for each Committee meeting attended and any such fees are to be paid in grants of shares of the Company's Common Stock, calculated by dividing the relevant amount by the per-share price, which will be equal to the fair market value of the Company's Common Stock as reported on the Nasdaq National Market on the date of such meeting. Each non-employee director elected to serve as a director for the first time after the offering will receive an option grant exercisable for 3,000 shares of the Company's Common Stock upon his or her appointment to the Board. Directors also are reimbursed for certain expenses in connection with attendance at Board and Committee meetings.

  Prior to this offering, the Company's non-employee directors received no compensation other than option grants. On May 15, 1997, Messrs. McCloskey, Clark, Mandigo and Robinson (the "Non-Employee Directors") and Mr. Peperzak each received an option to purchase 3,000 shares of the Company's Common Stock at an exercise price of $4.85 per share. On December 18, 1997, the Non-Employee Directors each received an option to purchase 3,000 shares of the Company's Common Stock at an exercise price of $6.50 per share and Mr. Peperzak received an option to purchase 15,000 shares of the Company's Common Stock at an exercise price of $6.50 per share. As of November 1997, Mr. Peperzak receives an annual salary of $72,000 as compensation for his service as Chairman of the Board.

STOCK OPTION PLANS

  Equity Incentive Plan. The Company adopted its stock option plan (the "Equity Incentive Plan") on October 25, 1995, which was approved by vote of the stockholders on May 9, 1996. On December 18, 1997, the Board amended the Equity Incentive Plan to increase from 250,000 to 750,000 the number of shares of the Company's Common Stock authorized for issuance under the Equity Incentive Plan, which was approved by a vote of the stockholders on April 30, 1998. As of March 31, 1998, the Company had granted, pursuant to the Equity Incentive Plan, options for a total of 286,375 shares of Common Stock, none of which have been exercised and 7,000 of which have been forfeited.

  On April 14, 1998, the Board approved the amendment and restatement of the Equity Incentive Plan, which was approved by a vote of the stockholders on April 30, 1998. As amended, the Equity Incentive Plan permits the granting of options intended to qualify as incentive stock options ("Incentive Stock Options") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") to employees (including officers and employee directors), and options that do not so qualify ("Nonstatutory Stock Options", and collectively with Incentive Stock Options, the "Options") to employees (including officers and employee directors) and consultants and non-employee directors. In addition, the Equity Incentive Plan permits the granting of stock bonuses and the right to acquire restricted stock (options, stock bonuses and rights to purchase restricted stock are hereinafter referred to as "Stock Awards"). No person is eligible to be granted Options covering more than 250,000 shares of the Company's Common Stock in any calendar year. The Equity Incentive Plan is administered by the Board or a committee appointed by the Board.

  The exercise price of Options granted under the Equity Incentive Plan is determined by the Board in accordance with the guidelines set forth in the Equity Incentive Plan. The exercise price of Incentive Stock Options granted pursuant to the Equity Incentive Plan cannot be less than 100% of the fair market value of the Common Stock on the date of the grant and the exercise price of Incentive Stock Options granted to any person who at the time of grant owns stock representing more than 10% of the total combined voting power of all classes of the Company's capital stock or any of its affiliates must be at least 110% of the fair market value of the Company's Common Stock on the date of grant, and the term of such Incentive Stock Options cannot exceed five years. The exercise price of a Nonstatutory Stock Option is determined by the Board. Options granted under the Equity Incentive Plan vest at the rate specified in the option agreement.

  Any stock bonuses or restricted stock purchase awards granted under the Equity Incentive Plan will be in such form and will contain terms and conditions as the Board deems appropriate. The purchase price under any restricted stock purchase agreement will not be less than 85% of the fair market value of the Company's Common Stock on the date of the award. Stock bonuses may be awarded for no consideration.

  Upon certain changes of control of the Company, all outstanding Stock Awards under the Equity Incentive Plan must either be assumed or substituted by the surviving entity. If the surviving entity does not assume or substitute such Stock Awards, then with respect to Stock Awards held by persons whose continuous service has not terminated prior to such change of control event, any Company repurchase option or reacquisition right with respect to shares acquired by such persons under a Stock Award will lapse immediately prior to such event, the vesting of options held by such persons will be accelerated, the time during which such Stock Awards may be exercised will be accelerated and such Stock Awards will be terminated if not exercised prior to such change of control event.

  Additional Options. The Company has nonstatutory stock options outstanding covering 288,393 shares of Common Stock (the "NSO Options") which were granted outside of a written plan. Generally, the NSO Options were granted with exercise prices equal to or greater than the fair market value of the Common Stock on the date of grant and expire on the fifth anniversary of the date of grant. The NSO Options have a weighted average exercise price of $2.39 per share and 237,393 NSO Options were exercisable as of March 31, 1998.

  Employee Stock Purchase Plan. In April 1998, the Board adopted the 1998 Employee Stock Purchase Plan (the "Purchase Plan"), to provide employees of the Company with an opportunity to purchase Common Stock through payroll deductions. Under the Purchase Plan, 250,000 shares of Common Stock have been reserved for issuance. The Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code. The Board may authorize participation by eligible employees, including officers, in periodic offerings following the adoption of the Purchase Plan. A new offering period begins every six months. The Board has currently authorized an offering commencing on the effectiveness of the initial public offering of the Company's Common Stock and ending December 31, 1998, with sequential six-month offerings thereafter.

  Employees are eligible to participate in the Purchase Plan if they have been employed by the Company or a United States affiliate of the Company for at least three months preceding the beginning of the offering and work at least twenty hours per week and at least five months per calendar year. Employees can have up to 10% of their earnings withheld pursuant to the Purchase Plan and applied on specific purchase dates (currently the last day of each authorized offering) to the purchase of shares of Common Stock. The price of Common Stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the Common Stock on the commencement date of each offering or the relevant purchase date. Employees may end their participation in the offering at any time during the offering, and participation ends automatically on termination of employment. Holders of five percent or more of the Company's outstanding Common Stock are not eligible to participate in the Purchase Plan.

  In the event of certain changes of control, the Company and the Board have discretion to provide that each right to purchase Common Stock will be assumed or an equivalent right substituted by the successor corporation, or the Board may shorten an offering and provide for all sums collected by payroll deductions to be applied to purchase stock immediately prior to the change in control. The Purchase Plan may be terminated at the Board's discretion.

401(K) PLAN

  The Company sponsors a qualified defined contribution retirement plan, called the Horizon Organic Dairy 401(k) Plan (the "401(k) Plan") under which eligible employees may elect to defer their current compensation by up to certain statutorily prescribed annual limits ($10,000 in 1998) and to contribute such amount to the 401(k) Plan. The 401(k) Plan provides for the Company to match a participant's contribution in an amount up to 3% of such participant's compensation. The 401(k) Plan is intended to qualify under
Section 401 of the Code, so that contributions by employees or by the Company to the 401(k) Plan, and income earned on such contributions, are not taxable to the employees until withdrawn, and so that contributions by the Company will be deductible by the Company when made. The trustee for the 401(k) Plan is American United Life Insurance Company. The 401(k) Plan permits employees to direct investment of their accounts in the 401(k) Plan among a selection of mutual funds.

EXECUTIVE COMPENSATION

  The following table sets forth the compensation earned by the Company's Chief Executive Officer and the two other most highly compensated executive officers whose total annual salary and bonus exceeded $100,000 for services rendered to the Company during fiscal 1997 (collectively, the "Named Executive Officers"):

                          SUMMARY COMPENSATION TABLE

                                          ANNUAL       LONG TERM
                                       COMPENSATION   COMPENSATION
                                     ---------------- ------------
                                                       SECURITIES
                                                       UNDERLYING   ALL OTHER
                                      SALARY   BONUS    OPTIONS    COMPENSATION
    NAME AND PRINCIPAL POSITION       ($)(1)  ($)(1)      (#)         ($)(2)
    ---------------------------      -------- ------- ------------ ------------
Barnet M. Feinblum..................
 President and Chief Executive
 Officer                             $125,000 $44,109    40,000       $3,577
Paul B. Repetto.....................
 Vice President, Marketing and Sec-
 retary                               115,000  22,310    22,500        3,291
Mark A. Retzloff....................
 Vice President, Sales                115,000  30,878    22,500        3,291

---------------------
(1) Includes amounts, if any, deferred pursuant to Section 401(k) of the Code.
(2) Represents matching contributions made by the Company to the 401(k) Plan.

  The following table sets forth each grant of stock options made during fiscal 1997 to each of the Named Executive Officers:

                         OPTION GRANTS IN FISCAL 1997

                                                                               POTENTIAL REALIZABLE VALUE
                                             PERCENT OF                          AT ASSUMED ANNUAL RATES
                             NUMBER OF     TOTAL OPTIONS                       OF STOCK PRICE APPRECIATION
                         SHARES UNDERLYING   GRANTED TO   EXERCISE                 FOR OPTION TERMS(3)
                              OPTIONS       EMPLOYEES IN    PRICE   EXPIRATION ----------------------------
          NAME              GRANTED(1)     FISCAL YEAR(2) ($/SHARE)    DATE         5%            10%
          ----           ----------------- -------------- --------- ---------- ------------- --------------
Barnet M. Feinblum......      20,000            9.34%       $4.85   5/13/2002       $123,799      $156,219
                              20,000            9.34         6.50   1/10/2003        165,917       209,366
Paul B. Repetto.........      10,000            4.67         4.85   5/13/2002         61,900        78,110
                              12,500            5.84         6.50   1/10/2003        103,698       130,854
Mark A. Retzloff........      10,000            4.67         4.85   5/13/2002         61,900        78,110
                              12,500            5.84         6.50   1/10/2003        103,698       130,854

---------------------
(1) 25% of the options vest and will become exercisable upon the first anniversary of the grant date and will become exercisable as to the remainder of the grant in three equal annual installments thereafter.
(2) Based on 214,125 total options granted in fiscal 1997.
(3) The potential realizable value is calculated assuming that the fair market value of Common Stock on the date of the grant as determined by the Board appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and the Common Stock received therefor is sold on the last day of the term of the option for the appreciated price. The 5% and 10% rates of appreciation are mandated by the rules of the Securities and Exchange Commission (the "SEC") and do not represent the Company's estimate or projection of future increases in the price of its Common Stock.

  The following table sets forth information with respect to (i) the number of unexercised options held by the Named Executive Officers as of December 31, 1997 and (ii) the value of unexercised in-the-money options (i.e., options for which the fair market value of the Common Stock exceeds the exercise price as of December 31, 1997). None of the Named Executive Officers exercised Options during fiscal 1997:

                      FISCAL YEAR-END OPTION VALUE TABLE

                              NUMBER OF SHARES
                                 UNDERLYING             VALUE OF UNEXERCISED
                             UNEXERCISED OPTIONS      IN-THE-MONEY OPTIONS AT
                              AT DEC. 31, 1997             DEC. 31, 1997
                                     (#)                        ($)
                          ------------------------- ----------------------------
   NAME                   EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE(1)
   ----                   ----------- ------------- ----------- ----------------
Barnet M. Feinblum.......   101,000      109,000     $319,800       $415,550
Paul B. Repetto..........    17,500       30,000       86,145         38,685
Mark A. Retzloff.........    17,500       30,000       86,145         38,685

---------------------
(1) Based on the estimated fair market value of the Common Stock as of December 31, 1997 ($6.50 per share, as determined by the Board), minus the per share exercise price, multiplied by the number of shares underlying the options.

EMPLOYMENT AGREEMENTS

  Messrs. Feinblum, Repetto, Retzloff (each, an "Executive") have entered into Amended Executive Employment Agreements (collectively, the "Employment Agreements") with effective dates as of January 1, 1998. The Employment Agreement with Mr. Feinblum provides that he will receive an annual salary of $140,000, which may be adjusted annually by the Compensation Committee, and the Employment Agreements with Messrs. Repetto and Retzloff provide that they will each receive an annual salary of $120,000, which may be adjusted annually by the Compensation Committee. Additionally, for the year ended December 31, 1998, each Executive is eligible to receive incentive bonuses in an amount up to 60% (90% for Mr. Feinblum) of his base salary and the Compensation Committee may increase such percentages for the year ended December 31, 1999. The Employment Agreements also provide that each Executive will be entitled to
(i) four weeks paid vacation, (ii) participation in any employee benefit plans the Company makes available to its other employees, (iii) life insurance in the minimum amount of $100,000, (iv) disability insurance providing at least 60% of such Executive's base salary or $6,000 per month ($7,000 per month for Mr. Feinblum), whichever amount is less, and (v) reimbursement of reasonable business expenses. Mr. Feinblum's Employment Agreement also provides that all 135,000 of the incentive stock options granted to him under the stock option agreement dated June 1, 1995 are fully vested and exercisable. All of the Employment Agreements expire on December 31, 2000. Mr. Repetto's Employment Agreement anticipates that he will retire as an operating officer of the Company on December 31, 1999. Each Employment Agreement provides that the Company may terminate the Executive at any time. If the Executive is terminated without cause or if the Executive terminates his Employment Agreement for cause, the Company is obligated to pay the Executive's salary for a period equal to the longer of (i) twelve months after the date of termination or (ii) the remainder of the employment period. In such case, the Executive also is entitled to a pro rata incentive bonus for the year in which termination occurs. The Employment Agreements also contain noncompete provisions which prohibit the Executives, without the consent of the Company, for a period of twenty-four months after the termination or expiration of the Executive's employment with the Company from (i) owning more than 5% of the outstanding stock of a publicly-traded competitive company; (ii) owning any stock of a privately held competitive company; (iii) participating in the financing, operation, management or control of any competitive company; and
(iv) soliciting employees of the Company.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

  The Company's Bylaws provide that the Company will indemnify its directors, officers, employees and agents to the fullest extent permitted by Delaware law. In addition, the Company's Certificate of Incorporation provides that, to the fullest extent permitted by Delaware law, the Company's directors will not be liable for monetary damages for breach of the directors' fiduciary duty to the Company and its stockholders. This provision of the Certificate of Incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Delaware law. Each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, for improper transactions between the director and the Company and for improper distributions to stockholders and improper loans to directors and officers. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

  The Company intends to enter into indemnity agreements with each of its directors and executive officers pursuant to which the Company will indemnify each director and executive officer against expenses and losses incurred for claims brought against them by reason of their being a director or executive officer of the Company, and the Company maintains directors' and officers' liability insurance.

  There is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought, nor is the Company aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

                             CERTAIN TRANSACTIONS

SUNRISE ORGANIC FARMS, INC.

  Related Party Affiliations. Marcus B. Peperzak was the majority stockholder, Chairman, Chief Executive Officer and President of Sunrise, formerly known as Aurora Dairy Corporation of Idaho and currently is the Chairman of the Board and a significant stockholder of the Company and Aurora, Aurora Dairy Corporation of Colorado ("ADC-Colorado"), Aurora Dairy Corporation of Texas ("ADC-Texas") and United States Dairy Company L.L.C. ("USDC") (collectively, the "Aurora Affiliates"). Thomas D. McCloskey, Jr. also was a stockholder of Sunrise and currently is a director of the Company and stockholder of USDC.

  Dairy Lease for Idaho Dairy. On April 1, 1994, the Company entered into a dairy farm lease agreement with Sunrise to lease a portion of the Idaho Dairy for the purpose of raising cows to produce organic milk through December 31, 1999 (the "Dairy Lease"). During fiscal 1995 and 1994, the Company paid Sunrise approximately $80,000 and $88,000, respectively, as lease payments under the Dairy Lease. The Dairy Lease was terminated on May 31, 1995 in connection with the Asset Exchange (as defined below).

  Asset Exchange Transaction. On May 31, 1995, the Company transferred all of its operating assets in the Idaho Dairy, including cattle and feed inventory (the "Operating Assets"), to Sunrise (the "Asset Exchange"). As partial consideration for the Asset Exchange, the Company received 90,373 shares of Sunrise common stock, which represented a 23.8% equity interest in Sunrise, based on a price per share of Sunrise common stock of $20.24. As additional consideration for the Asset Exchange, Sunrise assumed approximately $2.5 million of the Company's liabilities relating to the Idaho Dairy. Concurrent with the Asset Exchange, the Dairy Lease was terminated, a recapitalization of Sunrise took place, the Company received an option through December 31, 1999 to purchase all of Mr. Peperzak's Sunrise common stock at an option price of $20.24 per share, and Mr. McCloskey was appointed to the Sunrise board of directors as the Company's appointee.

  Supply Agreement. In conjunction with the Asset Exchange, the Company and Sunrise entered into a supply agreement (as amended, the "Supply Agreement") which provided that the Company would purchase its organic fluid milk requirements for certain western states from Sunrise, to the extent Sunrise could supply the Company's volume requirements, and Sunrise agreed to sell its organic fluid milk only to the Company. In fiscal 1997, 1996 and 1995, the Company paid Sunrise approximately $1.8 million, $5.1 million and $646,000, respectively for organic fluid milk. Under the terms of the Supply Agreement, the Company was required to purchase a percentage of its forecasted volume (the "Required Minimum Purchase") from Sunrise. The Company paid Sunrise approximately $23,000 and $114,000 in fiscal 1996 and 1995, respectively, for failing to make the Required Minimum Purchases. The Supply Agreement was terminated upon the closing of the Sunrise Acquisition (as defined below).

  1996 Promissory Notes. On April 1, 1996, the Company loaned $650,000 to Sunrise (the "Sunrise Bridge Loan"). Sunrise used the Sunrise Bridge Loan to convert an additional portion of the Idaho Dairy to organic production and to purchase additional cows. The Sunrise Bridge Loan was cancelled and replaced with another promissory note with a principal amount of $650,000 dated July 1, 1996 (the "Sunrise Promissory Note") which had an interest rate of 12.5% per annum and a final maturity date of December 31, 1999. Sunrise made total interest payments to the Company in the amount of approximately $19,000 and $72,000 under the Sunrise Bridge Loan and Sunrise Promissory Note, respectively. The Sunrise Promissory Note was repaid in connection with the Sunrise Acquisition (as defined below).

  1996 Equity Financing and Repayment of Certain Indebtedness. On April 1, 1996, the Company issued bridge loan promissory notes which had an interest rate of 15% per annum (the "Bridge Loan Promissory Notes") of which a portion were to certain affiliates of the Company in order to fund the Sunrise Bridge Loan. The Bridge Loan Promissory Notes were repaid upon closing of the sale of approximately $2.3 million of the

PAGE>

Company's equity securities (the "1996 Equity Financing"). See "--Related Party Loans". On July 9, 1996, the Company closed the 1996 Equity Financing. At the same time, the Company purchased 17,293 newly issued shares of Sunrise common stock for $20.24 per share.

  Sunrise Acquisition. In fiscal 1997, the Company purchased the shares of Sunrise's capital stock that it did not already own in two closings (the "Sunrise Acquisition"). On March 20, 1997, pursuant to the Company's acquisition agreement with Sunrise (the "Sunrise Acquisition Agreement"), the Company purchased 176,216 shares of Sunrise common stock from the other Sunrise stockholders at a purchase price of $20.24 per share in exchange for the Company's issuance of unsecured subordinated promissory notes in the aggregate amount of approximately $3.6 million (the "Sunrise Notes"). See "-- Related Party Loans". On May 29, 1997, the Company purchased the remaining 117,478 shares of Sunrise common stock at a price of $20.24 per share of Sunrise common stock in exchange for (i) the issuance to the other Sunrise stockholders of an aggregate of 490,245 shares of the Company's Common Stock at a value of $4.85 per share, (ii) the issuance to the other Sunrise stockholders warrants exercisable for an aggregate of 69,118 shares of the Company's Common Stock at an exercise price of $5.34 per share, and (iii) the cancellation of the Sunrise Promissory Note.

  Management Agreement. From 1994 until November 1997, certain of the Aurora Affiliates managed the Idaho Dairy and the Maryland Dairy pursuant to a management agreement (as amended and restated, the "Management Agreement") which provided that the Aurora Affiliates would receive certain management fees and the reimbursement of reasonable expenses. Pursuant to the Management Agreement, Sunrise paid the Aurora Affiliates approximately $60,000, $259,000 and $545,000 (of which approximately $446,000 was paid in shares of Sunrise common stock) during fiscal 1997, 1996 and 1995, respectively. Pursuant to the Management Agreement, the Company paid the Aurora Affiliates, $210,000 and $20,000 in fiscal 1997 and 1995, respectively, prior to the consummation of the Sunrise Acquisition. The Management Agreement was terminated in November 1997.

AURORA AND AFFILIATES

  Sublease. The Company subleases approximately 3,600 square feet of its office space under the office lease to Aurora. The term of the sublease runs from October 1, 1997 through December 31, 1998. Aurora currently pays approximately $1,900 per month to the Company for these subleased premises.

  Cattle Sales and Exchanges. In fiscal 1995, Sunrise purchased 394 cows from Aurora for $1,004 per cow. Aurora reimbursed Sunrise $8,000 for animals that Sunrise culled from such cows. In fiscal 1996, Sunrise sold 148 cows to Aurora for $1,207 per cow. Also in fiscal 1996, Sunrise (i) exchanged 200 of its mature cows for 600 of ADC-Colorado's cows and (ii) sold cows to Aurora for $84,000. In fiscal 1997, the Idaho Dairy (i) paid Aurora $160,000 for cows Aurora delivered to a third-party organic cattle farm on behalf of Sunrise and
(ii) sold 40 cows to Aurora for approximatley $48,000.

  In fiscal 1997, the Idaho Dairy sold 531 conventional cows to ADC-Texas, 521 conventional cows to ADC-Colorado and 614 conventional cows to USDC for an approximate aggregate net purchase price of $1.7 million, of which $250,000 was financed by the delivery of a subordinated promissory note (the "Cattle Sale Subordinated Promissory Note") by ADC-Colorado to the Company. The outstanding principal amount of the Cattle Sale Subordinated Promissory Note is due upon the earlier of (i) November 24, 1999 or (ii) at such time as the Company pays all amounts due ADC-Colorado under the Sunrise Acquisition Agreement. The Cattle Sale Subordinated Promissory Note bears interest at prime plus one percent.

  Hay Sales. In fiscal 1997, the Idaho Dairy sold approximately $78,000 of hay to ADC-Colorado.

MCCLOSKEY CANYON RANCH

  The Company periodically houses and feeds certain of its cattle on a ranch owned by an entity controlled by Mr. McCloskey. As consideration for such housing and feeding, the Company paid such entity approximately $155,000 in fiscal 1997. Sunrise paid such entity $48,500, and $91,000 in fiscal 1997 and 1996, respectively.

DIRECTORS' AFFILIATIONS WITH COMPANY PROCESSORS AND CUSTOMERS

  Robinson Dairy, which is one of the Company's milk processors, is controlled by Richard L. Robinson, a director of the Company. The Company paid Robinson Dairy approximately $660,000, $286,000 and $5,000 in fiscal 1997, 1996 and 1995, respectively, to process organic fluid milk. Clark's Market, which purchases Horizon products through one of the Company's distributors, is controlled by J. Thomas Clark, a director of the Company.

RELATED PARTY LOANS

  The following table sets forth for the fiscal year indicated certain information concerning loans made by certain related parties to the Company and the principal amount of each loan.

             RELATED PARTY LENDER               1995(1)  1996(2)   1997(3)
             --------------------               -------- -------- ----------
Thomas D. McCloskey, Jr.......................  $125,000
Marcus B. Peperzak............................   125,000          $2,566,213(4)
J. Thomas Clark...............................   125,000
Julie Feinblum................................           $100,000
Paul B. Repetto...............................             25,000
TPM Investments (affiliate of Mr. McCloskey)..            300,000
Aurora Dairy Pension & Profit Sharing Plan
 (Marcus B. Peperzak, trustee)................            200,000    166,944(4)
Aurora Dairy Corporation......................                       252,988(4)
Aurora Capital Corporation....................                        26,777(4)
McCloskey Trust...............................                       500,000(5)
                                                -------- -------- ----------
  Total.......................................  $375,000 $625,000 $3,512,922
                                                ======== ======== ==========

---------------------
(1) Represents such person's interest in a Revolving Line of Credit Note, dated May 31, 1995, for $375,000, which had an interest rate at prime plus three percent through December 31, 1995 and an interest rate of prime plus four percent through December 31, 1996 (the "Revolving Line of Credit Note").
(2) Bridge Loan Promissory Notes. See "--Sunrise Organic Farms, Inc.--1996 Promissory Notes."

(3) The Sunrise Notes and the Senior Subordinated Promissory Note require interest payments during the term of such notes with the principal amount of such notes due at maturity.

(4) The Sunrise Notes bear interest at prime plus one percent. See "--Sunrise Organic Farms, Inc.--Sunrise Acquisition".

(5) This Senior Subordinated Promissory Note, dated May 29, 1997, bears interest at a rate equal to 11% per annum.

  On May 31, 1995, the Company issued the Revolving Line of Credit Note and 100,000 shares of the Company's Common Stock pro rata to Messrs. McCloskey, Peperzak and Clark in satisfaction of a previous note from the Company to such persons which was dated October 4, 1994, had a principal amount of $500,000 and bore interest at prime plus one percent. All principal and interest of approximately $31,000 on the Revolving Line of Credit Note was paid to Messrs. McCloskey, Peperzak and Clark by the Company on December 14, 1995.

  The holders of Bridge Loan Promissory Notes had the option of converting the principal amount of their Bridge Loan Promissory Notes into shares of the Company's Common Stock at a price per share of $3.22. Ms. Feinblum, the wife of Barnet Feinblum, received $19,500 in cash and 25,000 shares of the Company's Common Stock in satisfaction of her Bridge Loan Promissory Note. Mr. Repetto received 10,000 shares of the Company's Common Stock in exchange for the cancellation of his Bridge Loan Promissory Note and the payment by Mr. Repetto of $7,200 to the Company. TPM Investments and Aurora Dairy Pension & Profit

Sharing Plan received $300,000 and $200,000 in cash, respectively, in satisfaction of their Bridge Loan Promissory Notes.

  The Sunrise Notes and the Senior Subordinated Promissory Note will be repaid with a portion of the proceeds of the offering. See "Use of Proceeds".

GUARANTEES

  Mr. Peperzak has guaranteed certain of the Company's debt obligations as set forth below:

                                                           OUTSTANDING AMOUNT
                                                             OF GUARANTEE OR
                                                            PRIMARY LIABILITY
         TYPE OF OBLIGATION                                AS OF MARCH 31, 1998
         ------------------                                --------------------
   Idaho Dairy-Farm Credit Services real estate loan......      $3,821,000
   Idaho Dairy-Capital Leases.............................      $  662,000

  Under a continuing guarantee agreement, the Company has agreed to pay Mr. Peperzak a guarantee fee equal to one percent (1%) per annum for all debt he personally guarantees for the Idaho Dairy. Mr. Peperzak received approximately $55,000 from the Company in fiscal 1997. Pursuant to a similar arrangement, Sunrise paid Mr. Peperzak guarantee fees of approximately $214,000 and $94,000 in fiscal 1996 and 1995, respectively. The amount received by Mr. Peperzak in fiscal 1996 included amounts accrued in fiscal 1995 with relation to such guarantees and certain amounts prepaid for 1997 with relation to such guarantees. In fiscal 1997, Mr. Peperzak repaid the Company approximately $70,000 of the amount he had received in fiscal 1996 as prepayment for the fiscal 1997 guarantees.

ALTERNATIVE FINANCING

  Certain stockholders of the Company have executed irrevocable commitments to purchase certain securities of the Company if this offering is not completed. All such commitments were executed prior to the filing of the Registration Statement of which this Prospectus is a part and the Company will not accept any additional commitments after such filing. If this offering is completed, the alternative financing will not be consummated and the Company's stockholders will be released from their commitments to participate in the alternative financing.

---------------------

  Management believes the terms of all of the the foregoing transactions were fair to the Company and were no less favorable to the Company than would have been obtained from an unaffiliated third party in arms length negotiations. All future transactions with affiliates will be subject to the approval of the Company's disinterested directors and will be on terms believed by such directors to be no less favorable to the Company than those available from unaffiliated third parties.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of March 31, 1998, as adjusted to give effect to the sale by the Company of the shares offered hereby (assuming no exercise of the Underwriters' over-allotment option) and the Concurrent Placement by (i) each stockholder (or group of affiliated stockholders) known by the Company to be the beneficial owner of more than 5% of the Company's outstanding Common Stock, (ii) each Named Executive Officer, (iii) each director of the Company and (iv) all current directors and executive officers of the Company as a group.

                                                                    PERCENT OF SHARES
                                                                  BENEFICIALLY OWNED(2)
                                      NUMBER OF SHARES     -----------------------------------
                                     BENEFICIALLY OWNED          PRIOR TO       AFTER OFFERING
                                    PRIOR TO OFFERING AND      OFFERING AND     AND CONCURRENT
       BENEFICIAL OWNER(1)         CONCURRENT PLACEMENT(2) CONCURRENT PLACEMENT   PLACEMENT
       -------------------         ----------------------- -------------------- --------------
Thomas D. McCloskey, Jr.(3)......           972,516                19.1%             10.6%
Marcus B. Peperzak(4)............           604,498                11.8               6.6
Boulder Ventures II, L.P.(5).....           559,496                11.1               6.1
 1634 Walnut Street, Suite 301
 Boulder, CO 80302
Suiza Foods Corporation(6).......               --                  *                12.0%
 3811 Turtle Creek Blvd,
 Suite 1950, LB 50
 Dallas, TX 75219
Paul B. Repetto(7)...............           435,000                 8.6               4.7
Mark A. Retzloff(8)..............           385,282                 7.6               4.2
Barnet M. Feinblum(9)............           316,843                 6.1               3.4
Leonard A. Lauder................           293,517                 5.8               3.2
 767 Fifth Avenue
 New York, NY 10153
J. Thomas Clark(10)..............           170,333                 3.4               1.9
Clark R. Mandigo II(11)..........            85,966                 1.7               *
Richard L. Robinson(12)..........            49,824                 *                 *
All executive officers and
 directors as a group (10
 persons)(13)....................         3,027,262                56.4              32.0

---------------------
   * Indicates beneficial ownership of less than one percent.
 (1) Unless otherwise set forth, all addresses are c/o the Company, 6311 Horizon Lane, Longmont, Colorado 80503.
 (2) This table is based upon information supplied by officers, directors and principal stockholders. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 5,056,341 shares of Common Stock outstanding as of March 31, 1998 and 9,156,341 shares of Common Stock outstanding after completion of the offering and the Concurrent Placement, adjusted as required by rules promulgated by the SEC. All warrants are currently exercisable and share amounts include stock options exercisable within 60 days of March 31, 1998.
 (3) Includes 33,111 shares and warrants to purchase 4,668 shares of Common Stock held by McCloskey Children's Trust; 25,000 shares held by the McCloskey Trust, of which Mr. McCloskey is a trustee; 737,457 shares held by the Thomas D. McCloskey, Jr. and Bonnie P. McCloskey Revocable Trust 1994, of which Mr. McCloskey is a trustee (collectively, the "Trust Shares"); and 155,280 shares held by McCloskey Ventures LLC, of which Mr. McCloskey is a manager (the "LLC Shares"). Mr. McCloskey disclaims any beneficial interest in the Trust Shares and the LLC shares, except to the extent of his pecuniary interest in the LLC Shares arising from his roles therein. Also includes 17,000 shares subject to stock options.

 (4) Includes 128,688 shares and warrants to purchase 779 shares held by Aurora Dairy Corporation Pension Plan Trust, of which Mr. Peperzak is trustee. Also includes warrants to purchase 42,570 shares held by Mr. Peperzak and 17,000 shares subject to stock options.
 (5) Includes 412,372 shares held by Boulder Ventures II, L.P., 139,624 shares held by Boulder Ventures, L.P. and 7,500 shares held by Boulder Investors, L.P.
 (6) Percentage beneficially owned after the offering and Concurrent Placement includes 1,100,000 shares of Common Stock to be purchased by Suiza pursuant to the Concurrent Placement.
 (7) Includes 20,000 shares subject to stock options.
 (8) Includes 14,000 shares held by his spouse, an aggregate of 42,000 shares held in trust for his three children and 20,000 shares subject to stock options.
 (9) Includes 29,045 shares held by his spouse, an aggregate of 11,618 shares held in trust for his two children and 160,000 shares subject to stock options.
(10) Includes 17,000 shares subject to stock options.
(11) Includes an aggregate of 23,236 shares held in trust for his three children and 2,000 shares subject to stock options.
(12) Includes 2,000 shares subject to stock options.
(13) Includes 2,719,245 shares, 260,000 shares subject to stock options and warrants to purchase 48,017 shares held by directors and executive officers of the Company and entities affiliated with such persons. See Notes 3, 4 and 7 through 12 above. Although Suiza is expected to designate a representative on the Board following the closing of this offering and the Concurrent Placement, the calculation of shares for all executive and officers as a group does not include the 1,100,000 shares to be issued to Suiza in connection with the Concurrent Placement.

                         DESCRIPTION OF CAPITAL STOCK

  The following description of the capital stock of the Company and certain provisions of the Company's Certificate of Incorporation and Bylaws is a summary description only and is qualified in its entirety by the provisions of the Certificate of Incorporation and Bylaws, which have been filed as exhibits to the Company's Registration Statement, of which this Prospectus is a part.

  Upon the closing of this offering, the Company's authorized capital stock will consist of 30,000,000 shares of Common Stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. As of March 31, 1998 there were 5,056,341 shares of Common Stock outstanding held of record by 143 stockholders.

COMMON STOCK

  The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The holders of Common Stock are not entitled to cumulative voting rights with respect to the election of directors, and as a consequence, minority stockholders will not be able to elect directors on the basis of their votes alone. Subject to preferences that may be applicable to any then outstanding shares of preferred stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

WARRANTS

  The Company has warrants outstanding to purchase 69,118 shares of the Company's Common Stock, subject to adjustment in certain circumstances, which warrants were issued in connection with the Sunrise Acquisition (the "Sunrise Warrants"). The exercise price of the Sunrise Warrants is $5.34 per share and such warrants expire on March 20, 1999. Additionally, the Company has warrants outstanding to purchase 3,500 shares of the Company's Common Stock, subject to adjustment in certain circumstances, which warrants were issued in connection with the acquisition of the Juniper Valley Farms brand (the "Juniper Valley Warrants"). The exercise price of the Juniper Valley Warrants is $8.00 per share and such warrants expire on April 8, 2000.

PREFERRED STOCK

  The Board has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, without any further vote or action by stockholders. The issuance of preferred stock could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plan to issue any shares of preferred stock.

CONCURRENT PLACEMENT

  Pursuant to the Stock Purchase Agreement, Horizon has agreed to sell to Suiza up to 1,100,000 shares of Common Stock upon the closing of the Concurrent Placement, which is scheduled to close immediately after the closing of the offering. Suiza will purchase shares in the Concurrent Placement at the Price to Public less 3 1/2% (one-half of the Underwriting Discount); provided that the price to Suiza will not be less than $11.00 nor more than $15.00, and further provided that to the extent the net price to Suiza is in excess of $13.54, the number of shares in the Concurrent Placement will be reduced so that the aggregate Suiza investment in the Concurrent Placement will not exceed $14,900,000. The Concurrent Placement is subject to the closing of the offering at a minimum Price to Public of $9.00 per share. In connection with the execution of the Stock Purchase Agreement, the Company also entered into the Stockholder Agreement with Suiza. The Stockholder Agreement provides the following:

  Exclusivity Period. Suiza has agreed that for a five-year period (the "Exclusivity Period") Suiza will not introduce any organic white fluid milk products for sale under Suiza's brands. The Exclusivity Period will be automatically extended for additional one-year terms so long as Suiza or any of its subsidiaries are processing organic white fluid milk for Horizon, unless Suiza and Horizon agree otherwise.

  Preemptive Rights. So long as Suiza's fully diluted ownership percentage is at least five percent, Suiza has the right to purchase from the Company additional shares of capital stock of the Company in connection with any proposed public or private sale of capital stock by the Company, subject to certain exceptions. This preemptive right entitles Suiza to purchase a number of shares equal to the product of(a) the lesser of (i) Suiza's fully diluted ownership percentage immediately prior to the proposed issuance and (ii) Suiza's fully diluted ownership percentage immediately after the closing of the Concurrent Placement, and (b) the number of shares issued in the proposed issuance.

  Right to Designate Board Representative. Suiza will be entitled to designate one person for election to the Company's Board until such time as Suiza owns less than five percent of the Company's Common Stock based on the issued and outstanding Common Stock, with certain exceptions.

  Standstill and Transfer Restrictions. Suiza has agreed, with certain exceptions, that neither it nor its affiliates will acquire any voting securities if, after such purchase or acquisition, Suiza's Voting Ownership Percentage (as defined in the Stockholder Agreement) would exceed 25% (the "Suiza Standstill"). The Suiza Standstill terminates upon the earlier of (i) the eighteen (18) month anniversary of the termination of the Exclusivity Period (for a total minimum standstill period of six and one-half years), or
(ii) the date on which the Board, without prior written consent from Suiza, takes any action to approve a merger or other business combination in which the holders of the voting securities of Horizon would hold less than 50% of the voting power of the surviving corporation after the closing of such transaction. The Stockholder Agreement also prohibits Suiza from soliciting proxies with respect to any voting securities or participating in any election contest as defined in the Securities Exchange Act of 1934, as amended. Suiza also has agreed not to transfer any of its shares in a private transaction, with certain exceptions, to a person who has not agreed to be bound by the Stockholder Agreement.

  Drag-Along Obligation. Suiza has agreed that it will consent to, and vote its shares in favor of, any sale of the Company approved by the Company's Board.

  Right of First Refusal on Sale of Stock to Suiza Competitor. Suiza has a right of first refusal to purchase shares of the Company's Common Stock from the Company if certain competitors of Suiza make offers to purchase those shares, except in connection with the sale of stock in connection with a sale of the Company. This right of first refusal is not subject to the limitations of the Suiza Standstill.

  Right of First Negotiation. Horizon has agreed to give Suiza a right of first negotiation to acquire the Company in the event that Horizon's Board determines that it is in the best interest of the Company and its stockholders to sell the Company. In such event, Suiza has a limited period of exclusivity to negotiate to acquire Horizon. This right of first negotiation does not apply to an unsolicited bid by a third party to acquire the Company.

  Registration Rights. After the closing of the Concurrent Placement, Suiza will have certain rights with respect to the registration of its shares of Common Stock under the Securities Act. If the Company proposes to register any of its securities under the Securities Act after the offering and the Concurrent Placement, for either its own account or the account of other security holders, Suiza is entitled to receive notice of such registration and, subject to certain limitations, to include its shares of Common Stock therein. Such registration rights are subject to the ability of the underwriters of any offering to limit the number of shares included in such registration. In addition, commencing with the date that is 180 days after the date of this Prospectus, Suiza may require the Company, on not more than two occasions within a six-month period, to register its registrable securities on Form S-3 when such form becomes available to the Company. Generally, the Company is required to bear all registration expenses incurred in connection with the first two such registrations on Form S-3.

  In addition, in connection with the closing of the Concurrent Placement, Suiza is requiring that certain principal stockholders (the "Horizon Major Stockholders") and their affiliates enter into the Major Stockholder Agreement, which gives Suiza (i) a right of first negotiation to purchase certain shares of the Company's Common Stock from the Horizon Major Stockholders, with certain exceptions, and (ii) a right of first refusal to purchase shares of the Company's Common Stock from the Horizon Major Stockholders if certain competitors of Suiza make offers to purchase those shares from a Horizon Major Stockholder. The Horizon Major Stockholders will also agree to vote their shares in favor of Suiza's designee to the Company's Board. See "Management--Executive Officers and Directors".

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

  The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law (the "Delaware Law"), an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock. The existence of this provision would be expected to have anti-takeover effects with respect to transactions not approved in advance by the Board, such as discouraging takeover attempts that might result in a premium over the market price of the Common Stock.

  Upon the closing of this offering, the Company's Certificate of Incorporation will provide for a Board that is divided into three Classes. The directors in Class I will hold office until the first annual meeting of stockholders following this offering, the directors in Class II will hold office until the second annual meeting of stockholders following this offering, and the directors in Class III will hold office until the third annual meeting of stockholders following this offering (or in each case, until their successors are duly elected and qualified or until their earlier resignation, removal from office or death), and, after each such election, the directors in each such class will then serve in succeeding terms of three years and until their successors are duly elected and qualified. The classification system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company and may maintain the incumbency of the Board, as the classification of the Board generally increases the difficulty of replacing a majority of the directors.

  The Company's Certificate of Incorporation and Bylaws will further provide that any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. Special meetings of the stockholders of the Company may be called only by the Board, the Chairman of the Board or the Chief Executive Officer. The Company's Certificate of Incorporation also will provide that the authorized number of directors may be changed only by resolution of the Board, and that, subject to the rights of the holders of any series of preferred stock, no director can be removed without cause, and directors can only be removed for cause by a majority vote of the stockholders. These and other provisions contained in the Certificate of Incorporation and Bylaws could delay or make more difficult certain types of transactions involving an actual or potential change in control of the Company or its management (including transactions in which stockholders might otherwise receive a premium for their shares over then current prices) and may limit the ability of stockholders to remove current management of the Company or approve transactions that stockholders may deem to be in their best interests and, therefore, could adversely affect the price of the Company's Common Stock.

LIMITATIONS ON DIRECTOR LIABILITY

  The Certificate of Incorporation provides that, to the fullest extent permitted by the General Corporation Law of the State of Delaware as the same exists or as may hereafter be amended, directors of the Company will not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty or otherwise.

LISTING

  The Company has made application for listing the Common Stock on the Nasdaq National Market under the trading symbol HCOW.

TRANSFER AGENT AND REGISTRAR

  Norwest Bank Minnesota, N.A. has been appointed as the transfer agent and registrar for the Company's Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this offering, there has been no public market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale described below, sales of substantial amounts of Common Stock of the Company in the public market after the restrictions lapse could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.

  Upon completion of this offering and the Concurrent Placement, the Company will have outstanding an aggregate of 9,156,341 shares of Common Stock, assuming (i) no exercise of warrants to purchase 72,618 shares of Common Stock, (ii) no exercise of the Underwriters' over-allotment option, and (iii) no exercise of options to purchase 567,768 shares of Common Stock outstanding as of March 31, 1998. Of these shares, the 3,000,000 shares of Common Stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act ("Affiliates"). The remaining 5,056,341 shares of Common Stock held by existing stockholders and the shares issued in the Concurrent Placement are "restricted securities" as that term is defined in Rule 144 under the Securities Act (the "Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 promulgated under the Securities Act, which rules are summarized below. As a result of the contractual restrictions described below and the provisions of Rules 144 and 701, additional shares will be available for sale in the public market as follows: (i) no Restricted Shares will be eligible for immediate sale on the date of this Prospectus; (ii) 318,342 Restricted Shares (plus 24,143 shares of Common Stock issuable to employees and consultants pursuant to stock options that are then vested) will be eligible for sale 90 days after the date of this Prospectus; (iii) 4,700,124 Restricted Shares will be eligible for sale upon expiration of the lock-up agreements (the "Lock-Up Agreements") 180 days after the date of this Prospectus, subject to restrictions on such sales by Affiliates; and (iv) the remainder of the Restricted Shares, including the shares issued in the Concurrent Placement, will be eligible for sale from time to time thereafter upon expiration of their respective one-year holding periods, subject to restrictions on such sales by Affiliates and certain vesting provisions.

  The Company's officers, directors and certain stockholders have agreed, pursuant to the Lock-Up Agreements, that they will not, without the prior written consent of Hambrecht & Quist LLC directly or indirectly offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock during the 180-day period commencing on the Effective Date. The Company has agreed that it will not, without the prior written consent of Hambrecht & Quist LLC, directly or indirectly offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock during such 180-day period except for the sale of the shares of Common Stock in this offering, the issuance of options and shares of Common Stock pursuant to employee benefit plans set forth in the Prospectus, and the issuance of shares of Common Stock upon exercise of warrants or options presently outstanding. Any shares subject to the Lock-Up Agreements may be released at any time without notice by Hambrecht & Quist LLC.

  In general, under Rule 144 as currently in effect, beginning 90 days after the Effective Date, an Affiliate of the Company, or person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year will be entitled to sell in any three-month period a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of the Company's Common Stock or (ii) the average weekly trading volume of the Company's Common Stock in the Nasdaq National Market during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the SEC. Sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice, and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an Affiliate of the Company at any time during the 90 days immediately preceding the sale and who has beneficially owned Restricted Shares for at least two years is entitled to sell such shares under Rule 144(k) without regard to the limitations described above.

  An employee, officer or director of or consultant to the Company who purchased or was awarded shares or options to purchase shares (such shares, "701 Shares") pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701 under the Securities Act, which permits Affiliates and non- Affiliates to sell their Rule 701 Shares without having to comply with Rule 144's holding period restrictions, in each case commencing 90 days after the date of this Prospectus. In addition, non-Affiliates may sell Rule 701 Shares without complying with the public information, volume and notice provisions of Rule 144.

  The Company intends to file a registration statement under the Securities Act covering shares of Common Stock reserved for issuance under the Company's Equity Incentive Plan and Purchase Plan and shares reserved for issuance outside of any plan no earlier than 90 days after the date of this Prospectus. Based on the number of stock options outstanding and options and shares reserved for issuance at March 31, 1998, such registration statement would cover approximately 1.3 million shares. Such registration statement is expected to be filed and to become effective as soon as practicable after the date hereof. Shares registered under such registration statement will, subject to Rule 144 volume limitations applicable to Affiliates, be available for sale in the open market, unless such shares are subject to vesting restrictions with the Company or the Lock-Up Agreements described above. See "Management".

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, through their Representatives, Hambrecht & Quist LLC, Piper Jaffray Inc. and Hanifen, Imhoff Inc., have severally agreed to purchase from the Company the following respective number of shares of Common
Stock:

                                                                       NUMBER OF
     NAME                                                               SHARES
     ----                                                              ---------
     Hambrecht & Quist LLC............................................
     Piper Jaffray Inc. ..............................................
     Hanifen, Imhoff Inc. ............................................
                                                                       ---------
       Total.......................................................... 3,000,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company, its counsel and independent auditors. The nature of the Underwriters' obligations is such that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

  The Underwriters propose to offer the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in
excess of $   per share. The Underwriters may allow and such dealers may
reallow a concession not in excess of $   per share to certain other dealers.
After the initial public offering of the shares, the offering price and other selling terms may be changed by the Representatives of the Underwriters. The Representatives have advised the Company that the Underwriters do not intend to confirm discretionary sales in excess of 5% of the shares of Common Stock offered hereby.

  The Company has granted to the Underwriters an option, exercisable no later that 30 days after the date of this Prospectus, to purchase up to 450,000 additional shares of Common Stock at the initial public offering price, less the underwriting discount, set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares of Common Stock offered hereby. The Company will be obligated, pursuant to the option, to sell shares to the Underwriters to the extent the option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of Common Stock offered hereby.

  The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

  The Company's officers, directors and certain stockholders of the Company, who will own in the aggregate 5,800,124 shares of Common Stock after this offering and the Concurrent Placement, have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell, or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock owned by them during the 180-day period following the date of this Prospectus. The Company has agreed that it will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any share of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of

Common Stock during the 180-day period following the date of this Prospectus, except that the Company may issue shares upon the exercise of options granted and warrants outstanding prior to the date hereof, and may grant additional options under the Equity Incentive Plan, provided that, without the prior written consent of Hambrecht & Quist LLC, such additional options shall not be exercisable during such period.

  Piper Jaffray Inc. is affiliated with U.S. Bancorp, which is a lender to the Company pursuant to the $2.0 million Term Loan and $10.0 million Line of Credit (see "Use of Proceeds"). As of the date of this prospectus, U.S. Bancorp has advanced approximately $2.0 million and $8.7 million to the Company pursuant to the Term Loan and Line of Credit, respectively. The Company intends to repay the Term Loan and the outstanding balance on the Line of Credit with a portion of the proceeds from this offering. The decision of Piper Jaffray Inc. to underwrite the offering was made independently of U.S. Bancorp, which had no involvement in determining whether or when to underwrite the offering or the terms thereof. Piper Jaffray Inc. will not receive any benefit from this offering other than its respective portion of the underwriting commission payable by the Company. Since it is anticipated that more than 10 percent (10%) of the proceeds from this offering (excluding underwriting commissions) will be received by an affiliate of Piper Jaffray Inc., this offering is being conducted pursuant to Rule 2710(c)(8) of the NASD Conduct Rules. In accordance with such rule, Hambrecht & Quist LLC has agreed to act as a qualified independent underwriter ("QIU") pursuant to the requirements of Rule 2720(c)(3) of the NASD Conduct Rules. In connection with Rule 2720(c)(3), the initial public offering price of the Company's Common Stock will be set at a price which is no higher than that recommended by Hambrecht & Quist LLC, as a QIU. Moreover, Hambrecht & Quist LLC, as a QIU, has performed due diligence investigations and has reviewed and participated in the preparation of this Prospectus.

  Prior to this offering, there has been no public market for the Common Stock. The initial public offering price for the Common Stock will be determined by negotiation among the Company and the Representatives. Among the factors to be considered in determining the initial public offering price are prevailing market and economic conditions, revenues and earnings of the Company, market valuations of other companies engaged in activities similar to the Company, estimates of the business potential and prospects of the Company, the present state of the Company's business operations, the Company's management and other factors deemed relevant. The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.

  Certain persons participating in this offering may overallot or effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the Underwriters to reclaim a selling concession from a syndicate member in connection with the offering when shares of Common Stock sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected on the Nasdaq Stock Market, in the over-the-counter market, or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

  An aggregate of 210,000 shares of the Common Stock offered hereby have been reserved for purchase from the Underwriters through a directed share program by persons having relationships with the Company. Such sales will be at the initial public offering price. The number of shares of Common Stock available for sale to the general public in the offering will be reduced to the extent such persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same terms as the other shares offered hereby.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Cooley Godward llp, Boulder, Colorado. Certain legal matters will be passed upon for the Underwriters by Brobeck, Phleger & Harrison LLP, Palo Alto, California and Denver, Colorado.

                                    EXPERTS

  The consolidated financial statements of the Company as of December 31, 1996 and 1997 and for the fiscal years ended December 31, 1995, December 28, 1996 and December 31, 1997, have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

  The financial statements of Sunrise Organic Farms, Inc. for the fiscal year ended December 31, 1996 have been audited by Eide Helmeke PLLP, Fargo, North Dakota, independent certified public accountants. Such financial statements have been included herein in reliance upon the report of Eide Helmeke PLLP. The financial statements as of December 31, 1996 were audited by Eide Helmeke PLLP, who merged with Charles Bailly & Company PLLP as of May 1, 1998, and whose report dated April 9, 1997, expressed an unqualified opinion.

  The statements in this Prospectus under the captions "Risk Factors-- Possibility of Adverse Effects Resulting from United States Dairy Support Program and Federal Milk Marketing Orders" and "Business--Government Regulation", solely insofar as they constitute summaries of USDA and state dairy regulatory provisions, have been reviewed and approved by Ober, Kaler, Grimes and Shriver, as experts on such matters, and are included herein in reliance upon that review and approval.

                            ADDITIONAL INFORMATION

  The Company has filed with the SEC, Washington, D.C., 20549, a Registration Statement on Form S-1 under the Act, with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed as part thereof. Statements contained in this Prospectus as to the contents of any contract or document filed as an exhibit to the Registration Statement are qualified by reference to such exhibit as filed. A copy of the Registration Statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of all or any part of the Registration may be obtained from such offices upon the payment of the fees prescribed by the SEC. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC's World Wide Web site is http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
HORIZON ORGANIC HOLDING CORPORATION
  Independent Auditors' Report of KPMG Peat Marwick LLP....................  F-2
  Consolidated Balance Sheets..............................................  F-3
  Consolidated Statements of Operations....................................  F-4
  Consolidated Statements of Stockholders' Equity..........................  F-5
  Consolidated Statements of Cash Flows....................................  F-6
  Notes to Consolidated Financial Statements...............................  F-8

SUNRISE ORGANIC FARMS, INC.
  Independent Auditor's Report............................................. F-21
  Financial Statements:
  Balance Sheet............................................................ F-22
  Statement of Income...................................................... F-24
  Statement of Stockholders' Equity........................................ F-25
  Statement of Cash Flows.................................................. F-26
  Notes to Financial Statements............................................ F-27

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
Horizon Organic Holding Corporation:

  We have audited the accompanying consolidated balance sheets of Horizon Organic Holding Corporation and subsidiaries (Company) as of December 28, 1996 and December 31, 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 1995, the 52 weeks ended December 28, 1996 and the year ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion in these consolidated financial statements based on our audits. We did not audit the financial statements of Sunrise Organic Farms, Inc. (Aurora Dairy Corporation of Idaho, Inc.) (Sunrise), a 23.78 percent and 26.825 percent owned investee company as of December 31, 1995 and December 28, 1996, respectively. The Company's investment in and advances to Sunrise at December 28, 1996 were $2,624,000, of which $863,000 represents the Company's proportionate share of Sunrise's net assets. The Company recognized losses from Sunrise of $85,000 and $158,000 for the year ended December 31, 1995 and the 52 weeks ended December 28, 1996, respectively, of which $44,000 and $77,000, respectively, represents the Company's proportionate equity in losses recognized by Sunrise. The financial statements of Sunrise were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Sunrise, is based solely on the report of the other auditors.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Horizon Organic Holding Corporation and subsidiaries as of December 28, 1996 and December 31, 1997 and the results of their operations and their cash flows for the year ended December 31, 1995, the 52 weeks ended December 28, 1996 and the year ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          /s/ KPMG Peat Marwick LLP

Boulder, Colorado
May 6, 1998

              HORIZON ORGANIC HOLDING CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

      DECEMBER 28, 1996, DECEMBER 31, 1997 AND MARCH 31, 1998 (UNAUDITED)

                                                    1996     1997      1998
                                                   -------  ------  -----------
                                                                    (UNAUDITED)
                      ASSETS
Current Assets:
 Cash and cash equivalents........................ $   600     404       811
 Trade accounts receivable, less allowance for
  doubtful accounts of $48 in 1996, $49 in 1997
  and $55 in 1998.................................   1,177   2,393     2,749
 Inventories......................................     561   4,870     4,436
 Deferred tax assets..............................     --       55        56
 Other current assets.............................      44     292       433
                                                   -------  ------    ------
   Total current assets...........................   2,382   8,014     8,485
                                                   -------  ------    ------
Property, Equipment and Cattle:
 Cattle, net......................................     --    7,652     8,541
 Property and equipment, net......................     104  14,238    14,670
                                                   -------  ------    ------
   Total property, equipment and cattle...........     104  21,890    23,211
                                                   -------  ------    ------
Other Assets:
 Note receivable from Aurora Dairy Corporation....     --      250       250
 Goodwill, net of accumulated amortization of
  $102 in 1997 and $141 in 1998...................     --    2,205     2,166
 Other assets, net................................     122     378       389
 Investment in and advances to Sunrise Organic
  Farms, Inc......................................   2,624     --        --
                                                   -------  ------    ------
   Total other assets.............................   2,746   2,833     2,805
                                                   -------  ------    ------
     Total Assets................................. $ 5,232  32,737    34,501
                                                   =======  ======    ======
  LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
 Cash overdrafts.................................. $   169     --        --
 Trade accounts payable...........................     753   3,841     4,080
 Current portion of long-term debt................     --      553       575
 Term loan........................................     244     --        --
 Payable to affiliates............................     513     --        --
 Other accrued expenses...........................     275     685     1,310
 Income taxes payable.............................      14     --        --
                                                   -------  ------    ------
   Total current liabilities......................   1,968   5,079     5,965
                                                   -------  ------    ------
Long-Term Liabilities:
 Long-term debt, less current portion.............     --   17,960    18,970
 Deferred income tax liabilities..................     --      812       770
                                                   -------  ------    ------
 Total long-term liabilities......................     --   18,772    19,740
                                                   -------  ------    ------
   Total liabilities..............................   1,968  23,851    25,705
                                                   -------  ------    ------
Stockholders' Equity (Deficit):
 Preferred stock, $.001 par value, authorized
  2,000,000 shares; no shares issued or
  outstanding.....................................     --      --        --
 Common stock, $.10 par value; authorized
  10,000,000 shares; issued and outstanding
  3,648,700 shares in 1996........................     365     --        --
 Common stock, $.001 par value; authorized
  8,000,000 shares; issued 5,172,418 and
  5,176,341 shares and outstanding 5,052,418 and
  5,056,341 shares in 1997 and 1998, respective-
  ly..............................................     --        5         5
 Additional paid-in capital.......................   4,248  11,834    11,859
 Accumulated deficit..............................  (1,349) (2,371)   (2,486)
                                                   -------  ------    ------
   Treasury stock, 120,000 shares in 1997 and
    1998, at cost.................................     --     (582)     (582)
                                                   -------  ------    ------
   Total stockholders' equity.....................   3,264   8,886     8,796
                                                   -------  ------    ------
     Total Liabilities and Stockholders' Equity... $ 5,232  32,737    34,501
                                                   =======  ======    ======

          See accompanying notes to consolidated financial statements.

              HORIZON ORGANIC HOLDING CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

        YEAR ENDED DECEMBER 31, 1995, 52 WEEKS ENDED DECEMBER 28, 1996,
  YEAR ENDED DECEMBER 31, 1997 AND THREE MONTHS ENDED MARCH 31, 1997 AND 1998
                                  (UNAUDITED)

                                                                  MARCH 31,
                                                                 -------------
                                          1995    1996    1997   1997    1998
                                         ------  ------  ------  -----  ------
                                                                 (UNAUDITED)
Net sales............................... $7,246  15,986  29,565  6,134  10,102
Cost of sales...........................  5,517  11,425  22,639  5,113   7,055
                                         ------  ------  ------  -----  ------
    Gross profit........................  1,729   4,561   6,926  1,021   3,047
                                         ------  ------  ------  -----  ------
Operating expenses:
  Selling...............................  1,620   3,270   5,656  1,147   2,132
  General and administrative............    633   1,066   2,384    399     581
                                         ------  ------  ------  -----  ------
    Total operating expenses............  2,253   4,336   8,040  1,546   2,713
                                         ------  ------  ------  -----  ------
    Operating income (loss).............   (524)    225  (1,114)  (525)    334
                                         ------  ------  ------  -----  ------
Other income (expense):
  Equity in loss of Sunrise Organic
   Farms, Inc...........................    (85)   (158)    --     --      --
  Interest income.......................    --       68      53    --      --
  Interest expense, net of interest
   capitalized of $330 during 1997......    (35)    (94) (1,126)  (153)   (492)
  Other, net............................     (2)    --      (35)   --      --
                                         ------  ------  ------  -----  ------
    Total other expense.................   (122)   (184) (1,108)  (153)   (492)
                                         ------  ------  ------  -----  ------
    Income (loss) from continuing
     operations before income taxes and
     minority interest..................   (646)     41  (2,222)  (678)   (158)
                                         ------  ------  ------  -----  ------
Income tax benefit (expense)............     30     (14)    513     64      43
Minority interest in loss of
 subsidiary.............................    --      --      687    571     --
                                         ------  ------  ------  -----  ------
    Income (loss) from continuing
     operations.........................   (616)     27  (1,022)   (43)   (115)
                                         ------  ------  ------  -----  ------
Discontinued dairy operations:
  Loss from operations (net of income
   tax benefit of $113).................   (406)    --      --     --      --
  Gain on disposal (net of income tax
   expense of $143).....................    513     --      --     --      --
                                         ------  ------  ------  -----  ------
    Income from discontinued
     operations.........................    107     --      --     --      --
                                         ------  ------  ------  -----  ------
    Net income (loss)................... $ (509)     27  (1,022)   (43)   (115)
                                         ======  ======  ======  =====  ======
Net income (loss) per share basic and
 diluted:
  Continuing operations................. $ (.22)    .01    (.23)  (.01)   (.02)
  Operations discontinued and sold......    .04     --      --     --      --
                                         ------  ------  ------  -----  ------
  Net income (loss) per share........... $ (.18)    .01    (.23)  (.01)   (.02)
                                         ======  ======  ======  =====  ======
Weighted average shares outstanding:
  Basic.................................  2,791   3,264   4,488  3,659   5,056
  Diluted...............................  2,791   3,283   4,488  3,659   5,056

          See accompanying notes to consolidated financial statements.

              HORIZON ORGANIC HOLDING CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

        YEAR ENDED DECEMBER 31, 1995, 52 WEEKS ENDED DECEMBER 28, 1996,
 YEAR ENDED DECEMBER 31, 1997 AND THREE MONTHS ENDED MARCH 31, 1998 (UNAUDITED)

                           COMMON STOCK        COMMON STOCK    ADDITIONAL                          TOTAL
                         ------------------  -----------------  PAID-IN   ACCUMULATED TREASURY STOCKHOLDERS'
                           SHARES    AMOUNT   SHARES    AMOUNT  CAPITAL     DEFICIT    STOCK      EQUITY
                         ----------  ------  ---------  ------ ---------- ----------- -------- -------------
Balance at January 1,
 1995...................  2,672,300  $ 267          --   $--    $ 1,657     $  (867)   $ --       $1,057
 Issuance of common
  stock upon conversion
  of a portion of a note
  payable to
  stockholder...........    100,000     10         --     --        115         --       --          125
 Issuance of common
  stock for cash........    100,000     10         --     --        115         --       --          125
 Net loss...............        --     --          --     --        --         (509)     --         (509)
                         ----------  -----   ---------   ----   -------     -------    -----      ------
Balance at December 31,
 1995...................  2,872,300    287         --     --      1,887      (1,376)     --          798
 Issuance of common
  stock upon conversion
  of certain director
  bridge loans..........     55,212      6         --     --        172         --       --          178
 Issuance of common
  stock for cash, net of
  offering costs........    721,188     72         --     --      2,189         --       --        2,261
 Net income.............        --     --          --     --        --           27      --           27
                         ----------  -----   ---------   ----   -------     -------    -----      ------
Balance at December 28,
 1996...................  3,648,700    365         --     --      4,248      (1,349)     --        3,264
 Exercise of employee
  stock options.........     15,300      1         --     --         50         --       --           51
 Issuance of common
  stock for cash, net of
  offering costs........        --     --      855,423      1     4,005         --       --        4,006
 Acquisition of common
  stock.................        --     --     (120,000)   --        --          --      (582)       (582)
 Issuance of common
  stock for senior
  subordinated notes
  payable...............        --     --      155,000    --        752         --       --          752
 Exchange of subsidiary
  stock for common
  stock................. (3,664,000)  (366)  3,664,000      4       362         --       --          --
 Exercise of employee
  stock options.........        --     --        7,750    --         39         --       --           39
 Stock issued for
  acquisition...........        --     --      490,245    --      2,378         --       --        2,378
 Net loss...............        --     --          --     --        --       (1,022)     --       (1,022)
                         ----------  -----   ---------   ----   -------     -------    -----      ------
Balance at December 31,
 1997...................        --     --    5,052,418      5    11,834      (2,371)    (582)      8,886
 Issuance of stock for
  services (unaudited)..        --     --        3,923    --         25         --       --           25
 Net loss (unaudited)...        --     --          --     --        --         (115)     --         (115)
                         ----------  -----   ---------   ----   -------     -------    -----      ------
Balance at March 31,
 1998 (unaudited).......        --   $ --    5,056,341   $  5   $11,859     $(2,486)   $(582)     $8,796
                         ==========  =====   =========   ====   =======     =======    =====      ======

          See accompanying notes to consolidated financial statements.

              HORIZON ORGANIC HOLDING CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

        YEAR ENDED DECEMBER 31, 1995, 52 WEEKS ENDED DECEMBER 28, 1996,
  YEAR ENDED DECEMBER 31, 1997 AND THREE MONTHS ENDED MARCH 31, 1997 AND 1998
                                  (UNAUDITED)

                                                                  MARCH 31,
                                                                --------------
                                        1995    1996    1997     1997    1998
                                        -----  ------  -------  ------  ------
                                                                 (UNAUDITED)
Cash flows from operating activities:
 Net income (loss)..................... $(509)     27   (1,022)    (43)   (115)
 Adjustments to reconcile net income
  (loss) to net cash from operating
  activities:
  Provision for doubtful accounts......    29      19        7       7       7
  Depreciation and amortization........   111      56    1,150      76     551
  Equity in loss of Sunrise Organic
   Farms, Inc..........................    85     158      509     209     --
  Interest receivable from Sunrise
   Organic Farms, Inc..................   --      (39)     --      --      --
  Loss on sale of cattle and
   equipment...........................    80     --     1,006     --      402
  Accretion on senior subordinated
   notes payable.......................   --      --        44     --       20
  Deferred income tax benefit..........   --      --      (513)    (64)    (43)
  Gain on disposal of dairy
   operations..........................  (656)    --       --      --      --
  Minority interest in loss of
   subsidiary..........................   --      --      (687)   (571)    --
  Change in operating assets and
   liabilities:
   Trade accounts receivable...........  (277)   (634)     523     821    (363)
   Accounts receivable from
    stockholders.......................   144     --       --      --
   Inventories.........................   469    (537)  (2,690)     20     434
   Other current assets................    (9)    (35)    (220)   (190)   (115)
   Feed deposits.......................    41     --       --      --      --
   Trade accounts payable..............   238       2    1,996     108     239
   Payable to affiliates...............   262     251     (513)   (513)    --
   Other accrued expenses..............    33     241      167      (5)    625
   Income taxes payable................   --       14      (14)    (14)    --
   Deferred rent payable...............    (3)    --       --      --      --
                                        -----  ------  -------  ------  ------
    Net cash provided by (used in)
     operating activities..............    38    (477)    (257)   (159)  1,642
                                        -----  ------  -------  ------  ------
Cash flows from investing activities:
 Purchase of Sunrise Organic Farms,
  Inc..................................   --      --    (3,566) (3,566)    --
 Investment in Sunrise Organic Farms,
  Inc..................................   --     (350)     --      --      --
 Advance to Sunrise Organic Farms,
  Inc..................................   --     (650)     --      --      --
 Purchases of equipment................   (33)   (145)  (3,472)    (42)   (670)
 Proceeds from equipment sales.........     5       1       66     --       45
 Purchases of cattle, including
  interest capitalized of $330 in
  1997.................................  (257)    --    (3,595)    --   (1,716)
 Proceeds from cattle sales............    34     --       279     --      183
 Cash transferred in disposal of dairy
  operations...........................   (66)    --       --      --      --
 Other assets..........................   (18)    (47)     285       3     (39)
                                        -----  ------  -------  ------  ------
    Net cash used in investing
     activities........................  (335) (1,191) (10,003) (3,605) (2,197)
                                        -----  ------  -------  ------  ------

              HORIZON ORGANIC HOLDING CORPORATION AND SUBSIDIARIES

                                 (IN THOUSANDS)

   YEAR ENDED DECEMBER 31, 1995, 52 WEEKS ENDED DECEMBER 28, 1996 YEAR ENDED DECEMBER 31, 1997 AND THREE MONTHS ENDED MARCH 31, 1997 AND 1998 (UNAUDITED)

                                                                MARCH 31,
                                                             -----------------
                                   1995    1996      1997     1997      1998
                                  ------  -------  --------  -------  --------
                                                               (UNAUDITED)
Cash flows from financing
 activities:
 Increase (decrease) in cash
  overdrafts..................... $   20      149      (642)    (169)      --
 Proceeds from line of credit....  1,326    6,759    24,411      --     11,450
 Repayments of line of credit....   (835)  (6,933)  (23,918)     --    (10,380)
 Repayments of term loan.........   (375)    (131)     (244)     (31)      --
 Proceeds from long-term debt,
  other than line of credit......    --       --      6,881    3,566       --
 Repayments of long-term debt,
  other than line of credit......    --       --       (440)     --       (108)
 Loan to Aurora Dairy
  Corporation....................    --       --       (250)     --        --
 Proceeds from director bridge
  loans..........................    --       775       --       --        --
 Repayments of director bridge
  loans..........................    --      (597)      --       --        --
 Proceeds from issuance of common
  stock, net.....................    125    2,261     4,848       52       --
 Payments to acquire treasury
  stock..........................    --       --       (582)     --        --
 Loan origination costs..........    --       (20)      --       --        --
                                  ------  -------  --------  -------  --------
    Net cash provided by
     financing activities........    261    2,263    10,064    3,418       962
                                  ------  -------  --------  -------  --------
Net increase (decrease) in cash
 and cash equivalents............    (36)     595      (196)     346       407
Cash and cash equivalents at
 beginning of year...............     41        5       600      600       404
                                  ------  -------  --------  -------  --------
Cash and cash equivalents at end
 of year......................... $    5      600       404      253       811
                                  ======  =======  ========  =======  ========
Supplemental disclosure of cash
 flow information:
 Cash paid during the year for
  interest, net of amount
  capitalized of $330............ $  151       97     1,024        8       458
                                  ======  =======  ========  =======  ========
 Cash paid during the year for
  income taxes................... $   --      --         31       23       --
                                  ======  =======  ========  =======  ========
 Noncash investing and financing
  activities:
  Additional capital lease
   obligations................... $   --      --         88      --         50
                                  ======  =======  ========  =======  ========
  The Company purchased the
   remaining 73.175% of common
   stock of Sunrise Organic
   Farms, Inc. in connection with
   this acquisition, assets
   acquired and liabilities were
   assumed as follows:
   Fair value of assets
    acquired..................... $  --       --     23,751   18,610       --
   Cash paid for common stock....    --       --     (3,566)  (3,566)      --
   Company stock issued for
    common stock.................    --       --     (2,378)     --        --
                                  ------  -------  --------  -------  --------
    Liabilities assumed.......... $  --       --     17,807   15,044       --
                                  ======  =======  ========  =======  ========
Common stock issued for
 services........................ $  --       --        --       --         26
                                  ======  =======  ========  =======  ========
Sale of dairy net assets in
 exchange for investment in
 Sunrise Organic Farms, Inc...... $1,829      --        --       --        --
Issuance of common stock upon
 conversion of debt:
 Director bridge loans...........    --       178       --       --        --
 Long-term debt payable to
  stockholder....................    125      --        --       --        --

          See accompanying notes to consolidated financial statements.

             HORIZON ORGANIC HOLDING CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          DECEMBER 31, 1995, DECEMBER 28, 1996 AND DECEMBER 31, 1997 (INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

(1) BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS

  Horizon Organic Holding Corporation (Company) is involved in the production and marketing of organic milk and other organic dairy products sold to natural food stores and supermarkets nationwide.

  The Company was established in October 1991 and, prior to May 1997, was involved only in the marketing of organic milk and other organic dairy products except for a portion of 1994 and 1995 in which the Company produced conventional milk through a dairy operation which was disposed of May 31, 1995. In March 1997, the Company acquired and began producing organic milk through a dairy operation located in Idaho from which the Company had previously purchased milk.

  On January 1, 1996, the Company changed its fiscal year end from December 31 to the Saturday nearest to December 31, beginning with the fiscal year ended December 28, 1996. On June 30, 1997, the Company changed its fiscal year to a December 31 year end. Accordingly, the accompanying consolidated financial statements are presented for the year ended December 31, 1995, the 52 weeks ended December 28, 1996 and the year ended December 31, 1997.

  Unaudited Interim Consolidated Financial Statements

  The unaudited interim consolidated financial statements as of March 31, 1998 and for the three months ended March 31, 1997 and 1998, are unaudited but, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, which are necessary for a fair presentation of financial condition, results of operations, and cash flows. The operating results for the three months ended March 31, 1998 are not necessarily indicative of the results that may be expected for the year ending December 31, 1998.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

  Prior to 1997, the Company consisted of one entity, Horizon Organic Dairy, Inc. For the year ended December 31, 1997, the consolidated financial statements include the accounts of all subsidiaries including Horizon Organic Dairy, Inc.; Horizon Organic Dairy, Idaho Farm, Inc.; and Horizon Organic Dairy, Maryland Farm, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

  Cash and Cash Equivalents

  The Company considers all highly liquid investments and securities with original maturities of three months or less at the time of purchase to be cash equivalents.

  Inventories

  Inventories are stated at the lower of cost (average cost or first-in, first-out method) or market.

  Property, Equipment and Cattle

  Property, equipment and cattle are carried at cost. Property (other than land) is depreciated using accelerated methods over the estimated useful lives which range from 20 to 27 years. Equipment and cattle

             HORIZON ORGANIC HOLDING CORPORATION AND SUBSIDIARIES are depreciated using an accelerated method over the estimated useful lives which range from five to seven years.

  The cost of cattle includes preproduction costs incurred from the time cattle arrive at the dairy until they enter the milking herd.

  Other Assets

  Other assets consist principally of loan origination fees and artwork and plates. The cost of artwork and plates are amortized using the straight-line method over three years. The loan origination fees are amortized using the interest method over the term of the respective loan. Accumulated amortization of loan origination fees, organization costs and artwork at December 28, 1996 and December 31, 1997 totaled $45,000 and $103,000, respectively.

  Goodwill

  Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the expected period to be benefited of 15 years.

  Revenue Recognition

  Net sales are recognized at the time of shipment, and provisions are made for allowances, returns and guarantees. Sales to new customers are generally made on a 90-day guarantee basis; if the customer is unable to sell all of the Company's products during the first 90 days after it becomes a customer, the Company issues a credit for unsold inventory. Estimated returns are recognized as a reduction to accounts receivable.

  Advertising Costs

  Advertising costs are expensed in the fiscal year incurred. Advertising costs, which are included in selling expenses, totaled $260,000, $51,000 and $33,000 during 1995, 1996 and 1997, respectively.

  Income Taxes

  The Company operated as an S corporation for federal income tax purposes through May 31, 1995. On June 1, 1995, the Company terminated its S corporation election. Since June 1, 1995, the Company has accounted for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS No. 109), Accounting for Income Taxes.

  Under SFAS No. 109, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

  Earnings Per Share

  The Company has adopted the requirements for Statement of Financial Account Standards No. 128, Earnings Per Share (SFAS 128) for all periods presented. SFAS 128 requires that a disclosure of "basic" earnings per share and "diluted" earnings per share. Basic earnings per share is computed by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding increased for potentially dilutive common shares outstanding during the period. The dilutive effect of stock options, warrants, and their equivalents is calculated using the treasury stock method. The dilutive effect of the exercise of options and warrants has not been included in the calculation of diluted earnings per share because the effect in loss years is antidilutive.

  Stock Option Plan and Stock Option Agreements

  Prior to January 1, 1996, the Company accounted for its stock option plan and stock option agreements in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense was recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123 (SFAS No. 123), Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income disclosures for employee stock option grants made in 1995 and thereafter as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosures required by SFAS No. 123.

  Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

  The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows (without interest costs) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company has recorded no impairment losses.

  Employee Benefit Plan

  The Company has a defined contribution retirment plan (Plan) under which eligible employees may elect to defer current compensation by up to certain statutorily prescribed annual limits and contribute such amount to the Plan. The Plan provides for the Company to match an employee's contribution in an amount up to 3% of such employee's compensation. The Company contributed $33,000 to the Plan for the year ended December 31, 1997.

  Significant Customers

  The Company has a distributor which is comprised of four regional distributors who have independent purchasing arrangements with the Company. Net sales to these regional distributors, individually, is less than 10% of total net sales.

  Use of Estimates

  The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of sales and expenses during the reporting period. Actual results could differ significantly from those estimates.

  Reclassifications

  Certain reclassifications have been made to the 1995 and 1996 financial statements to conform with the 1997 presentation.

             HORIZON ORGANIC HOLDING CORPORATION AND SUBSIDIARIES

(3) ACQUISITION OF SUNRISE ORGANIC FARMS, INC.

  At December 28, 1996, the Company owned a 26.825% interest in Sunrise Organic Farms, Inc. (Sunrise). The remaining interest in Sunrise was owned by certain stockholders and directors of the Company. The Company accounted for its investment in Sunrise using the equity method. Consistent with a 1995 option agreement with Sunrise, on March 20, 1997 the Company entered into an agreement with Sunrise to acquire the remaining 73.175% (293,694 shares) of Sunrise's issued and outstanding common stock. The purchase took place in two separate closings. At the first closing on March 20, 1997, the Company purchased 176,216 shares of Sunrise common stock at $20.24 per share for an aggregate purchase price of $3,566,514. Payment was made with subordinated promissory term notes. At the second closing on May 29, 1997, the Sunrise stockholders assigned their remaining 117,478 shares of common stock in Sunrise valued at $20.24 per share to the Company in exchange for $2,377,688 of the Company's common stock based on the estimated fair value of the common stock as negotiated between Sunrise and the Company. Also, at the second closing, the Sunrise stockholders received, on a pro rata basis, warrants to acquire 69,118 shares of the Company's common stock at an exercise price of approximately $5.34 or 110% of the per share purchase price paid by the investors in the private placement for the Company's stock of $4.85 per share. These warrants expire in March 1999.

  The acquisition has been accounted for by the purchase method and the results of operations of Sunrise have been included in the Company's consolidated financial statements from January 1, 1997, with a corresponding minority interest recorded for Sunrise's proportionate share of losses for the period from January 1, 1997 through May 31, 1997. The excess of the purchase price over the fair value of the net identifiable assets acquired of $2,306,736 has been recorded as goodwill.

  The following unaudited pro forma financial information presents the combined results of operations of the Company and Sunrise as if the acquisition had occurred at the beginning of 1997 and 1996, after giving effect to certain adjustments, including amortization of goodwill, additional depreciation expense, increased interest expense on debt related to the acquisition, and related income tax effects. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had the Company and Sunrise constituted a single entity during such periods.

                                                     52 WEEKS ENDED  YEAR ENDED
                                                      DECEMBER 28,  DECEMBER 31,
                                                          1996          1997
                                                     -------------- ------------
                                                             (UNAUDITED)
                                                           (IN THOUSANDS)
   Net sales........................................    $21,921        29,565
                                                        =======        ======
   Net loss.........................................    $  (741)       (1,974)
                                                        =======        ======

(4) INVENTORIES

  Inventories consisted of the following (in thousands):

                                                       DECEMBER 28, DECEMBER 31,
                                                           1996         1997
                                                       ------------ ------------
   Grain and feed.....................................     $--         3,662
   Crops growing, fertilizer and other................      --           325
   Finished goods.....................................      475          820
   Raw materials......................................       86           63
                                                           ----        -----
                                                           $561        4,870
                                                           ====        =====

             HORIZON ORGANIC HOLDING CORPORATION AND SUBSIDIARIES

(5) INVESTMENT IN AND ADVANCES TO SUNRISE ORGANIC FARMS, INC.

  The Company's share of Sunrise's undistributed losses prior to the 1997 acquisition totaled $44,000 (23.78%) for the period from June 1, 1995 through December 31, 1995 and $77,000 (26.825%) for the 52 weeks ended December 28, 1996. The losses recognized by the Company include the amounts stated above and amortization of intangible assets recognized by the Company in excess of the Company's proportionate share of Sunrise's net assets as reflected in Sunrise's financial statements.

  In June 1996, the Company advanced $650,000 to Sunrise under the terms of a note receivable. The note bore interest at a rate of 12.5%. The note was due and payable in full upon the earlier of December 31, 1999 or upon any occurrence of an event of default, as defined. Interest was payable monthly, commencing April 30, 1997, unless Sunrise's audited results do not show a profit. Accrued interest totaling $39,000 is included in "investment in and advances to Sunrise" at December 28, 1996. The note receivable was eliminated through the purchase of Sunrise.

(6) PROPERTY AND EQUIPMENT

  Property and equipment consisted of the following (in thousands):

                                                       DECEMBER 28, DECEMBER 31,
                                                           1996         1997
                                                       ------------ ------------
  Land and water rights...............................     $ --         2,799
  Dairy and feedlot...................................       --         8,600
  Rolling stock, vehicles and farm equipment..........       --         1,373
  Cream separator.....................................      551
  Employee housing....................................       --           930
  Intermediate crop life..............................       --            50
  Office equipment and other..........................      173           477
                                                           ----        ------
                                                            173        14,780
    Less accumulated depreciation.....................      (69)         (542)
                                                           ----        ------
    Total property and equipment......................     $104        14,238
                                                           ====        ======

  Included in property and equipment is $2,790,000 of purchases of land, dairy and feedlot, rolling stock, vehicles and farm equipment, and employee housing for the construction of a dairy in Maryland which began production in 1998. The Company expects to incur additional costs of approximately $500,000 to complete the construction of this dairy in 1998.

(7) CATTLE

  Cattle consists of the following (dollars in thousands):

                                                       DECEMBER 28, DECEMBER 31,
                                                           1996         1997
                                                       ------------ ------------
   Number of head--milking cows.......................      --         4,566
   Number of head--replacement heifers................      --         1,949
                                                           ----        -----
   Total cattle.......................................      --         6,515
                                                           ====        =====
   Cost--milking cows.................................     $--         6,568
   Cost--replacement heifers..........................      --         1,511
                                                           ----        -----
                                                            --         8,079
     Less accumulated depreciation....................      --          (427)
                                                           ----        -----
                                                           $--         7,652
                                                           ====        =====

              HORIZON ORGANIC HOLDING CORPORATION AND SUBSIDIARIES

  The Company has reflected its investment in cattle at cost. Cattle are depreciated using the straight-line method over 5 years to an estimated salvage value of $325 per head.

(8) LINE OF CREDIT AND TERM LOAN

  In November 1995, the Company entered into a credit agreement with a finance company, providing for two types of advances. The credit agreement, as amended in October 1996, provided for advances based on 75% of the Company's eligible trade accounts receivable, up to $2,000,000 (line of credit). The credit agreement also provided for an additional advance in the form of a term loan in the amount of $275,000 (term loan). The aggregate amount outstanding on the line of credit and the term loan could not exceed $2,000,000. Borrowings under the credit agreement were secured by substantially all assets of the Company. Amounts outstanding under the line of credit and term loan as of December 28, 1996 were $244,000. The credit agreement was terminated in 1997 and replaced by the revolving line of credit (note 9).

(9) LONG-TERM DEBT

  Long-term debt consisted of the following (in thousands):

                                                                 DECEMBER 31,
                                                                 -------------
                                                                 1996   1997
                                                                 -------------
   Subordinated notes payable with interest payable in monthly installments at prime (8.5% at December 31, 1997) plus 1%, with the unpaid balance due upon the earlier of March 20,
    2002, or the Company completing an initial public offer-
    ing.......................................................   $ --    3,566
   Senior subordinated notes payable with interest at 11%,
    payable in quarterly installments with the unpaid balance
    due upon the earlier of May 29, 2003, or the Company com-
    pleting an initial public offering........................    --     2,392
   Note payable to Farm Credit Services with interest at
    7.79%, payable in monthly installments with the unpaid
    balance due July 1, 2010, personally guaranteed by a
    stockholder...............................................    --     3,851
   Revolving line of credit with U.S. Bancorp Ag Credit, Inc.
    with maximum borrowing of $10,000,000 with interest at
    prime plus 1.25%, secured by substantially all assets of
    the Company, due June 30, 1999............................    --     6,953
   Note payable to 44 Exchange Services with interest at 8%,
    payable in monthly installments with the unpaid balance
    due October 27, 2002 secured by certain property..........    --       100
   Note payable to Peoples Bank of Kent County, Maryland with interest at 9%, payable in monthly installments with the
    unpaid balance due October 27, 2002 secured by certain
    property..................................................    --       700
   Obligations under capital leases with terms from two to
    five years with imputed interest rates ranging from 7.42%
    to 13.46% secured by related equipment some of which are
    personally guaranteed by a stockholder....................    --       951
                                                                 ----- -------
     Total long-term debt.....................................    --    18,513
   Less current portion.......................................    --      (553)
                                                                 ----- -------
     Long-term debt, excluding current portion................   $--    17,960
                                                                 ===== =======

              HORIZON ORGANIC HOLDING CORPORATION AND SUBSIDIARIES

  On May 29, 1997, in connection with the senior subordinated notes (Notes) due May 29, 2003, the Company issued 155,000 shares of its $.001 par value common stock. Accordingly, the Company recorded the $3,100,000 face amount notes net of $752,000 which is being accreted using the interest method over the term of the Notes. Interest expense of $44,000 was recorded in 1997 in connection with this transaction.

  The revolving line of credit, subordinated notes and notes payable contain certain covenants that, among other things, limit the Company's ability to incur additional debt, create liens, pay dividends or enter into certain other transactions, and which require the Company to meet certain financial provisions.

  Aggregate maturities of long-term debt on December 31, 1997 were as follows (in thousands):

   December 31:
     1998............................................................... $   553
     1999...............................................................   7,206
     2000...............................................................     170
     2001...............................................................     101
     2002...............................................................   4,429
     Thereafter.........................................................   6,054
                                                                         -------
       Total............................................................ $18,513
                                                                         =======

  The aggregate maturities of long-term debt reflect contractual due dates and do not consider expected payments on long-term debt from the proceeds of a proposed equity offering.

  The Company plans to repay long-term debt with a face amount of approximately $14.7 million at December 31, 1997 from the proceeds of a proposed equity offering expected to close in fiscal 1998. The repayment of debt with a face amount of $3.1 million will result in a loss on extinguishment. As of December 31, 1997, the loss on extinguishment would have been approximately $439,000, net of related income tax effects.

(10) INCOME TAXES

  Income tax (expense) benefit attributable to income (loss) from continuing operations consisted of (in thousands):

                                                     CURRENT DEFERRED TOTAL
                                                     ------- -------- -----
   Year ended December 31, 1995:
     U.S. federal...................................  $ 26     --       26
     State..........................................     4     --        4
                                                      ----     ---     ---
                                                      $ 30     --       30
                                                      ====     ===     ===
   52 weeks ended December 28, 1996:
     U.S. federal...................................  $(11)    --      (11)
     State..........................................    (3)    --       (3)
                                                      ----     ---     ---
                                                      $(14)    --      (14)
                                                      ====     ===     ===

             HORIZON ORGANIC HOLDING CORPORATION AND SUBSIDIARIES

                                                     CURRENT DEFERRED TOTAL
                                                     ------- -------- -----
   Year ended December 31, 1997:
     U.S. federal...................................  $--      452     452
     State..........................................   --       61      61
                                                      ----     ---     ---
                                                      $--      513     513
                                                      ====     ===     ===

  Income tax (expense) benefit attributable to income (loss) from continuing operations differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax income (loss) from continuing operations as a result of the following (in thousands):

                                                   FOR THE YEAR ENDED
                                         --------------------------------------
                                         DECEMBER 31, DECEMBER 28, DECEMBER 31,
                                             1995         1996         1997
                                         ------------ ------------ ------------
   Computed "expected" tax (expense)
    benefit............................     $ 220         (14)          755
   (Increase) reduction in income taxes
    resulting from:
     State and local income taxes, net
      of federal benefit...............         3          (2)           40
     Permanent differences.............        (1)         (6)          (60)
     Change in valuation allowance.....      (115)         (2)          122
     Adjustment for partial year S Cor-
      poration loss....................       (77)        --            --
     1997 pre-acquisition losses pur-
      chased...........................       --          --           (348)
     Other, net........................       --           10             4
                                            -----         ---          ----
                                            $  30         (14)          513
                                            =====         ===          ====

  The tax effects of temporary differences that give rise to significant portions of the deferred tax liabilities are presented below (in thousands):

                                                      DECEMBER 28, DECEMBER 31,
                                                          1996         1997
                                                      ------------ ------------
   Deferred tax assets:
     Trade accounts receivable, due to allowance for
      doubtful accounts.............................      $ 18            19
     Inventories, due to additional costs
      inventoried for tax purposes..................         4            12
     Equipment and cattle depreciation differences..         3           169
     Compensated absences, due to accrual for
      financial reporting purposes..................         6            20
     Net operating loss carryforwards...............        --           987
     Write off of intangibles in purchase account-
      ing...........................................        --            94
     Start-up costs capitalized for tax.............        --           170
     Investment in Sunrise, due to differences in
      basis.........................................        91            --
                                                          ----        ------
     Total gross deferred tax assets................       122         1,471
     Less valuation allowance for deferred tax as-
      sets..........................................      (122)           --
                                                          ----        ------
    Net deferred tax assets.........................        --         1,471
    Deferred tax liabilities--
     step-up of property, equipment and cattle in
      acquisition...................................                  (2,228)
                                                          ----        ------
       Net deferred tax liabilities.................      $ --          (757)
                                                          ====        ======

              HORIZON ORGANIC HOLDING CORPORATION AND SUBSIDIARIES

  In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment. Based upon management's projections of future taxable income and future taxable income generated from the reversal of deferred tax liabilities over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, accordingly, the valuation allowance of $122,000 in 1996 has been reduced to $-0- in 1997.

  At December 31, 1997, the Company has net operating loss carryforwards for U.S. federal income tax purposes of $2,598,000 which are available to offset future federal taxable income and expire in the following years (in thousands):

   2011.................................................................. $1,870
   2012..................................................................    728
                                                                          ------
     Total............................................................... $2,598
                                                                          ======

(11) DISPOSAL OF DAIRY OPERATIONS

  On May 31, 1995, the Company transferred the assets and liabilities of its dairy operations to Sunrise (formerly Aurora Dairy Corporation of Idaho, Inc.)
(ADCI) in exchange for 90,373 shares of Sunrise common stock with an estimated fair value of $1,829,000 or $20.24 per share as negotiated between Sunrise and the Company, resulting in a gain of $656,000 on the disposal of the dairy operations. In connection with this transaction, a lease agreement and management agreement with ADCI were terminated. In 1995, the Company incurred rental expenses totaling $80,000 under the dairy lease and management fees of $20,000. Additionally, the Company received an option to purchase the shares of Sunrise common stock currently owned or thereafter acquired by the president of Sunrise (228,141 shares at December 28, 1996 and December 31, 1995) at an option price of $20.24 per share through December 28, 1996 and December 31, 1999 and at appraised value beginning January 1, 2000 to December 31, 2005. The president and affiliates of Sunrise owned approximately 32% and 31% of the common stock of the Company at December 31, 1997 and 1996, respectively.

  The Company's discontinued dairy operations as well as the gain on disposal have been reflected as discontinued operations in the Company's 1995 statement of operations. Such discontinued operations had revenues of $967,000 for the year ended December 31, 1995.

(12) STOCKHOLDERS' EQUITY

  In 1995, the Company's Chief Executive Officer purchased 100,000 shares of common stock for $125,000 by exercising options.

  The Company completed a private offering (Offering) of its $.10 par value common stock during July 1996 for $2.5 million. The Offering consisted of 776,400 shares of common stock at $3.22 per share. The Company received proceeds of $2,322,000 which was reduced by net offering costs of $61,000 for 721,188 of

             HORIZON ORGANIC HOLDING CORPORATION AND SUBSIDIARIES the shares in the Offering. The remaining 55,212 shares, also at $3.22 per share, extinguished $178,000 of director bridge loans. The proceeds were used to: 1) expand the Company's product line to include cream cheese and other dairy products; 2) advance funds to Sunrise totaling $650,000; 3) repay $597,000 of director bridge loans; and 4) provide working capital. The Company repaid $597,000 of the $775,000 director bridge loans in cash.

  The Company completed a private offering (Second Offering) of its $.001 par value common stock on May 29, 1997. The Second Offering consisted of 855,423 shares of common stock at approximately $4.85 per share. Simultaneously, the Company exchanged all the common stock of Horizon Organic Dairy, Inc. for common stock of the Company so that only the Company's common stock was outstanding as of May 29, 1997. The Company received proceeds of $4,149,000 which was reduced by $143,000. Also on May 29, 1997, the Company acquired 120,000 shares of its $.001 par value common stock at $4.85 per share.

  On May 29, 1997, the Company issued 155,000 shares of its $.001 par value common stock in connection with the issuance of the senior subordinated notes payable due May 29, 2003 (note 9).

  In connection with the acquisition of Sunrise, the Company issued 490,245 shares of its $.001 par value common stock at an estimated value of $2,378,000 for common stock of Sunrise.

(13) STOCK OPTION PLAN AND STOCK OPTION AGREEMENTS

  In October 1995, the Company reserved 250,000 shares of its common stock for an incentive stock option plan (Plan) it implemented for key employees. In December 1997 the Company reserved an additional 500,000 shares for the Plan. Options are granted at the discretion of the Board of Directors with an exercise price equal to the stock's estimated fair market value at date of grant as determined by the Board of Directors.

  In fiscal 1995 a total of 345,000 shares were granted by the Board. 100,000 nonqualified shares were granted to the Company's Chief Executive Officer and were exercised in 1995. 90,000 nonqualified shares were granted to directors that vested immediately and expire in 2004. 135,000 nonqualified shares were granted to the Chief Executive Officer that vest 10% in 1995, 20% in 1996, 30% in 1997, and 40% in 1998, and expire in 2001. 20,000 qualified shares were granted to employees that fully vest in five years; 25% per year beginning one year after the grant date and expire in 2000.

  In 1996, 113,943 shares were granted by the Board. 70,000 qualified shares were granted to employees that fully vest in five years; 25% per year beginning one year after the grant date and expire in 2001. 25,000 nonqualified shares were granted to directors and vest in five years; 25% per year beginning one year after grant date and expire in 2001. 2,143 nonqualified shares were granted to an outside consultant that vest immediately and expire in 1999. 16,800 qualified shares were granted to employees that vest immediately and expire in 1997.

  In fiscal 1997 a total of 214,125 shares were granted by the Board. 4,000 nonqualified shares were granted to outside agents that vest immediately and expire in 2000. 186,125 qualified shares were granted to employees that fully vest in five years; 25% per year beginning one year after grant date and expire in 2002. 9,000 qualified shares were granted to employees that fully vested on November 1, 1997 and expired on November 30, 1997. 15,000 nonqualified shares were granted to directors that fully vest in five years, or 25% per year beginning one year after grant date and expire in 2002.

  The per share weighted-average fair value of stock options granted during 1995, 1996 and 1997 was $0.26, $0.70 and $1.12, respectively, on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: 1995--no expected dividend yield, risk-free interest rates

             HORIZON ORGANIC HOLDING CORPORATION AND SUBSIDIARIES ranging from 5.55% to 7.56% depending on the life of the option, and expected option lives ranging from 5 to 9 years; 1996--no expected dividend yield, risk-free interest rates ranging from 5.44% to 6.73% depending on the life of the option, and expected option lives ranging from 3 to 5 years; 1997--no expected dividend yield, risk-free interest rates ranging from 5.78% to 5.80% depending on the life of the option, and expected option lives ranging from 3 to 4 years.

  The Company applies the principles in APB Opinion No. 25 in accounting for its Plan and stock option agreements and, accordingly, no compensation cost has been recognized for its stock options in the accompanying consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been reduced, or net loss increased, to the pro forma amounts indicated below (in thousands):

                                                              FOR FISCAL YEAR
                                                             ------------------
                                                             1995   1996  1997
                                                             -----  ---- ------
   Net income (loss), as reported........................... $(509)  27  (1,022)
                                                             =====  ===  ======
   Net income (loss), pro forma............................. $(544)  14  (1,037)
                                                             =====  ===  ======

  The above pro forma disclosures are not necessarily representative of the effect on the reported net income (loss) for future periods because options vest over several years and additional awards are made each year. In addition, compensation cost for options granted prior to January 1, 1995, has not been considered.

  Stock option activity during the years indicated was as follows:

                                                                   WEIGHTED
                                     NUMBER OF     RANGE OF        AVERAGE
                                      SHARES    EXERCISE PRICES EXERCISE PRICE
                                     ---------  --------------- --------------
Balance at December 31, 1994........      --
  Granted...........................  345,000    $1.25--$2.10       $1.63
  Exercised......................... (100,000)       $1.25          $1.25
                                     --------
Balance at December 31, 1995........  245,000    $1.25--$2.10       $1.78
  Granted...........................  113,943    $2.00--$3.50       $3.29
  Canceled..........................   (5,000)       $2.00          $2.00
                                     --------
Balance at December 28, 1996........  353,943    $1.25--$3.50       $2.53
  Granted...........................  214,125    $4.85--$6.50       $5.60
  Exercised.........................  (23,050)   $3.38--$5.05       $3.94
  Canceled..........................   (4,750)   $3.38--$5.05       $4.52
                                     --------
Balance at December 31, 1997........  540,268    $1.25--$6.50       $3.28
                                     ========
Number of options exercisable at
 December 31,1997...................  188,629    $1.25--$4.85       $1.51
                                     ========

  Canceled options are a result of employee terminations or forfeitures.

                                   WEIGHTED-
                                    AVERAGE           NUMBER          WEIGHTED-
                      NUMBER       REMAINING      EXERCISABLE AT   AVERAGE EXERCISE
   EXERCISE PRICE   OUTSTANDING CONTRACTUAL LIFE DECEMBER 31, 1997      PRICE
   --------------   ----------- ---------------- ----------------- ----------------
   $1.25........      225,000         4.7             163,035           $1.25
    2.00.......        18,000         3.0               7,500            2.00
    3.22--
    3.50.......        92,143         3.3              14,094            3.27
    4.85--
    6.50.......       205,125         4.4               4,000            4.85
                      -------                         -------
                      540,268         3.8             188,629           $3.28
                      =======         ===             =======           =====

              HORIZON ORGANIC HOLDING CORPORATION AND SUBSIDIARIES

(14) LEASES

  The Company has several noncancelable operating leases, primarily for office space and office equipment, expiring at various dates from 1998 to 2007. These leases generally require the Company to pay all executory costs such as maintenance and insurance. Rent expense totaled $38,000 in 1995, $57,000 in 1996 and $151,000 in 1997.

  Future minimum lease payments under noncancelable operating and capital leases (with initial or remaining lease terms in excess of one year) as of December 31, 1997 were as follows (in thousands):

                                                               CAPITAL OPERATING
                                                               LEASES   LEASES
                                                               ------- ---------
   Year ended December 31:
     1998.....................................................  $ 416      236
     1999.....................................................    416      223
     2000.....................................................    276      199
     2001.....................................................    160      176
     Thereafter...............................................    303      170
                                                                -----    -----
       Total minimum lease payments...........................  1,571    1,004
                                                                         =====
   Less amounts representing interest.........................   (620)
                                                                -----
       Present value of minimum capital lease payments........    951
   Less current portion.......................................   (349)
                                                                -----
       Capital lease obligations, less current portion........  $ 602
                                                                =====

(15) FAIR VALUE OF FINANCIAL INSTRUMENTS

  The carrying amounts of cash and cash equivalents, trade accounts receivable, other current assets, other assets, trade accounts payable, cash overdrafts, payable to affiliates and other accrued expenses approximate fair value because of the short maturity of these instruments.

  The carrying amount of the note receivable approximates fair value because the interest rate currently offered by the Company approximates rates currently offered by lending institutions for loans of similar terms to companies with comparable credit risk and because the interest rate is variable.

  The carrying amounts of long-term debt approximates fair value because the interest rates are variable at market rates or because the rates are based on currently offered rates by lending institutions for similar debt instruments of comparable maturities.

(16) RELATED PARTY TRANSACTIONS

  The Company subleases a portion of its office to a company controlled by a director and stockholder of the Company. The term of the sublease runs from October 1, 1997 through December 31, 1998. Rental income under the agreement is approximately $1,900 per month.

             HORIZON ORGANIC HOLDING CORPORATION AND SUBSIDIARIES

  A director and stockholder of the Company owns a ranch at which the Company periodically stores and feeds the Company's cattle for $1.60 per day, per cow. The Company incurred expenses of approximately $155,000 under this informal agreement in 1997.

  One of the Company's milk processors is controlled by a director of the Company. Payments to this processor for milk processing were $5,000, $286,000 and $660,000 during 1995, 1996 and 1997, respectively.

  Since its inception, the Company has relied in part on loans from related parties to fund its capital needs. These loans bore interest rates consistent with market rates of interest had the Company obtained these loans from independent third parties. No amounts under these loans were due as of December 31, 1995 and December 28, 1996. Amounts due to related parties under these loans as of December 31, 1997 were $6,667,000.

  The Company pays fees to one of its directors for the guarantee of certain debt at one percent of the amount guaranteed. During 1997, the Company paid approximately $55,000 to this director in connection with guarantee fees.

  The Company paid management fees to a company controlled by one of its directors for management of its dairy operations. The Company paid approximately $210,000 in management fees in 1997. The agreement terminated in November 1997.

(17) PURCHASE COMMITMENTS

  The Company has entered into an agreement with an unaffiliated supplier to purchase certified organic milk through December 31, 1998. The agreement requires minimum weekly purchases by the Company which are based on forecasted requirements, not to be less than established minimums. To the extent that the Company does not make the required minimum purchases it is required to pay amounts equal to the difference between the selling price of certified organic milk and the selling price of conventional milk to the supplier for the supplier's loss of the organic premium it would have received had the Company made its required purchases. The Company paid for losses of organic premiums in connection with milk supply contracts in 1995 and 1996 of $198,000 and $73,000, respectively. The Company did not incur losses of organic premiums in connection with milk supply contracts in 1997.

(18) SUBSEQUENT EVENT

  On April 8, 1998, the Company acquired certain assets including inventory and the Juniper Valley Farms brand name for $6,000,000. The acquisition was financed with two new notes payable; $2,000,000 payable to a bank which bears interest at prime plus 2% and is due July 31, 1998 and $4,000,000 of which is non-interest bearing and is due July 8, 1998. The Company also issued a warrant exercisable for 3,500 shares of common stock with an exercise price of $8.00 per share which expires April 8, 2000.

             HORIZON ORGANIC HOLDING CORPORATION AND SUBSIDIARIES

                          SUNRISE ORGANIC FARMS, INC.
                (F/K/A AURORA DAIRY CORPORATION OF IDAHO, INC.)
                             WESTMINSTER, COLORADO

                             FINANCIAL STATEMENTS

                            AS OF DECEMBER 31, 1996
                       WITH INDEPENDENT AUDITOR'S REPORT

                         INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Sunrise Organic Farms, Inc.
(f/k/a Aurora Dairy Corporation of Idaho, Inc.)
Westminster, Colorado

  We have audited the accompanying balance sheet of Sunrise Organic Farms, Inc. (f/k/a Aurora Dairy Corporation of Idaho, Inc.), as of December 31, 1996 and the related statements of operations, stockholders' equity and cash flows for the year ended 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sunrise Organic Farms, Inc. (f/k/a Aurora Dairy Corporation of Idaho, Inc.), as of December 31, 1996 and the results of its operations and its cash flows for the year ended 1996 in conformity with generally accepted accounting principles.

/s/ Eide Helmeke PLLP

April 9, 1997
Fargo, North Dakota

                          SUNRISE ORGANIC FARMS, INC.
                (F/K/A AURORA DAIRY CORPORATION OF IDAHO, INC.)

                              BALANCE SHEET-ASSETS

                                                                   DECEMBER 31,
                                                                       1996
                                                                   ------------
Current Assets:
  Cash............................................................ $     5,292
  Accounts receivable milk........................................     306,440
  Accounts receivable related party (Note 12).....................     828,349
  Accounts receivable other.......................................      27,287
  Inventories (Note 3)............................................   1,338,464
  Prepaid expenses................................................     294,359
                                                                   -----------
    Total current assets..........................................   2,800,191
                                                                   -----------
Cattle:
  Cattle (Note 4).................................................   7,766,729
  Accumulated depreciation (loss).................................    (960,235)
                                                                   -----------
    Total cattle..................................................   6,806,494
                                                                   -----------
Property and Equipment:
  Dairy operations................................................   3,241,674
  Farming operations..............................................   2,652,652
  Equipment and vehicles..........................................   1,314,981
                                                                   -----------
                                                                     7,209,307
  Accumulated depreciation (loss).................................    (971,600)
                                                                   -----------
    Total property and equipment..................................   6,237,707
                                                                   -----------
Other Assets:
  Loan fees and origination costs, net of accumulated amortization
   of $23,604 (Note 1) ...........................................     101,898
  Goodwill, net of accumulated amortization of $69,454 (Note 2)...     149,985
  Investments (Note 1)............................................     356,000
  Capital retainage with cooperatives (Note 1)....................     262,055
  Deferred income taxes (Note 8)..................................     520,000
                                                                   -----------
    Total other assets............................................   1,389,938
                                                                   -----------
      Total Assets................................................ $17,234,330
                                                                   ===========

                 See accompanying Notes to Financial Statements

                          SUNRISE ORGANIC FARMS, INC.
                (F/K/A AURORA DAIRY CORPORATION OF IDAHO, INC.)

              BALANCE SHEET--LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                   DECEMBER 31,
                                                                       1996
                                                                   ------------
Current Liabilities:
  Accounts payable--trade......................................... $   381,535
  Accrued expenses................................................     179,124
  Current portion of deferred income taxes (Note 8)...............         --
  Current portion of long-term debt (Note 6)......................     175,506
  Current portion of liability under capital leases (Note 7)......     245,655
                                                                   -----------
    Total current liabilities.....................................     981,820
                                                                   -----------
Commitments and Contingencies (Note 9)
Long-Term Debt:
  Notes payable, net of current portion (Note 6)..................  11,601,518
  Liabilities under capital leases, net of current portion
   (Note 7).......................................................     482,252
                                                                   -----------
    Total long-term debt..........................................  12,083,770
                                                                   -----------
Deferred income taxes, net of current portion (Note 8)............     520,000
                                                                   -----------
    Total liabilities.............................................  13,585,570
                                                                   -----------
Commitments and Contingencies (Note 9)

Stockholders' Equity:
  Common stock--no stated value; authorized--10,000,000 shares;
   issued and outstanding--401,360 shares ........................   5,814,695
  Accumulated deficit.............................................  (2,165,955)
                                                                   -----------
    Total stockholders' equity....................................   3,648,740
                                                                   -----------
      Total Liabilities and Stockholders' Equity.................. $17,234,330
                                                                   ===========


                 See accompanying Notes to Financial Statements

                          SUNRISE ORGANIC FARMS, INC.
                (F/K/A AURORA DAIRY CORPORATION OF IDAHO, INC.)

                              STATEMENT OF INCOME

                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                                       1996
                                                                   ------------
Income:
  Milk sales...................................................... $11,162,181
                                                                   -----------
                                                                    11,162,181
                                                                   -----------
Operating Expenses:
  Cattle costs....................................................   1,834,651
  Milk marketing costs............................................     291,703
  Feed costs......................................................   6,644,959
  Operating payroll...............................................   1,223,788
  Dairy operating expenses........................................   1,304,041
  General and administrative......................................     550,725
                                                                   -----------
    Total operating expenses......................................  11,849,867
                                                                   -----------
Operating Loss....................................................    (687,686)
                                                                   -----------
  Interest expense................................................    (571,240)
                                                                   -----------
Net Loss Before Income Taxes......................................  (1,258,926)
Benefit from Income Taxes
  Deferred........................................................     975,000
                                                                   -----------
    Total Benefit from Income Tax.................................     975,000
                                                                   -----------
      Net Loss.................................................... $  (283,926)
                                                                   ===========


                 See accompanying Notes to Financial Statements

                          SUNRISE ORGANIC FARMS, INC.
                (F/K/A AURORA DAIRY CORPORATION OF IDAHO, INC.)

                       STATEMENT OF STOCKHOLDERS' EQUITY

                                            ADDITIONAL
                                   COMMON    PAID-IN   ACCUMULATED
                                   STOCK     CAPITAL     DEFICIT      TOTAL
                                 ---------- ---------- -----------  ----------
Balance, December 31, 1995...... $5,386,979    $ 0     $(1,882,029) $3,504,950
 Issuance of 21,132 shares of
  common stock..................    427,716    --              --      427,716
 Net loss.......................        --     --         (283,926)   (283,926)
                                 ----------    ---     -----------  ----------
Balance, December 31, 1996...... $5,814,695    $ 0     $(2,165,955) $3,648,740
                                 ==========    ===     ===========  ==========


                 See accompanying Notes to Financial Statements

                          SUNRISE ORGANIC FARMS, INC.
                (F/K/A AURORA DAIRY CORPORATION OF IDAHO, INC.)

                            STATEMENT OF CASH FLOWS

                                                                       1996
                                                                    ----------
Cash Flows from Operating Activities:
  Net loss......................................................... $ (283,926)
  Non-cash items included in net income:
    Depreciation and amortization..................................    985,007
    Loss on sale of property, equipment and cattle.................    999,244
    Deferred income taxes..........................................   (975,000)
  Changes in working capital items:
    Accounts receivable............................................   (190,475)
    Inventories....................................................    132,325
    Prepaid expenses...............................................   (287,973)
    Accounts payable...............................................   (459,313)
    Accounts expenses..............................................     62,478
                                                                    ----------
      Net cash used in operating activities........................    (17,633)
Cash Flows from Investing Activities:
  Purchase of cattle............................................... (3,472,129)
  Proceeds from the sale of cattle.................................  1,698,223
  Purchase of property and equipment...............................   (131,249)
  Proceeds from the sale of property and equipment.................      9,000
  Disbursement for loan fees.......................................    (37,625)
  Other assets.....................................................   (133,182)
                                                                    ----------
      Net cash used in investing activities........................ (2,066,962)
                                                                    ----------
Cash Flow from Financing Activities:
  Capital contributions............................................        --
  Proceeds from issuance of common stock...........................    427,716
  Proceeds from line of credit borrowings..........................  1,539,113
  Proceeds from issuance of long-term debt.........................  1,200,000
  Payments on long-term debt.......................................   (912,394)
  Payments on capital leases.......................................   (242,051)
                                                                    ----------
      Net cash provided by financing activities....................  2,012,384
                                                                    ----------
Net decrease in Cash...............................................    (72,211)
Cash, Beginning of Year............................................     77,503
                                                                    ----------
Cash, End of Year.................................................. $    5,292
                                                                    ==========
Supplemental Disclosures of Cash Flow Information
  Cash payments for interest....................................... $  281,262
                                                                    ==========
Supplemental Schedule of Non-Cash Financing Activities
  Capital lease obligations incurred for use of equipment.......... $  275,961
                                                                    ==========

                 See accompanying Notes to Financial Statements

                          SUNRISE ORGANIC FARMS, INC.
                (F/K/A AURORA DAIRY CORPORATION OF IDAHO, INC.)

                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 1996

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Nature of Business

  Sunrise Organic Farms, Inc. (f/k/a Aurora Dairy Corporation of Idaho, Inc.) was formed on April 28, 1993, pursuant to the laws of the state of Colorado. Sunrise Organic Farms, Inc. (the Company) is primarily involved in the commercial and organic dairy and farming industry.

  Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Inventories

  Harvested and growing crop inventories are stated at the lower of accumulated cost or market. Purchased grain and feed inventories and other inventories are stated at the lower of cost (first-in, first-out) or market.

  The Company follows a policy of hedging certain feed inventory. These hedges are made to reduce the price risk of market fluctuations. These futures contracts qualify as hedges under the criteria established in Statement of Financial Accounting Standards No. 80 "Accounting for Futures Contracts". Accordingly gains or losses arising from closed hedging transactions are included as a cost of the feed inventory and reflected in the statement of operations when the product is sold.

  Cattle, Property and Equipment

  Cattle, property and equipment are carried at cost. The Company provides for depreciation on cattle, property and equipment using the straight-line method over the estimated useful lives of the property, which range as follows:

   Cattle........................................................... 5 years
   Buildings and improvements....................................... 25-40 years
   Milking barns.................................................... 15-25 years
   Equipment........................................................ 10-15 years
   Vehicles......................................................... 5 years
   Intermediate-life plants......................................... 5 years
   Soil conversion costs............................................ 4 years

  The cost of cattle includes preproductive costs incurred from the time the cattle arrive at the dairy until they enter the milking herd.

  Intermediate-life plants represent perennial plants that have growth cycles of more than one year. The Company classifies alfalfa as an intermediate-life plant.

  Soil conversion costs include costs incurred converting the land to be certified as organic. The conversion process began in 1994 and will be complete in 1997.

  The Company computes depreciation on these assets based upon salvage values ranging from 35% to 80% of cost. Maintenance and repairs of property and equipment are charged to operations and major improvements are capitalized. Upon retirement, sale or other disposition of cattle, property and equipment, the cost and related accumulated depreciation are removed from the appropriate asset and depreciation accounts and the resulting gain or loss is reflected in income.

  Intangible Assets

  Loan fees and origination costs are being amortized using the straight-line method. Loan fees are amortized over the life of the related loans. Organization costs are amortized over the estimated useful life of 5 years. Goodwill relates to the Company's acquisition of certain assets discussed more fully in Note 2, and is being amortized over the estimated useful life of 5 years.

  Investments

  Investments consist of Farm Credit Services stock and are stated at cost. The Farm Credit Services stock is held in conjunction with the bank debt discussed in Note 6 and will be refunded as the debt is repaid.

  Capital Retainage with Cooperatives

  Capital retainage with cooperatives represent the Company's ownership interest in one milk cooperative. The cooperative retains the capital monthly from the Company's milk sales. According to the bylaws of the cooperative, capital retained will ultimately be refunded to the Company.

  Income Taxes

  Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. As discussed in Note 9, upon termination of "S" Corporation status for income tax purposes, the Company was required to record additional deferred income taxes during 1995.

NOTE 2: ISSUANCE OF COMMON STOCK FOR NET ASSETS

  On May 31, 1995, the Company issued 82 shares of common stock with a value of $1,829,113 for certain assets, subject to related liabilities, to Natural Horizons, Inc. (NHI). Prior to May 31, 1995, the Company had contracted with NHI to lease one half of its Magic Valley, Idaho dairy facilities to NHI and had contracted to manage and oversee NHI's organic milk production operations. Effective May 31, 1995, this agreement was terminated upon the Company acquiring NHI's organic milk production operation.

  The excess of the total acquisition cost over the fair value of the net assets acquired of $219,438 is being amortized over five years by the straight-line method.

  The acquisition has been accounted for as a purchase and results of operations of NHI since the date of acquisition are included in the financial statements. The assets acquired and liabilities assumed are summarized as follows:

   Current assets.................................................. $   569,181
   Dairy herd and cattle...........................................   3,036,225
   Other assets....................................................     222,057
   Current liabilities.............................................     (78,913)
   Notes payable, Farm Credit......................................  (2,138,875)
                                                                    -----------
     Net assets acquired........................................... $ 1,609,675
                                                                    ===========

                          SUNRISE ORGANIC FARMS, INC.
                (F/K/A AURORA DAIRY CORPORATION OF IDAHO, INC.)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

  Unaudited results of operations for the five months ended May 31, 1995, for Aurora Dairy Corporation of Idaho, Inc. reflect a net loss of approximately $1,407,000.

NOTE 3: INVENTORIES

  Inventories consist of the following at December 31, 1996:

                                                                        1996
                                                                     ----------
   Grain and Feed................................................... $1,182,928
   Crops growing/fertilizer/other...................................    155,536
                                                                     ----------
                                                                     $1,338,464
                                                                     ==========

NOTE 4: CATTLE

  The Company has reflected its investment in cattle at cost. The cattle are being depreciated using the straight-line method of accounting over 5 years with an estimated salvage value of approximately $550 per head. The following information relates to the cattle at December 31:

                                                                           1996
                                                                           -----
   Number of Head--milking cows........................................... 4,440
   Number of Head--replacement heifers....................................   990
                                                                           -----
     Total Cattle......................................................... 5,430
                                                                           =====

                                                                        1996
                                                                     ----------
   Cost--milking cows............................................... $6,764,549
   Cost--replacement heifers........................................  1,002,180
                                                                     ----------
                                                                      7,766,729
     Less: Accumulated Depreciation.................................   (960,235)
                                                                     ----------
                                                                     $6,806,494
                                                                     ==========

  Depreciation expense on cattle totaled $774,316 for the year ended December 31, 1996.

NOTE 5: PROPERTY AND EQUIPMENT

  Property and equipment includes the following at December 31:

                                                                        1996
                                                                     ----------
   Dairy facility:
     Land........................................................... $  105,200
     Milking equipment..............................................  1,008,068
     Milking barns..................................................    585,216
     Corrals and fencing............................................  1,543,190
                                                                     ----------
                                                                      3,241,674
                                                                     ----------
   Farms, feedlot, mill and homes:
     Land...........................................................    199,676
     Buildings and improvements.....................................  1,755,373
     Mobile homes...................................................    286,504
     Construction in progress.......................................     36,424
     Intermediate life plants.......................................     94,675
     Soil conversion costs..........................................    280,000
                                                                     ----------
                                                                      2,652,652
                                                                     ----------
     Equipment and vehicles.........................................  1,314,981
                                                                     ----------
                                                                      7,209,307
       Less accumulated depreciation................................   (971,600)
                                                                     ----------
                                                                     $6,237,707
                                                                     ==========

                          SUNRISE ORGANIC FARMS, INC.
                (F/K/A AURORA DAIRY CORPORATION OF IDAHO, INC.)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

  Depreciation expense on property and equipment totaled $261,246 for the year ended December 31, 1996.

NOTE 6: LONG-TERM DEBT

  Long-term debt consists of the following at December 31:

                                                                       1996
                                                                    -----------
   Revolving line of credit........................................ $ 7,100,000
   Term loan.......................................................   4,027,024
   Fixed rate subordinated debenture (Related Party)...............     650,000
                                                                    -----------
                                                                     11,777,024
     Less current maturities.......................................    (175,506)
                                                                    -----------
                                                                    $11,601,518
                                                                    ===========

  The following is a schedule by year of the approximate maturities of the long-term debt:

   Years Ending December 31:
     1997.......................................................... $   175,506
     1998..........................................................   7,289,676
     1999..........................................................     854,991
     2000..........................................................     221,543
     2001..........................................................     239,431
     Thereafter....................................................   2,995,877
                                                                    -----------
                                                                    $11,777,024
                                                                    ===========

  The Company has a $7,105,265 revolving line-of-credit agreement with a bank. Advances bear interest, payable monthly, at a variable rate which is subject to adjustment by the lender from time to time. The Company has the option to "carve out" any portion of the unpaid loan balance at any time and covert it to a fixed rate which is based on the yield of certain U.S. Treasury securities. At December 1996, the revolving line of credit consists of the following:

                          SUNRISE ORGANIC FARMS, INC.
                (F/K/A AURORA DAIRY CORPORATION OF IDAHO, INC.)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

   8.07%, variable rate.............................................. $2,500,000
   7.80%, fixed rate.................................................  4,600,000
                                                                      ----------
                                                                      $7,100,000
                                                                      ==========

  The agreement contains provisions relating to submission of timely financial information, maintenance of financial ratios, and restriction of ownership transfers and transactions with affiliates. The note is collateralized by accounts receivable, inventories, cattle, equipment and other assets, and is guaranteed by a major stockholder. Principal is due in full on June 1, 1998. The Company has approximately $5,265 of additional borrowing available on the line of credit at December 31, 1996.

  The Company has a term loan agreement with a bank which bears interest at a variable rate based on the yield of certain U.S. Treasury securities, subject to a maximum rate of 13.79%. The current interest rate (7.79% at December 31, 1996) will remain in effect until July 1, 2000. At that date and on that date every five years thereafter, the interest rate may change by a maximum of 4.00%. The note is payable at monthly payments of $40,253, including interest through July 1, 2010. The agreement contains provisions relating to the submission of timely financial information, maintenance of financial ratios and restriction of certain transactions. The note is collateralized by real estate and personal property, and is guaranteed by a major stockholder.

  The fixed rate debenture is payable annually plus interest on the earlier of April 30th of each year or within 10 business days of the completion of audited financial statements. The annual payment is required only if the Company reports a profit on the audited financial statements or if the payment is authorized by Farm Credit Services. If the Company does not meet the annual payment terms, the principal and interest are accrued until the payment conditions are met or upon maturity of the debenture on December 31, 1999.

NOTE 7: LEASES

  At December 31, 1996, equipment with a net book value of approximately $1,154,000 is being leased. The equipment and the related liability under the capital leases have been recorded at the present value of the future payments, discounted at rates ranging from 7.55% to 8.20%.

  The following is a schedule by years of the future minimum lease payments under capital leases together with the present value of then net minimum lease payments as of December 31, 1996:

   Years Ending December 31:
     1997.............................................................. $290,842
     1998..............................................................  288,660
     1999..............................................................  165,998
     2000..............................................................   67,567
                                                                        --------
       Total minimum lease payments.................................... $813,067
       Less: amount representing interest..............................  (85,160)
                                                                        --------
         Present value of net minimum lease payments................... $727,907
                                                                        ========

                          SUNRISE ORGANIC FARMS, INC.
                (F/K/A AURORA DAIRY CORPORATION OF IDAHO, INC.)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

NOTE 8: INCOME TAX MATTERS

  The Company's net deferred tax liabilities consist of the following components as of December 31:

                                                                         1996
                                                                       --------
   Deferred tax asset:
     Net operation loss carryforward.................................. $520,000
   Deferred tax liabilities:
     Deferred income taxes relating to the carrying value of property and equipment for financial reporting purposes in excess of the carrying value for income tax purposes resulting from differing depreciation and cost capitalization policies...................  520,000
                                                                       --------
     Net deferred tax liabilities..................................... $    --
                                                                       ========

  The components giving rise to the net deferred tax liabilities described above are included in the accompanying balance sheets as of December 31, are as follows:

                                                                        1996
                                                                      --------
   Non-current assets................................................ $520,000
   Noncurrent liabilities............................................ (520,000)
                                                                      --------
                                                                      $    --
                                                                      ========

  The components of the (provision for) benefit from income tax benefit consist of the following:

                                                                          1996
                                                                        --------
   Currently payable................................................... $    --
   Deferred............................................................  975,000
                                                                        --------
                                                                        $975,000
                                                                        ========

  The Company's operating loss carryforwards of approximately $910,000 expire through the year 2011.

NOTE 9: COMMITMENTS

  Leases

  The Company leases farm equipment and vehicles under noncancelable operating leases expiring in various years through September 1997.

  Minimum future rental payments under noncancelable operating leases having remaining terms in excess of one year as of December 31, 1996, for the remaining terms of the leases and in aggregate are approximately:

   Year Ending December 31:
     1997............................................................... $19,393
     1998...............................................................   3,661

                          SUNRISE ORGANIC FARMS, INC.
                (F/K/A AURORA DAIRY CORPORATION OF IDAHO, INC.)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

  The total rental expense included in the income statements for the year ended December 31, 1996 is approximately $43,800.

  Certain operating leases provide for purchase options, and renewal options at the fair rental value at the time of renewal. In the normal course of business, operating leases are generally renewed or replaced by other leases.

  Retirement Plan

  Eligible employees may participate in a pension and profit-sharing plan (the
Plan), which is administered by a stockholder. Participants can elect to defer up to 15 percent of their annual compensation and have it contributed to the Plan. The Company may also make an additional employer contribution at the discretion of the management of the plan sponsor. Company contributions to the Plan totaled approximately $17,995 in 1996.

  Buy-sell Agreement

  The Company has entered into a buy/sell agreement with one of its stockholders. The Company has the option to purchase, in the event of the termination of employment of the stockholder, all of the shares of stock owned by such stockholder, for a value as defined in the agreement.

  Purchase Commitments

  The Company entered into an agreement for the construction and installation of a milk separator. The costs to complete the separator are estimated to be $334,100. The separator will be financed by Farm Credit Lease. As of December 31, 1996, the company advanced $80,000 for the separator.

  The Company advanced $10,000 in 1996 for the construction of a building. The cost to complete the building is estimated to be $125,000.

NOTE 10: STOCKHOLDERS' EQUITY

  On December 14, 1995, the Company changed the value of its common stock from $.01 per share to no par value and issued the 379,847,772 additional common shares necessary to effect a 1,000 for 1 common stock split.

  In connection with the assets exchange agreement, discussed in Note 2, the Company's majority stockholder granted NHI an option to acquire 204,000 shares of common stock owned by the majority stockholder. The option is exercisable through December 31, 2005, at exercise prices as specified in the agreement. The agreement also contains antidilution provisions with respect to the shares under option.

NOTE 11: CONCENTRATIONS OF CREDIT RISK

  The Company sells virtually all of its milk production to two customers. The agreement with one customer, who is also a stockholder, is described in Note 12.

NOTE 12: RELATED PARTY TRANSACTIONS

  The Company has entered into an agreement with NHI which provides that the Company will sell substantially all of its certified organic milk production to NHI at prices established by the agreement. The price per hundred weight is fixed for the period from first production date through December 31, 1996.

                          SUNRISE ORGANIC FARMS, INC.
                (F/K/A AURORA DAIRY CORPORATION OF IDAHO, INC.)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

Thereafter the price can be adjusted each six months based on market conditions. The agreement contains provisions for disposition in excess of NHI's requirements and remedial provisions for product rejected by NHI in excess of one load per 30 day period. In the event NHI does not purchase production as requested, the agreement contains remedial provisions for the Company. The Company has agreed to take all necessary steps to cause milk production to qualify as certified organic under standards established by a certifying agency acceptable to NHI. The agreement is effective through December 31, 1999, and may be terminated in writing by either party after December 31, 1997. If terminated after December 31, 1997, the effective date of termination shall be two years from the day of written notice. The agreement will automatically renew for successive two year terms after December 31, 1999, subject only to agreement as to pricing between the Company and NHI. The above is intended as a summary of the agreement and does not contain all detailed provisions of the agreement.

  Approximately 47% of the Company's milk sales for 1996 were subject to the agreement.

  The Company pays a corporation, which is a stockholder, a monthly fee for management, accounting and administrative services provided by the corporation. Payments to this stockholder totaled approximately $259,000 in 1996, which includes $446,125 of management services provided by the corporation in connection with the event discussed in Note 2.

  The Company's major stockholder personally guarantees substantially all of the Company's indebtedness. In exchange for this guarantee, the Company pays a guarantee fee, which totaled $114,000 in 1996.

  The financial statements include the following balances and transactions with stockholders:

                                                                        1996
                                                                     ----------
   Accounts receivable--milk........................................ $  564,778
   Accounts receivable..............................................    263,572
   Long-term debt...................................................    650,000
   Accrued interest.................................................     38,733
   Milk sales.......................................................  5,227,587
   General and administrative.......................................    576,131
   Heifer replacement costs.........................................     90,726
   Insurance premiums...............................................     41,764
   Prepaid expense..................................................    100,000

NOTE 13: SUBSEQUENT EVENT

  Subsequent to year end, the issued and outstanding stock of Sunrise Organic Farms, Inc. was purchased by Horizon Organic Dairy, Inc. and Horizon Organic Holding Corporation. The acquisition was structured into two phases. The first phase was the purchase by Horizon Organic Dairy, Inc. of 176,216 shares of Sunrise Organic Farms, Inc. in exchange for promissory notes in the aggregate amount of $3,566,514. These shares represented 60% of the stock owned by the Sunrise Organic Farms, Inc. shareholders other than Horizon Organic Dairy, Inc.

  The second phase of the transaction will be the exchange by the Sunrise Organic Farms, Inc. shareholders of their remaining 117,748 shares of Sunrise Organic Farms, Inc. for stock in Horizon Organic Holding Corporation worth $2,377,676 and warrants for 69,118 shares of Horizon Organic Holding Corporation's stock. The second closing is expected to occur later in 1997 at or about the same time as Horizon Organic Holding Company completes a private placement of its common stock.

  [Under the caption "Horizon(R) Organic National Production and Distribution Network": (map of the United States with lines to the following locations with the following captions: Nonfat Dry Milk Powder Processing, McMinnville, OR; Cottage Cheese Processing, Eugene, OR; Milk Processing, Petaluma, CA; Contract Dairy Farms, Modesto, CA; Distribution Warehouse, Union City, CA; Butter Processing, Sacramento, CA; Milk Processing, Reno, NV; Chocolate Milk Processing, Cedar City, UT; Horizon Organic Headquarters, Boulder, CO; Milk Processing, Denver, CO; Cheese Processing, Belleville, Cascade, Fond du Lac, Plain, and Plymouth, WI; Orange Juice Processing, Groveland, FL*; Egg Licensee, Jetersville, VA; Horizon Organic Maryland Dairy Farm; Contract Dairy Farms, Lancaster County, PA; Distribution Warehouse, NY, NY*; Milk Processing, Roxbury, NY*; Contract Dairy Farms, Upstate NY; Aseptic Milk Processing, Buffalo, NY*; Distribution Warehouse, Chicago, IL; Contract Dairy Farms, La Farge, WI; Yogurt and Sour Cream Processing, Richland Center, WI; Cream Cheese Processing, Luana, IA; Milk Processing, Des Moines, IA; Horizon Organic Idaho Dairy Farm) over "*Juniper Valley locations" and a key with one green box and the caption "Operations prior to 1995" and one red box and the caption "Operations added since 1995." The caption "Horizon(R) owns dairy farms in Idaho and Maryland and is headquartered in the Boulder, Colorado area. Horizon began operations in 1992 with a single source of organic farm milk and a yogurt processor located in Wisconsin and added a fluid milk processor located in Iowa in 1993. Today, Horizon uses farmers, processors and warehouses in 29 locations across the nation." The Horizon logo]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFOR-MATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PRO-SPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIR-CUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                  -----------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Use of Proceeds..........................................................  17
Dividend Policy..........................................................  17
Capitalization...........................................................  18
Dilution.................................................................  19
Selected Consolidated Financial Data.....................................  21
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  23
Business.................................................................  33
Management...............................................................  49
Certain Transactions.....................................................  57
Principal Stockholders...................................................  61
Description of Capital Stock.............................................  63
Shares Eligible for Future Sale..........................................  67
Underwriting.............................................................  69
Legal Matters............................................................  71
Experts..................................................................  71
Additional Information...................................................  71
Index to Financial Statements............................................ F-1

                                  -----------

  UNTIL      , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRIT-ERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                3,000,000 SHARES

                [LOGO OF HORIZON ORGANIC HOLDING CORPORATION]

                                  COMMON STOCK

                                --------------
                                  PROSPECTUS
                                --------------

                               HAMBRECHT & QUIST

                               PIPER JAFFRAY INC.

                              HANIFEN, IMHOFF INC.

                                       , 1998

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the Common Stock being registered. All the amounts shown are estimates except for the registration fee and the NASD filing fee.

      Registration fee............................................. $ 11,196.00
      NASD filing fee..............................................    4,295.00
      Nasdaq listing fee...........................................   72,875.00
      Blue sky qualification fee and expenses......................    5,000.00
      Printing and engraving expenses..............................  200,000.00
      Legal fees and expenses......................................  275,000.00
      Accounting fees and expenses.................................  200,000.00
      Transfer agent and registrar fees............................   10,000.00
      Miscellaneous................................................   21,634.00
                                                                    -----------
          Total.................................................... $800,000.00
                                                                    ===========

ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

  Under Section 145 of the Delaware General Corporation Law, the Company has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act.

  The Company's Certificate of Incorporation provides for the elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to the Company and its stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

  The Company intends to enter into indemnity agreements with each of its directors and executive officers pursuant to which the Company will indemnify each director and executive officer against expenses and losses incurred for claims brought against them by reason of their being a director or executive officer of the Company, and the Company maintains directors' and officers' liability insurance.

  The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the Underwriters of the Company and its officers and directors for certain liabilities arising under the Securities Act or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  Since January 1, 1995, the Company has sold and issued the following unregistered securities:

   1. During the period, the Registrant granted stock options to employees, consultants, directors and officers of the Registrant as provided below:

                                                                       EXERCISE
                                                             NUMBER OF PRICE PER
       DATE                                                   GRANTS     SHARE
       ----                                                  --------- ---------
     February 1995..........................................   90,000    $1.25
     May 1995...............................................  135,000    $2.10
     December 1995..........................................   25,000    $2.00
     July 1996..............................................   50,000    $3.22
     July 1996..............................................   16,800    $3.38
     July 1996..............................................   20,000    $3.54
     August 1996............................................    5,000    $3.22
     September 1996.........................................   17,143    $3.50
     May 1997...............................................  109,000    $4.85
     May 1997...............................................    9,000    $5.05
     December 1997..........................................   96,125    $6.50
     March 1998.............................................   27,500    $6.50
                                                              -------
         Total..............................................  600,568
                                                              =======

   2. During the period, the Registrant sold to employees, consultants, directors and affiliates of the Registrant (i) an aggregate of 15,300 shares of Common Stock pursuant to the exercise of a stock option at an exercise price of $3.38 per share for cash in the aggregate amount of $51,714.00, and (ii) an aggregate of 7,750 shares of Common Stock pursuant to the exercise of a stock option at an exercise price of $5.05 per share for cash in the aggregate amount of $39,137.50.

   3. On March 29, 1997, the Registrant sold warrants to purchase an aggregate of 69,118 shares of Common Stock at an exercise price of $5.34 per share.

   4. On May 29, 1997, the Registrant issued subordinated promissory term notes in the principal amount of $3,566,514 in exchange for the Company's purchase of 176,216 shares of common stock of Sunrise Organic Farms, Inc., a Colorado corporation ("Sunrise") at a cash price of $20.24 per share of Sunrise common stock.

  5. On May 29, 1997, the Registrant issued an aggregate of 3,664,000 shares of its Common Stock to the holders of securities of Horizon Organic Dairy, Inc., a Colorado corporation pursuant to the Articles of Merger filed by Horizon Organic Dairy, Inc. wherein each share of Horizon Organic Dairy, Inc. was exchanged for one (1) share of the Registrant's Common Stock.

  6. On May 29, 1997, the Registrant (i) issued an aggregate of 855,423 shares of its Common Stock at a cash price of $4.85 per share to accredited investors; and (ii) issued 490,245 shares of its Common Stock in exchange for 117,478 shares of Common Stock of Sunrise.

  7. On May 29, 1997, the Registrant sold senior subordinated notes and Common Stock of the Company for a purchase price of $50,000 per unit. Each unit consisted of a $50,000 senior subordinated note and 2,500 shares of the Company's Common Stock. The Company sold 62 units for an aggregate issuance of $3,100,000 of senior subordinated notes and 155,000 shares of Common Stock at a value of $4.85 per share in exchange for the accrued interest due and payable by the Company on such notes in the amount of $751,750 to four accredited investors.

   8. On October 8, 1997, the Registrant sold an aggregate of 120 shares of its Common Stock at a cash price of $6.50 per share to two accredited investors.

   9. On December 18, 1997, the Registrant issued 2,000 shares of its Common Stock at a cash price of $6.50 per share to a consultant in consideration for services rendered.

  10. On January 6, 1998, the Registrant issued 1,923 shares of its Common Stock at a cash price of $6.50 per share to a consultant in consideration for services rendered.

  11. Immediately following, and dependant upon, the sale of the shares offered hereby, the Company will sell to Suiza Foods Corporation ("Suiza") up to an additional 1,100,000 shares of Common Stock (the "Concurrent Placement"), pursuant to a private placement. Suiza will purchase shares in the Concurrent Placement at the Price to Public less 3 1/2% (one-half of the Underwriting Discount); provided that the price to Suiza will not be less than $11.00 nor more than $15.00, and further provided that to the extent the net price to Suiza is in excess of $13.54, the number of shares in the Concurrent Placement will be reduced so that the aggregate Suiza investment in the Concurrent Placement will not exceed $14,900,000. The Concurrent Placement is subject to the closing of the offering at a minimum Price to Public of $9.00 per share.

  The sales and issuance of securities in the transactions described in paragraphs (1) and (2) above were deemed to be exempt from registration under the Securities Act by virtue of Rule 701 promulgated thereunder in that they were offered and sold either pursuant to written compensatory benefit plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

  The sales and issuances of securities in the transactions described in paragraphs (3) through (11) above were deemed to be exempt from registration under the Securities Act by virtue of Section 4(2) thereof and/or Regulation D promulgated under the Securities Act. The purchasers in each case represented their intention to acquire the securities for investment only and not with a view to the distribution thereof. Appropriate legends are affixed to the stock certificates issued in such transactions. All recipients either received adequate information about the Company or had access, through employment or other relationships, to such information.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits.

  EXHIBIT
  NUMBER                          DESCRIPTION OF DOCUMENT
  -------                         -----------------------
   1.1+    Underwriting Agreement.
   3.1+    Certificate of Incorporation of the Company.
   3.1(a)+ Form of Certificate of Amendment of Certificate of Incorporation, to
           be filed prior to the closing of the offering.
   3.2+    Form of Amended and Restated Certificate of Incorporation, to be
           effective upon the closing of the offering.
   3.3+    Bylaws of the Company.
   3.4+    Form of Amended and Restated Bylaws of the Company, to be effective upon the closing of the offering.
   4.1+    Reference is made to Exhibits 3.1 through 3.4
   4.2+    Specimen stock certificate representing shares of Common Stock of the Company.
   5.1+    Opinion of Cooley Godward LLP regarding the legality of the securities being registered.
  10.1+    Form of Shareholders Agreement for the Company.

 EXHIBIT
 NUMBER                          DESCRIPTION OF DOCUMENT
 -------                         -----------------------
  10.2+  1998 Equity Incentive Plan.
  10.3+  Form of Company's Stock Option Agreement, as amended.
  10.4+  1998 Employee Stock Purchase Plan.
  10.5+  Form of Indemnity Agreement.
  10.6+  Form of Warrant to Purchase Common Stock.
  10.7+  Warrant to Purchase Common Stock issued to McCabe Mintz & Company.
  10.8+  Loan and Security Agreement, dated July 15, 1997, among FBS Ag Credit,
         Inc., the Company, Horizon Organic Dairy, Inc. ("HOD"), Horizon
         Organic Dairy, Maryland Farm, Inc., and Horizon Organic Dairy, Idaho
         Farm, Inc., as amended by the First Amendment to Loan and Security
         Agreement dated March 23, 1998, as amended by the Second Amendment to the Loan and Security Agreement dated April 6, 1998.
  10.10+ Note and Stock Purchase Agreement, dated May 29, 1997, among the
         Company and the Schedule of Purchasers attached thereto.
  10.11+ Restatement, Amendment and Assumption Agreement, dated as of March 20,
         1997 among Farm Credit Services, Sunrise, HOD, Marcus B. Peperzak and
         Farm Credit Bank of Wichita and the Modification to Note and Loan
         Agreement dated June 23, 1995 and addressed in the Restatement,
         Amendment and Assumption Agreement dated March 20, 1997 pertaining to
         Farm Credit Bank of Wichita Loan 2371719.
  10.12+ Asset Purchase Agreement, dated as of April 8, 1998, between the
         Company and Worcester Creameries Corp.
  10.13+ Amended Executive Employment Agreement, effective January 1, 1998, between the Company and Barnet Feinblum.
  10.14+ Amended Executive Employment Agreement, effective January 1, 1998, between the Company and Mark A. Retzloff.
  10.15+ Amended Executive Employment Agreement, effective January 1, 1998, between the Company and Paul Repetto.
  10.16+ Office Lease for Horizon Building, dated October 10, 1996, between HOD and MUM II, LLC, as amended by the Addendum to Lease and Second
         Addendum to Lease, dated October 10, 1996 and Third Addendum to Lease, dated March 31, 1997.
  10.17+ Stock Purchase Agreement, dated as of June 5, 1998, between the
         Company and Suiza Foods Corporation ("Suiza").
  10.18+ Stockholder Agreement, dated as of June 5, 1998, between the Company and Suiza.
  11.1+  Statement re: computation of per share earnings.
  21.1+  Statement re: subsidiaries of the Company.
  23.1+  Consent of Cooley Godward LLO (included in Exhibit 5.1).
  23.2   Consent of KPMG Peat Marwick LLP.
  23.3   Consent of Eide Bailly LLP.
  23.4+  Consent of Ober, Kaler, Grimes & Shriver.
  24.1+  Power of Attorney.
  27.1+  Financial Data Schedule.
  99.1+  Report of Eide Bailly LLP.

---------------------
* To be filed by amendment.
+ Previously filed.

  (b) Financial Statement Schedules.

None.

ITEM 17. UNDERTAKINGS.

  The Company hereby undertakes to provide the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the provisions described in Item 14 or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer, or controlling person of the Company in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Company undertakes that: (1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus as filed as part of the registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective, and (2) for the purpose of determining any liability under the Securities Act, each post effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  In accordance with the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and authorized this Amendment No. 4 to Registration Statement No. 333-51465 to be signed on its behalf by the undersigned, in the City of Longmont, State of Colorado, on the 18th day of June, 1998.

                                          Horizon Organic Holding Corporation

                                          By:    /s/ Barnet M. Feinblum
                                                    Barnet M. Feinblum
                                            President, Chief Executive Officer
                                                       and Director

  Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to Registration Statement No. 333-51465 has been signed below by the following persons in the capacities and on the dates indicated.


              SIGNATURE                        TITLE                 DATE
       /s/ Marcus B. Peperzak*         Chairman of the
-------------------------------------   Board of Directors      June 18, 1998
         MARCUS B. PEPERZAK

       /s/ Barnet M. Feinblum          President, Chief
-------------------------------------   Executive Officer,      June 18, 1998
         BARNET M. FEINBLUM             Director (Principal
                                        Executive Officer)

         /s/ Don J. Gaidano*           Vice President,
-------------------------------------   Finance &               June 18, 1998
           DON J. GAIDANO               Administration,
                                        Chief Financial
                                        Officer, and
                                        Treasurer
                                        (Principal
                                        Financial and
                                        Accounting Officer)



              SIGNATURE                         TITLE                DATE
        /s/ Paul B. Repetto*            Vice President,
-------------------------------------    Marketing, Director    June 18, 1998
           PAUL B. REPETTO

        /s/ Mark A. Retzloff*           Vice President,
-------------------------------------    Sales, Director        June 18, 1998
          MARK A. RETZLOFF

    /s/ Thomas D. McCloskey, Jr.*       Director
-------------------------------------                           June 18, 1998
      THOMAS D. MCCLOSKEY, JR.

        /s/ J. Thomas Clark*            Director
-------------------------------------                           June 18, 1998
           J. THOMAS CLARK

      /s/ Clark R. Mandigo II*          Director
-------------------------------------                           June 18, 1998
         CLARK R. MANDIGO II

      /s/ Richard L. Robinson*          Director
-------------------------------------                           June 18, 1998
         RICHARD L. ROBINSON

  *By: /s/ Barnet M. Feinblum
    ------------------------------
     Barnet M. Feinblum
      Attorney-In-Fact

                                EXHIBIT INDEX

  EXHIBIT
  NUMBER                          DESCRIPTION OF DOCUMENT
  -------                         -----------------------
   1.1+    Underwriting Agreement.
   3.1+    Certificate of Incorporation of the Company.
   3.1(a)+ Form of Certificate of Amendment of Certificate of Incorporation, to
           be filed prior to the closing of the offering.
   3.2+    Form of Amended and Restated Certificate of Incorporation, to be
           effective upon the closing of the offering.
   3.3+    Bylaws of the Company.
   3.4+    Form of Amended and Restated Bylaws of the Company, to be effective upon the closing of the offering.
   4.1+    Reference is made to Exhibits 3.1 through 3.4
   4.2+    Specimen stock certificate representing shares of Common Stock of the Company.
   5.1+    Opinion of Cooley Godward llp regarding the legality of the securities being registered.
  10.1+    Form of Shareholders Agreement for the Company.
  10.2+    1998 Equity Incentive Plan.
  10.3+    Form of Company's Stock Option Agreement.
  10.4+    1998 Employee Stock Purchase Plan.
  10.5+    Form of Indemnity Agreement.
  10.6+    Form of Warrant to Purchase Common Stock.
  10.7+    Warrant to Purchase Common Stock issued to McCabe Mintz & Co.
  10.8+    Loan and Security Agreement, dated July 15, 1997, among FBS Ag
           Credit, Inc., the Company, Horizon Organic Dairy, Inc. ("HOD"),
           Horizon Organic Dairy, Maryland Farm, Inc., and Horizon Organic
           Dairy, Idaho Farm, Inc., as amended by the First Amendment to Loan and Security Agreement dated March 23, 1998, as amended by the
           Second Amendment to the Loan and Security Agreement dated April 6,
           1998.
  10.9+    Form of Unsecured Subordinated Promissory Note, dated March 20, 1997 of the Company.
  10.10+   Note and Stock Purchase Agreement, dated May 29, 1997, among the
           Company and the Schedule of Purchasers attached thereto.
  10.11+   Restatement, Amendment and Assumption Agreement, dated as of March
           20, 1997 among Farm Credit Services, Sunrise, HOD, Marcus B.
           Peperzak and Farm Credit Bank of Wichita and the Modification to
           Note and Loan Agreement dated June 23, 1995 and addressed in the
           Restatement, Amendment and Assumption Agreement dated March 20, 1997 pertaining to Farm Credit Bank of Wichita Loan 2371719.
  10.12+   Asset Purchase Agreement, dated as of April 8, 1998, between the
           Company and Worcester Creameries Corp.
  10.13+   Amended Executive Employment Agreement, effective January 1, 1998, between the Company and Barnet Feinblum.
  10.14+   Amended Executive Employment Agreement, effective January 1, 1998, between the Company and Mark A. Retzloff.
  10.15+   Amended Executive Employment Agreement, effective January 1, 1998, between the Company and Paul Repetto.
  10.16+   Office Lease for Horizon Building, dated October 10, 1996, between
           HOD and MUM II, LLC, as amended by the Addendum to Lease and Second
           Addendum to Lease, dated October 10, 1996 and Third Addendum to
           Lease, dated March 31, 1997.
  10.17+   Stock Purchase Agreement, dated as of June 5, 1998, between the
           Company and Suiza Foods Corporation ("Suiza").
  10.18+   Stockholder Agreement, dated as of June 5, 1998, between the Company and Suiza.
  11.1+    Statement re: computation of per share earnings.
  21.1+    Statement re: subsidiaries of the Company.
  23.1+    Consent of Cooley Godward LLP (included in Exhibit 5.1).
  23.2     Consent of KPMG Peat Marwick LLP.
  23.3     Consent of Eide Helmeke PLLP.
  23.4+    Consent of Ober, Kaler, Grimes & Shriver.
  24.1+    Power of Attorney (included on page II-6).
  27.1+    Financial Data Schedule.
  99.1+    Report of Eide Bailly LLP

---------------------
*To be filed by amendment.
+Previously filed